KGHM POLSKA MIEDŹ S.A.

Exemption number 82 4639

08005447

14 October 2008
NI/64/2008

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

SUPPL

Enclosed please find the hard copy of the Consolidated Report of the KGHM Polska Miedź S.A. Group for the first half of 2008.

Członkowie Zarządu
KGHM POLSKA MIEDŹ S.A.:

Mirosław Krutin
Prezes Zarządu

Herbert Wirth
I Wiceprezes Zarządu

Maciej Tybura
Wiceprezes Zarządu

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

PROCESSED
OCT 2 2 2008
THOMSON REUTERS

Sincerely

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

Zarejestrowana pod nr
KRS 0000023302
w Sądzie Rejonowym
dla Wrocławia Fabrycznej,
IX Wydział Gospodarczy
Krajowego Rejestru Sądowego,
gdzie przechowywana jest
dokumentacja spółki

Kapitał zakładowy:

2.000.000.000 zł
(z czego wpłacono 2.000.000.000 zł)

SEC
Mail Processing
Section

OCT 16 2008

Washington, DC
103

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated half-year report PS 2008

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the first half of **2008** comprising the period from **1 January 2008** to **30 June 2008**
Containing the consolidated financial statements according to International Financial Reporting Standards in PLN.

publication date: 14 October 2008

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (name of issuer in brief)	**Metals industry** (Issuer branch title per the Warsaw Stock Exchange)
59 301 (postal code)	**LUBIN** (city)
M. Skłodowskiej – Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (website address)
692-000-00-13 (NIP)	**390021764** (REGON)

Ernst & Young Audit Sp. z o.o.
(Entity entitled to audit financial statements)

SELECTED FINANCIAL ITEMS	in '000 PLN		in '000 EUR	
	half-year 2008 period from 1 January 2008 to 30 June 2008	**half-year 2007** period from 1 January 2007 to 30 June 2007	**half-year 2008** period from 1 January 2008 to 30 June 2008	**half-year 2007** period from 1 January 2007 to 30 June 2007
I. Sales	6 750 769	6 467 899	1 941 215	1 680 585
II. Operating profit	1 963 628	2 126 559	564 650	552 554
III. Profit before income tax	2 091 440	2 233 777	601 403	580 413
IV. Profit for the period	1 719 159	1 825 641	494 352	474 365
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	1 719 410	1 825 334	494 424	474 285
VI. Profit for the period attributable to minority interest	(251)	307	(72)	80
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	8.60	9.13	2.47	2.37
IX. Net cash generated from operating activities	1 267 023	1 813 154	364 338	471 120
X. Net cash used in investing activities	(602 891)	(559 488)	(173 364)	(145 374)
XI. Net cash used in/generated from financing activities	(23 039)	21 320	(6 625)	5 540
XII. Total net cash flow	641 093	1 274 986	184 349	331 286
	At 30 June 2008	**At 31 December 2007**	**At 30 June 2008**	**At 31 December 2007**
XIII. Non-current assets	8 021 312	7 932 257	2 391 423	2 214 477
XIV. Current assets	6 843 420	5 570 957	2 040 254	1 555 265
XV. Non-current assets held for sale	550	184	164	51
XVI. Total assets	14 865 282	13 503 398	4 431 841	3 769 793
XVII. Non-current liabilities	1 616 133	1 710 812	481 824	477 614
XVIII. Current liabilities	3 832 782	2 290 977	1 142 681	639 580
XIX. Equity	9 416 367	9 501 609	2 807 336	2 652 599
XX. Minority interest	47 296	47 621	14 101	13 295

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2008

Lubin, October 2008

Ernst & Young Audit sp. z o.o.
Rondo ONZ 1
00-124 Warszawa
Tel. +48 22 557 70 00
Faks +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

Translation of auditors' review report originally issued in Polish

Independent Auditors' Review Report on the Interim Consolidated Financial Statements for the six-month period ended 30 June 2008

To the Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have reviewed the attached consolidated financial statements of the KGHM Polska Miedź S.A. Group ("the Group"), for which the parent company is KGHM Polska Miedź S.A. ('the Company', 'the parent company') located in Lubin, at M. Skłodowskiej-Curie Street 48, including:

   - the interim consolidated balance sheet as at 30 June 2008 with total assets amounting to 14,865,282 thousand zlotys,
   - the interim consolidated income statement for the period from 1 January 2008 to 30 June 2008 with a net profit amounting to 1,719,159 thousand zlotys,
   - the interim consolidated statement of changes in equity for the period from 1 January 2008 to 30 June 2008 with a net decrease of equity amounting to 85,242 thousand zlotys,
   - the interim consolidated cash flow statement for the period from 1 January 2008 to 30 June 2008 with a net cash inflow amounting to 641,093 thousand zlotys and
   - the interim explanatory notes

   ('the attached interim consolidated financial statements').

2. The truth and fairness[1] of the attached interim consolidated financial statements prepared in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ('IAS 34') and the proper maintenance of the consolidation documentation are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors ('Standards'). These Standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of documentation supporting the amounts and disclosures in the interim consolidated financial statements and discussions with the management of the Company as well as its employees. The scope of work[2] of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness[3] of the financial statements. Review provides less assurance than an audit. We have not performed an audit of the attached interim consolidated financial statements and, accordingly, do not express an audit opinion.

---

[1] Translation of the following expression in Polish language: "prawidłowość, *rzetelność i jasność*"

[2] In Polish language two expressions are used (*"zakres i metoda"*) that in English language translation are covered by one expression "the scope of work"

[3] Translation of the following expression in Polish language: *"prawidłowo, rzetelnie i jasno"*

4. The Company's consolidated financial statements for the period from 1 January 2007 to 30 June 2007 were subject to our review and we issued a qualified review report, dated 18 October 2007, including an emphasis of matter on these consolidated financial statements. Qualifications related to deferred tax and potential impairment of assets in one of the subsidiaries. Emphasis of matter related to hyperinflationary revaluation of share capital in accordance with IAS 29. Above mentioned issues do not impact on the attached interim consolidated financial statements for the period from 1 January 2008 to 30 June 2008.
5. Our review did not reveal the need to make material changes for the attached interim consolidated financial statements to present truly and fairly[4] in all material respects the financial position of the Group as at 30 June 2008 and the financial result, for the six months ended 30 June 2008 in accordance with IAS 34.

on behalf of
Ernst & Young Audit Sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Registration No. 130

Marek Musiał
Certified Auditor
Registration No. 90036/7272

Jacek Hryniuk
Certified Auditor
Registration No. 9262/6958

Warsaw, 7 October 2008

[4] Translation of the following expression in Polish language: "*rzetelny, prawidłowy i jasny*"

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, October 2008

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. ON THE ACCURACY OF THE PREPARED CONSOLIDATED FINANCIAL STATEMENTS

According to our best judgement the consolidated half-year financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and give a true, fair and clear view of the material and financial position of the KGHM Polska Miedź S.A. Group and the financial result of the Group. The half-year report on the activities of the Group presents a true picture of the development and achievements, as well as the condition, of the KGHM Polska Miedź S.A. Group, including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
7 October 2008	Mirosław Krutin	President of the Management Board	
7 October 2008	Herbert Wirth	I Vice President of the Management Board	
7 October 2008	Maciej Tybura	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, October 2008

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has reviewed the consolidated half-year financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have carried out this review, have met the conditions for issuing an impartial and independent report on their review, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
7 October 2008	Mirosław Krutin	President of the Management Board	
7 October 2008	Herbert Wirth	I Vice President of the Management Board	
7 October 2008	Maciej Tybura	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2008

Lubin, October 2008

Table of contents to the consolidated financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated balance sheet	Note	At 30 June 2008	At 31 December 2007
Assets			
Non-current assets			
Property, plant and equipment	6	6 744 233	6 614 352
Intangible assets	7	118 047	119 231
Investment property	8	16 517	16 517
Investments in associates	9	659 760	690 096
Deferred tax assets	22	319 174	320 506
Available-for-sale financial assets	10	44 759	47 155
Held-to-maturity investments	11	57 292	43 934
Derivative financial instruments	12	8 154	33 395
Trade and other receivables	13	53 376	47 071
		8 021 312	**7 932 257**
Current assets			
Inventories	14	1 862 653	1 744 495
Trade and other receivables	13	1 411 543	925 367
Current corporate tax receivables		1 669	7 377
Available-for-sale financial assets	10	100 623	-
Derivative financial instruments	12	16 429	81 622
Cash and cash equivalents	15	3 450 503	2 812 096
		6 843 420	**5 570 957**
Non-current assets held for sale	25	**550**	**184**
TOTAL ASSETS		**14 865 282**	**13 503 398**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital	16	2 000 000	2 000 000
Other reserves	17	8 791	13 118
Retained earnings		7 360 280	7 440 870
		9 369 071	**9 453 988**
Minority interest		**47 296**	**47 621**
TOTAL EQUITY		**9 416 367**	**9 501 609**
LIABILITIES			
Non-current liabilities			
Trade and other payables	19	31 497	24 762
Borrowings and finance lease liabilities	20	69 756	162 909
Derivative financial instruments	12	-	3 087
Deferred tax liabilities	22	34 282	29 804
Liabilities due to employee benefits	23	944 331	919 923
Provisions for other liabilities and charges	24	536 267	570 327
		1 616 133	**1 710 812**
Current liabilities			
Trade and other payables	19	3 438 566	1 646 406
Borrowings and finance lease liabilities	20	195 165	113 201
Current corporate tax liabilities		30 159	343 377
Derivative financial instruments	12	61	14 335
Liabilities due to employee benefits	23	79 643	77 402
Provisions for other liabilities and charges	24	89 188	96 256
		3 832 782	**2 290 977**
TOTAL LIABILITIES		**5 448 915**	**4 001 789**
TOTAL EQUITY AND LIABILITIES		**14 865 282**	**13 503 398**

The notes presented on pages 7 to 88 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Note	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Sales	27	6 750 769	6 467 899
Cost of sales	28	(4 054 068)	(3 639 149)
Gross profit		**2 696 701**	**2 828 750**
Selling costs	28	(113 216)	(95 652)
Administrative expenses	28	(347 739)	(344 774)
Other operating income	30	314 135	1 073 207
Other operating costs	31	(586 253)	(1 334 972)
Operating profit		**1 963 628**	**2 126 559**
Finance costs - net	32	(24 712)	(15 212)
Share of profits of associates accounted for using the equity method	35	152 524	122 430
Profit before income tax		**2 091 440**	**2 233 777**
Income tax expense	36	(372 281)	(408 136)
Profit for the period		**1 719 159**	**1 825 641**
attributable to:			
shareholders of the Parent Entity		1 719 410	1 825 334
minority interest		(251)	307
		1 719 159	**1 825 641**
Earnings per share attributable to the shareholders of the Parent Entity for the half-year period (PLN per share)	37		
- basic		8.60	9.13
- diluted		8.60	9.13

The notes presented on pages 7 to 88 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Note	Attributable to shareholders of the Parent Entity			Attributable to minority interest	Total equity
		Share capital	Other reserves	Retained earnings		
At 1 January 2007 as previously stated		**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors		**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007		**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	34.1.9	-	698 586	-	-	698 586
Fair value losses on available-for-sale financial assets		-	(1 845)	-	-	(1 845)
Deferred tax	22	-	(137 452)	-	-	(137 452)
Total income/(expenses) recognised directly in equity		**-**	**559 289**	**-**	**-**	**559 289**
Profit for the period		-	-	1 825 334	307	1 825 641
Total recognised income/(expenses)		**-**	**559 289**	**1 825 334**	**307**	**2 384 930**
Dividend for 2006		-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest		-	-	-	1 531	1 531
At 30 June 2007		**2 000 000**	**128 128**	**5 331 645**	**46 600**	**7 506 373**
At 1 January 2008		**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	34.1.9	-	(2 095)	-	-	(2 095)
Fair value losses on available-for-sale financial assets		-	(2 073)	-	-	(2 073)
Deferred tax	22	-	(159)	-	-	(159)
Total income/(expenses) recognised directly in equity		**-**	**(4 327)**	**-**	**-**	**(4 327)**
Profit for the period		-	-	1 719 410	(251)	1 719 159
Total recognised income/(expenses)		**-**	**(4 327)**	**1 719 410**	**(251)**	**1 714 832**
Dividend for 2007	38			(1 800 000)	(74)	(1 800 074)
At 30 June 2008		**2 000 000**	**8 791**	**7 360 280**	**47 296**	**9 416 367**

The notes presented on pages 7 to 88 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement	Note	For the period from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007
Cash flow from operating activities			
Profit for the period		1 719 159	1 825 641
Adjustments to profit for the period	39	222 005	583 297
Income tax paid		(674 141)	(595 784)
Net cash generated from operating activities		**1 267 023**	**1 813 154**
Cash flow from investing activities			
Purchase of property, plant and equipment and intangible assets		(572 611)	(613 530)
Proceeds from sale of property, plant and equipment and intangible assets	39	8 660	11 012
Proceeds from sale of investment property		-	35 924
Purchase of held-to-maturity investments		(64 844)	(202 797)
Proceeds from sale of held-to-maturity investments		64 844	175 038
Purchase of available-for-sale financial assets		(100 005)	(200 000)
Proceeds from sale of available-for-sale financial assets		151	61 254
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(13 361)	(32 152)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		-	22 096
Proceeds from repayments of loans		-	250
Interest received		753	471
Dividends received		91 410	203 167
Other investment expenses		(17 888)	(20 221)
Net cash used in investing activities		**(602 891)**	**(559 488)**
Cash flow from financing activities			
Expenses connected with transactions with minority interest		-	(464)
Proceeds from loans and borrowings		30 158	55 562
Repayments of loans and borrowings		(45 733)	(25 716)
Payments of liabilities due to finance leases		(836)	(4 194)
Interest paid		(6 604)	(3 868)
Dividends paid		(24)	-
Net cash used in/generated from financing activities		**(23 039)**	**21 320**
Total net cash flow		**641 093**	**1 274 986**
Exchange losses on cash and cash equivalents		(2 686)	(16 132)
Movements in cash and cash equivalents		**638 407**	**1 258 854**
Cash and cash equivalents at beginning of the period	15	**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period	15	**3 450 503**	**3 579 985**
including restricted cash and cash equivalents		1 682	2 171

The notes presented on pages 7 to 88 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

**Notes to the consolidated financial statements
prepared for the first half of 2008**

1. General information

Name, registered office, business activities

KGHM Polska Miedź S.A. (the "Parent Entity") with its registered office in Lubin at ul. M.Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302 , operating on the territory of the Republic of Poland. The Parent Entity was issued with tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764.
KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises its Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), Ore Enrichment Plant, Tailings Plant, Mine-Smelter Emergency Rescue Unit and Data Center. The composition of the Group was presented in Note 5.
The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and - in the form of GDRs (global depository receipts) - on the London Stock Exchange (LSE). According to the classification of the Stock Exchange in Warsaw, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Group comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

Period of operation of the Group

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The Parent Entity and subsidiaries have an unlimited period of operation.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board of the Parent Entity

During the period from 1 January 2008 to 17 January 2008, the composition of the Management Board of the Parent Entity and segregation of duties were as follows:

- Krzysztof Skóra	President of the Management Board
- Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)
- Dariusz Kaśków	Vice President of the Management Board (Development).

On 17 January 2008, the Supervisory Board recalled Krzysztof Skóra from the function of President of the Management Board and Dariusz Kaśków from the function of Vice President of the Management Board and decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members. The Supervisory Board has appointed Ireneusz Reszczyński, I Vice President of the Management Board of KGHM Polska Miedź S.A. as the acting President of the Management Board of KGHM Polska Miedź S.A. until the President of the Management Board is appointed.

On 17 April 2008 the Supervisory Board of the Company appointed Mirosław Krutin to the position of President of the Management Board as of 23 April 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

1. General information (continuation)

On 23 April 2008 the Supervisory Board recalled from the position of Member of the Management Board - Vice President of the Management Board: Marek Fusiński, Stanisław Kot and Ireneusz Reszczyński.
Simultaneously, the Supervisory Board has appointed Herbert Wirth to the position of Member of the Management Board – I Vice President of the Management Board (Development) and Maciej Tybura to the position of Member of the Management Board - Vice President of the Management Board (Finance).

As at the date of authorisation of these financial statements for issue, the composition of the Management Board and segregation of duties were as follows:

- Mirosław Krutin	President of the Management Board
- Herbert Wirth	I Vice President of the Management Board (Development)
- Maciej Tybura	Vice President of the Management Board (Finance)

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Parent Entity on 7 October 2008.

Going concern assumption

These financial statements were prepared under the assumption that Group companies will continue as going concerns in the foreseeable future. As at the date of authorisation of these financial statements, there are no circumstances that would indicate a threat to the going concern assumption by the Group companies.
In order to fully understand the financial position and the results of the activities of the Group, these consolidated financial statements should be read jointly with the separate half-year financial statements of KGHM Polska Miedź S.A. for the period ended 30 June 2008. These financial statements is available on the website of the Company www.kghm.pl.

2. Main accounting policies

2.1 Basis of preparing financial statements

These financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union using the same principles for the current and comparative periods.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), except for available-for-sale financial assets, derivative instruments and investment property, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

Standards and interpretations in force applied in the Group as of 1 January 2008

IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions"
Application of this interpretation has no effect on the financial statements of the Group.

IFRIC 12 "Service Concession Arrangements"
Application of this interpretation has no effect on the financial statements of the Group.

IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
Application of this interpretation has no effect on the financial statements of the Group.

IFRIC 12 and IFRIC 14 had not been approved by the European Union by the publication date of these financial statements.

In these consolidated financial statements any standard or interpretation prior to its coming into force and approval by the European Union has not been applied.

Standards and Interpretations published by 30 June 2008 which did not come into force by the publication date of these financial statements:

IAS 1 "Presentation of Financial Statements"

The amended IAS 1 was published by the International Accounting Standards Board in September 2007. It refers to the presentation of financial statements. The amended standard implements a new element of the financial statements called the statement of comprehensive income, where all items of income and expenses should be presented, including those, which so far have been recognised in equity. In addition, changes apply also to presentation of the statement of changes in equity, presentation of dividends and comparative information, if changes in accounting policies are applied retrospectively. The revisions include changes in the titles of some of the key items of the financial statements, however, companies will be entitled to retain their current terminology. The amended standard becomes effective for annual periods beginning on or after 1 January 2009.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IAS 23 "Borrowing costs"
The amended IAS 23 was published by the International Accounting Standards Board on 29 March 2007. This standard relates to the accounting treatment of borrowing costs incurred in connection with a qualifying asset. The amended IAS 23 removes the benchmark treatment that requires that borrowing costs are recognised in the profit or loss and are capitalised. Although this change will affect the Group, it is believed that its impact on the financial statements will be immaterial. The amended standard becomes operative for periods beginning on or after 1 January 2009.

IFRS 3 "Business Combinations"
The amended IFRS 3 was issued by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IFRS 3. The amended Standard is connected with the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. The amended Standard gives more detailed guidance for application of the purchase method for business combinations. The Standard becomes effective for annual periods beginning on or after 1 July 2009 and will be applied to the accounting for business combinations effected after this date.

IAS 27 "Consolidated and Separate Financial Statements"
The amended IAS 27 was published by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IAS 27. Implementation of this standard relates to the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. IAS 27 requires the recognition of changes in the share held in a subsidiary as an equity transaction. For this reason such a change does not affect goodwill, and there is no recognition of gains or losses. The amended standard also changes the manner of recognising losses incurred by a subsidiary, exceeding the value of the investment, as well as the manner of recognising loss of control over the subsidiary. The amended Standard becomes effective for annual periods beginning on or after 1 July 2009. As these changes are to be applied prospectively, they will affect future acquisitions and transactions with minority interest.

Amended IFRS 2 "Share-based Payment"
The amended IFRS 2 was published by the IASB on 17 January 2008. Amendments to IFRS 2 relates to vesting conditions to cash and other assets or equity instruments of the entity as part of the share based payment transaction. Changes in this Standard become effective for periods beginning on or after 1 July 2009 and will not have any effect on the financial statements of the Group.

Amended IAS 32 „Financial Instruments: Presentation"
The amended IAS 32 was published by the International Accounting Standards Board (IASB) on 14 February 2008. The amendments related to the specific type of financial instruments, which are similar to ordinary equity instruments, but allow their holder to present them for redemption by issuer if certain, indicated in the Standard, circumstances materialised. To date, in accordance with IAS 32, this type instruments were classified as financial liabilities. The amended IAS 32 requires that such instruments are not classified as liabilities but rather as equity. Standard amendments become effective for reporting periods beginning on or after 1 January 2009 and will not have any effect on the financial statements of the Group.

Amended IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27. "Consolidated and Separate Financial Statements"
On 22 May 2008 the International Accounting Standards Board issued amendments to IFRS 1 and IAS 27 as the conclusion of an exposure draft titled „Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate". The amendments address the recognition of investments in a subsidiaries, jointly controlled entities or associates in the separate financial statements, and are applicable to specific (as described in the standard) types of group reorganisation, and change the definition of initial cost. The amendments to IFRS 1 and IAS 27 will be in effect for periods beginning on or after 1 January 2009. The amendments will be applicable for future equity investments.

IFRIC 13 "Customer Loyalty Programmes"
On 28 June 2007, the International Accounting Standards Board published interpretation 13 Customer Loyalty Programmes. This interpretation addresses the method of accounting for payments related to the sale of goods or services included in customer loyalty programmes. This interpretation becomes effective for periods beginning on or after 1 July 2008, although earlier application is recommended. The only company in the Group which has a customer loyalty programme is Telefonia Dialog S.A. This company will apply IFRIC 13 upon its acceptance by the European Union. Analysis of the impact of applying IFRIC 13 on the financial statements indicates that its impact will be insignificant.

IFRIC 15 "Agreements for the Construction of Real Estate"
On 3 July 2008 the International Accounting Standards Board issued interpretation 15 "Agreements for the Construction of Real Estate". This interpretation addresses real estate developers (both directly and through sub-contractors) and standardises the accounting of revenues from the sale of real estate units (such as apartments or houses) prior to transfer of the risk and benefits associated with the construction of the given property.
This interpretation will be in effect for periods beginning on or after 1 January 2009, and will not affect the financial statements of the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"
On 3 July 2008 the International Accounting Standards Board issued Interpretation 16 "Hedges of a Net Investment in a Foreign Operation". This interpretation addresses the issue of entities which hedge their net investment in a foreign operation, and provides guidance and clarification on when, and in what manner, such hedges may be made. The main decision eliminates the possibility of applying hedge accounting to exchange differences between the functional currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements. This interpretation will be in effect for periods beginning on or after 1 October 2008, and will not affect the financial statements of the Group.

"Improvements to International Financial Reporting Standards" 2008
On 22 May 2008 the International Accounting Standards Board issued the first Standard published under the IASB's annual improvements process, Improvements to IFRS 2008. This is a collection of amendments and minor corrections which are needed, but which are not so urgent or important as to require a separate draft. Altogether they include 35 amendments, of which 15 may cause changes in presentation, recognition or measurement, while the remaining 20 are terminological or editorial changes which have no or minimal affect on accounting. Each change has an individual effective date, although most will come into effect for periods beginning on or after 1 January 2009, with earlier, retrospective adoption permitted. Adoption of the amended and improved Standards will not significantly affect the financial statements of the Group.

"Eligible Hedged Items" (an amendment to IAS 39 "Financial Instruments: Recognition and Measurement")
On 31 July 2008 the International Accounting Standards Board issued an amendment to IAS 39 "Eligible Hedged Items". This amendment clarifies the principles for qualification as well as the conditions which a financial position must meet to be qualified as hedged. The changes introduced clarify how the existing principles underlying hedge accounting should be applied in two particular situations, and in particular in a situation of (1) a one-sided risk in a hedged item (i.e. changes in the cash flows or fair value of a hedged item above or below a specified price or other variable), and (2) changes in inflation representing a portion of the cash flow of a financial hedged item. The introduction of Application Guidance was necessary due to the diversity of solutions being practiced in this regard. This amendment, which requires retrospective application, will be in effect for periods beginning on or after 1 July 2009, and will not affect the financial statements of the Group.

Standards and Interpretations published by 30 June 2008 which had been adopted by the European Union by the publication date of these financial statements:

IFRS 8 "Operating segments"
IFRS 8, *Operating segments*, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and becomes effective for annual periods beginning on or after 1 January 2009. This standard introduces a management approach to segment reporting, and underlines the necessity to disclose indicators and other measures used to monitor and evaluate activities to enable the users of the financial statements to evaluate the nature and financial results of various forms of activity carried out by the Group. The Group will apply IFRS 8 beginning with the financial statements published from 1 January 2009, and will include in them informational disclosures in accordance with the management approach.

2.2 Accounting policies

2.2.1 Property, plant and equipment

The following are considered to be items of property, plant and equipment:
- assets held by the entity for use in production, supply of goods and services or for administrative purposes,
- assets which are expected to be used during more than one year,
- assets which are expected to generate future economic benefits that will flow to the entity, and
- assets, the value of which can be measured reliably.

Upon initial recognition, items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of an item of property, plant and equipment are not recognised in the cost. Foreign exchange differences arising from foreign currency liabilities, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

Upon initial recognition, in the costs of property, plant and equipment, the anticipated costs of future assets' dismantling and removal and the cost of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories are included. In particular, in the initial cost of items of property, plant and equipment, discounted decommissioning costs of assets relating to underground mining, as well as of other facilities which, in accordance with binding laws, must be liquidated upon the conclusion of activities are included.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

Mine decommissioning costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group decommissioning plan within the schedule of mine decommissioning.

The decommissioning costs of other facilities recognised in their initial cost are amortised beginning from the moment an item of property, plant and equipment is brought into use, throughout the period of use and in accordance with the method used for the depreciation of those items of property, plant and equipment to which they have been assigned.

Property, plant and equipment acquired before 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to account for the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

As at the balance sheet date, items of property, plant and equipment are carried at cost less accumulated depreciation and impairment losses.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or renovation) are recognised in the carrying amount of a given item only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are **depreciated** using the straight-line method over their anticipated useful life. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the closure of operations.

For individual groups of assets, the following useful lives have been adopted:
- Buildings and civil engineering objects: 25-60 years,
- Machines and equipment: 4-15 years,
- Motor vehicles: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or when it is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or a cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of necessary regular major overhauls, including for the purpose of certification.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

Fixed asset is derecognised when it is sold, decommissioned or if no future economic benefits are expected to be derived from its use or disposal.

2.2.2 Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance, i.e.:
- development costs,
- goodwill,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition of the investment. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisition of investments in associates is included in the carrying amount of such investment.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses.

Testing for impairment is performed and any potential impairment loss is recognised in accordance with the policies described in note 2.2.10 "Impairment of non-financial assets".

The carrying amount of goodwill relating to the entity which was disposed of enters into determination of the gain or loss on disposal of subsidiaries and associates.

Development costs

The entities of the Group carries out development projects which are primarily aimed at reducing copper production costs, increasing the production capacity of smelters and mines, improving the technical parameters of manufactured products, improving copper production technology.

An intangible asset arising from development is recognised if the entity can demonstrate:

a) the technical feasibility of completing the intangible asset so that it will be available for use or sale,

b) the intention to complete the intangible asset and use or sell it,

c) its ability to use or sell the intangible asset,

d) the manner in which the intangible asset will generate probable future economic benefits,

e) the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and

f) its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

Internally generated costs of development projects recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition.

Capitalised development costs are recognised as an intangible asset not available for use and are not amortised until the moment when the given intangible asset is completed and the decision has been taken to implement it. Such intangible assets are, however, tested annually for impairment. The amount of the impairment is recognised in the profit or loss.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use.

Research expenditure is recognised as an expense as incurred.

Other intangible assets

Other intangible assets are measured at cost at initial recognition.

Any borrowing costs incurred for a qualifying intangible asset are recognised in the income statement in the period in which they are incurred. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.
At the balance sheet date intangible assets are measured at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets (excluding goodwill and intangible assets not yet available for use) are amortised using the straight-line method over their anticipated useful lives, which are as follows for the specific types of intangible assets:
- Software – 2-8 years,
- Licenses for computer software – 2 – 5 years,
- Rights to geological information – 50 years,
- Acquired property rights – over a useful life set separately for individual property rights.

The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.

As in the case of goodwill, intangible assets not yet available for use (under construction) are not amortised, but are tested annually for impairment. Any potential impairment loss is recognised in the income statement.
There are no intangible assets in the Group with an indefinite useful life.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.3 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both. Investment property also includes property held under an operating lease agreement, as long as it would otherwise meet the definition of investment property.

Investment property (other than that held under an operating lease agreement) is initially measured at cost. Transaction costs are included in the initial measurement.

The initial cost of the right to use an investment property (a property interest) held under a lease is recognised at the lower of the fair value of the property and the present value of the minimum lease payments.

On subsequent balance sheet dates investment property is measured at fair value. Any gain or loss arising from a change in the fair value of the investment property affects net profit or loss for the period in which it arises.
Investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.2.4 Investments in subsidiaries and associates

a) Subsidiaries

Subsidiaries in the consolidated financial statements of KGHM Polska Miedź S.A. are those entities which the Group has the power to govern in terms of their financial and operating policies in order to achieve benefits from their activities. Such control is exercised through ownership of the majority of the total number of votes in the governing bodies of these entities, i.e. in their management and supervisory boards. The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the Group controls a given entity.

The purchase method is used to account for the acquisition of subsidiaries by the Group.

The carrying amount of investments held by the Parent Entity in each subsidiary is eliminated, along with the respective portion of equity of each subsidiary. The excess of the carrying amount of the investment over the fair value of the Group's interest in the identifiable net assets acquired is recognised as goodwill. The excess of the fair value of the Group's interest in the net assets acquired over the cost of acquisition is recognised directly in the income statement.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Inter-company transactions, balances, income, expenses and unrealised gains recognised in assets are eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred. Minority interest in the net assets of consolidated subsidiaries are recognised as a separate item of equity.

Consolidation of subsidiaries is discontinued from the date on which control ceases.

The Group treats transactions with minority interest as transactions with third parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest give rise to goodwill, being the difference between any consideration paid and the Group's interest in the carrying amount of the net assets acquired.

b) Associates

Investments in associates, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operating policies of the entity, are accounted for using the equity method in the consolidated financial statements.

These investments are initially recognised at cost. The Group's net investment in an associate includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.

The Group's share of post-acquisition profits or losses of associates is recognised in its profit or loss, and its share of post-acquisition movements in other equity is recognised in the respective item of the equity. The cumulative post-acquisition movements in equity are adjusted against the carrying amount of the investment. When the Group's share of losses of an associate equals or exceeds its interest in the associate, the Group discontinues recognising its share of further losses, unless it has incurred obligations or made payments on behalf of the associate.

The interest in an associate is the carrying amount of the investment in the associate under the equity method together with any long-term interests that, in substance, form part of the investor's net investment in the associate.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments

2.2.5.1 Classification of financial instruments

Financial instruments are classified into one of the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets,
- financial liabilities measured at fair value through profit or loss,
- other financial liabilities,
- derivative hedging instruments.

Financial instruments are classified based on their characteristics and the purpose for which they were acquired. Classification is made upon initial recognition of the financial asset or liability. Classification of derivatives depends on their purpose and on whether they qualify for hedge accounting according to the requirements of IAS 39. Derivatives are classified as hedging instruments or as instruments measured at fair value through profit or loss.

Carrying value of cash flows with a maturity period of more than 12 months of the balance sheet date is classified as non-current asset or non-current liability. Carrying value of cash flows falling due within 12 months of the balance sheet date is classified as current asset or current liability.

The following principles for the classification of financial assets and liabilities to the above specified categories were adopted:

Financial assets and liabilities measured at fair value through profit or loss

This category includes financial assets and financial liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss at their initial recognition.

A financial asset is classified to this category if it is acquired principally for the purpose of selling in the near term or if it is designated by the Group upon initial recognition as at fair value through profit or loss. A financial asset or financial liability may be designated by the Group when initially recognised as at fair value through profit or loss only, if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), that would otherwise arise from measuring assets or liabilities or recognising gains or losses using different basis; or
b) a group of financial instruments is managed properly and the performance of the group is evaluated on the fair value basis, in accordance with a documented risk management or investment strategy.

Available-for-sale financial assets and liabilities include derivative instruments, unless they have been designated as hedging instruments.

Assets and liabilities in this category are classified as current (current liabilities), if they are expected to be realised within 12 months from the balance sheet date.

Loans and receivables (L&R)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are classified as current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are classified as non-current assets. Loans and receivables are included in trade and other receivables.

Cash and cash equivalents are classified as loans and receivables. Cash and cash equivalents are a separate position in the balance sheet.

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5. Financial Instruments (continuation)

2.2.5.1 Classification of financial instruments (continuation)

Available-for-sale financial assets (AfS)

Available-for-sale financial assets are non-derivative financial assets that are either designated as 'available-for-sale' or not classified to any of the other categories. This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets measured at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Group does not intend and is not able to hold until maturity.

Available-for-sale financial assets are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

Other financial liabilities

Financial liabilities included in this category are those that were not classified at their initial recognition as measured at fair value through profit or loss.

Hedging instruments (HI)

Derivative instruments designated and qualifying for hedge accounting are classified into a separate category called: „Hedging instruments". The Group presents as „hedging instruments" the entire fair value of a transaction, even if the Group excludes part of change in fair value of the instrument from the effectiveness measurement.

2.2.5.2 Initial measurement and derecognition of financial instruments

Transactions respecting the purchase and sale of investments, including regular way purchases or sales, are recognised at the trade date, initially at fair value plus transaction costs, with the exception of financial assets and liabilities measured at fair value through profit or loss, which are initially recognised at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all of the risks and rewards of their ownership. Where substantially all of the risks and rewards of ownership have not been transferred, financial instruments are derecognised when the Group loses control over a given asset.

2.2.5.3 Measurement at the balance sheet date

Financial assets and financial liabilities measured at fair value through profit or loss, available-for-sale financial assets and hedging instruments

Available-for-sale financial assets, financial assets and financial liabilities measured at fair value through profit or loss and hedging instruments are subsequently measured at fair value. Available-for-sale financial assets, the fair value of which cannot be determined in a reliable manner and which do not have a fixed maturity date are carried at cost.
Gains and losses on financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses on financial assets which are classified as available-for-sale are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets and interest calculated using the effective interest rate method. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement as gains and losses.

The disposal of investments of the same type but with a different cost basis is accounted for using the FIFO method.

Loans and receivables, held-to-maturity investments

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method.

Other financial liabilities

After initial recognition, the Group measures all financial liabilities, apart from those classified as at fair value through profit or loss, at amortised cost using the effective interest rate method except for:

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.3 Measurement at the balance sheet date (continuation)

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition (when the continuing involvement approach applies),

  If the transfer of financial assets does not qualify them for derecognition because the Group retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the Group continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received. In subsequent periods, the Group recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability;

- financial guarantee agreements, measured at the higher of:
  - the amount determined in accordance with note 2.2.15 Provisions, or
  - the amount initially recognised less, when appropriate, cumulative amortisation recognised according to International Accounting Standard No 18 *Revenue*.

2.2.5.4 Fair value

Fair value is considered to be the purchase price of a financial instrument or, in case of liabilities, the sales price of an instrument, unless there are any indicators that a financial instrument was not purchased at fair value.

At the balance sheet date, the fair value of financial instruments, for which an active market exists, is established based on the current bid/ask prices. If the market for a financial instrument is not active (and in relation to non-quoted securities), the Group establishes fair value using appropriate valuation techniques. Valuation techniques used include comparison with recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques/models which are commonly used by market participants, adjusted to the characteristics and parameters of the fair valued financial instrument and the situation of the issuer.

Estimated fair value reflects the amount recoverable or payable to close out an outstanding position at the balance sheet date. Where possible, transactions are fair valued based on market prices. In the case of purchase or sale of commodity forwards, fair value was estimated based on forwards prices for the maturity dates of specific transactions. In case of copper, the official LME closing prices and volatility estimates as at the balance sheet date are obtained from the Reuters news service. For silver and gold, the LBM fixing price at the balance sheet date is used. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used. Currency interest rates and currency volatility ratios obtained from Reuters are used. Forwards and swaps on copper market are priced based on forward market curve. Silver and currency forward prices are calculated based on fixing and respective interest rates. Levy approximation to Black-Scholes model is used for Asian options pricing on commodity markets, whereas standard German-Kohlhagen model is used for currency of European option pricing.

The fair value of unquoted debt securities is established as the present value of future cash flows resulting from those instruments, discounted using the current interest rate.

The fair value of participation units held in open-end cash investment funds is determined based on the valuations quoted by those funds. Fair value of participation units held in close-end investment funds is measured based on the analysis of information included in the financial statements of the funds.

The fair values of financial instruments held by the Group are determined based solely on market prices or on valuation techniques which use as input data only observable market variables from active markets.

2.2.5.5 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are considered significant objective indicators (evidence of impairment): significant financial difficulty of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the prolonged decrease of the fair value of a financial instrument below it's amortised cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – calculated as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments recognised in profit or loss are not reversed through profit or loss. The reversal of impairment losses on debt financial instruments is recognised in profit or loss if, in a period subsequent to the period of the recognition of the impairment loss, the fair value of these instruments increased due to events occurring after the recognition of the impairment loss.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.5 Impairment of financial assets (continuation)

If evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost exist, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at the initial recognition for fixed interest rate assets, and the effective interest rate computed at the last revaluation for floating interest rate assets). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

Loans and receivables, as well as held-to-maturity investments which are measured at amortised cost, are individually tested for impairment at each balance sheet date. Receivables, against which no impairment allowance was made, but for which the possibility of impairment exists due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group (assets' portfolio).

An impairment allowance is reversed, if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment allowance. The reversal of an impairment allowance is recognised in profit or loss.

2.2.5.6 Embedded derivatives

Initial recognition of derivatives

Embedded derivatives are separated from host contracts and accounted for separately as at the date of transaction, if all of the following conditions are met:

- the hybrid (combined) instrument not measured at fair value, with changes in fair value recognised in other operating income or other operating costs,
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Re-assessment of contracts for possible bifurcation of embedded instruments is made whenever there is a significant change to the contract that significantly modifies cash flows arising from the contract.

These criteria in particular are deemed as being met for contracts involving metals sales or the purchase of copper-bearing materials, in which prices are set after the date of sale or purchase. In such cases the Group accounts for the embedded derivative instrument separately from the host sale/purchase contract. From the moment of bifurcation, the embedded derivative instrument is measured at fair value at each balance sheet date. From the date of bifurcation, the embedded derivative instrument is classified as a financial asset or liability measured at fair value through profit or loss. Any change in the balance of the embedded derivative instrument is accounted for as an adjustment respectively of revenues from sales or costs of sales.

2.2.5.7 Hedge accounting

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a linked hedged item. The types of hedges include fair value hedges, cash flow hedges and hedges of net investment in foreign operations. Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as hedging instruments only for the currency risk hedging relationships.

The Group does not recognise either fair value hedges or hedges of net investment in foreign operations. Hedging instruments are designated as cash flow hedges.

Derivatives used in cash flow hedges

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to volatility of cash flows which is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported profit or loss.

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, to the extent to which the change in fair value represents an effective hedge of the associated hedged item. The portion which is ineffective is recognised in the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in cash flow hedges are reclassified into profit or loss in the same period or periods in which the hedged item affects profit or loss.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.7 Hedge accounting (continuation)

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.
If the hedged firm commitment or forecast future transaction subsequently results in the recognition of a non-financial asset or non-financial liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are included in the initial cost or other carrying amount of the asset or liability.

Hedge accounting includes the use of forecasted cash flow hedges. The designated hedges relate to the future transactions forecasted as assumed in the Sales Plan for a given year. These plans are prepared based on the production capacities for a given period. The Group estimates that the probability of these transactions occurring is very high, as from historical point of view, sales were always realised at the levels assumed in Sales Plans.

When entering into hedging transactions, the Group documents the relationship between hedging instruments and the hedged items, as well as the objective of entering into a particular transaction. The Group also documents its assessment, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedge relationships are and will be highly effective in offsetting changes in the cash flows of the hedged items.

Discontinuation of hedge accounting

Derivative instruments cease to be accounted for as hedging instruments when they expire or are sold, terminated or settled, or when the Group revokes its designation of a given instrument as a hedging instrument. The Group may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk. In such case, for cash flow hedges, gains or losses which arose in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.
If the hedge of a firm commitment or forecast future transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

2.2.6 Inventories

Inventories consist of the following items:
- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Inventory additions are measured in accordance with the following principles:
- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of the work-in-progress inventories.

Inventory disposals are measured in accordance with the following principles:
- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products – by way of valuating the difference between inventories closing balance and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average cost as set for inventory disposal,
- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured, using the above-mentioned policies, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.2.7 Trade and other receivables

Trade receivables are recognised initially at fair value. After initial recognition, trade receivables are measured at amortised cost using the effective interest rate, less allowance for impairment, while trade receivables with the maturity period of up to 12 months from the receivable origination date are not discounted.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.7 Trade and other receivables (continuation)

Impairment allowances on trade receivables are recognised when there is objective evidence that the Group will not be able to collect all amounts due. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The amount of the impairment allowance is recognised in the income statement.

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.

Receivables with a maturity period of over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity period of up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Group
- **other receivables**, including:
  - loans granted,
  - other financial receivables, i.e. receivables meeting the definition of financial assets,
  - other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets, shares, receivables from employees, if they are settled other than by cash payment; and
  - prepayments.

2.2.8 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, a vista deposits, other safe current investments with original maturities of three months or less from the date of their placement, acquisition or issuance and with high liquidity. Cash and cash equivalents also include interest on cash equivalents.

2.2.9 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale, if their carrying amount is to be recovered principally through sale transactions rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards.
At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2.2.10 Impairment of non-financial assets

Goodwill and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of impairment assessment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units). Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit. Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.11 Equity

Equity consists of:
1. Share capital.
2. Other reserves, which consist of:
   - revaluation reserve set at the fair value of the cash flow hedging instruments in the portion reflecting an effective hedge, and adjusted by deferred tax, and
   - revaluation reserve for the re-measurement of financial assets classified as available-for-sale to fair value, adjusted by deferred tax.
3. Retained earnings, composed of:
   - undistributed profit or unabsorbed losses from previous years,
   - reserve capital created in accordance with the Code of Commercial Companies,
   - reserve capital created and used in accordance with the Statutes,
   - profit or loss for the period.

2.2.12 Liabilities

Liabilities are present obligations of the Group arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits.

Liabilities comprise:
- liabilities arising from bank loans, other loans (borrowings) and finance lease liabilities,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, calculated using the effective interest rate. Current trade payables are not discounted.

Liabilities not classified as financial liabilities are measured at the amount due.

2.2.13 Accrued expenses

Accrued expenses are due and payable liabilities arising from goods received or services performed, for which the payment has not yet been made, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, relating to annual periods,
- accrued costs of local fees and taxes,
- short-term accruals for unused annual leave.

2.2.14 Deferred income

Deferred income includes mainly monetary resources received to finance the acquisition or manufacture of assets under construction or development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources.

The value of fixed assets, assets under construction and intangible assets acquired for free as grants, is accounted for in accordance with this Policy, point 2.2.24 *Government grants*.

2.2.15 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, such that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised, in particular, in respect of the following:
- future costs of mine decommissioning after the conclusion of mining activities, costs of decommissioning of technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law provides for the obligation to dismantle and remove such assets after the conclusion of mining activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other facilities is recognised based on the estimated expected costs of decommissioning of such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Parent Entity. Provisions are reviewed at the balance sheet date.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.15 Provisions (continuation)

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

2.2.16 Employee benefits

The Group pays retirement benefits due to one-off retirement-disability rights, coal equivalent payments and jubilee bonuses according to the Collective Labour Agreements.

The amount of the liability due to these benefits is equal to the present value of the defined benefit obligation at the balance sheet date, and reflect actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of highly liquid commercial bonds with low risk. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be applied.

Actuarial gains and losses increase or decrease costs recognised in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

The Parent Entity participates in an Employee Retirement Plan. With respect to this Plan, the Parent Entity has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2.2.17 Income taxes (including deferred tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred tax is determined using tax rates (and laws) that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. This liability is not discounted.
Deferred tax asset is recognised for all deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.

Deferred tax assets and deferred tax liabilities are recognised irrespective of the period in which their realisation is to occur.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:

- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit. Deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:

- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the entities of the Group have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.18 Contingent items and other off-balance sheet items

Contingent liabilities are:

a) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities include, among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of natural environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from the contracts.

Other off-balance sheet liabilities include, among others:
- liabilities towards the State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from non-cancellable operating lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.19 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. In the case of sales for which the price is set after the date of recognition of a given sale, revenues are accounted for based on the forward prices from the date of sale. Revenues from sales which are recognised at such an amount are adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host sales contract in accordance with point 2.2.5.6. Sales revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales revenues are revenues arising from ordinary operating activities of the Group, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes
other operating income and gains, which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of trading derivative instruments and the ineffective portion of gains from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- reversal of impairment losses on held-to-maturity investments, available-for-sale financial assets, and loans,
- release of unused provisions, previously charged to other operating costs, and
- gains on disposal of property, plant and equipment and intangible assets,

finance income, representing primarily income related to financing of the activities of the Group, including:
- net foreign exchange gains arising exclusively on liabilities from sources of financing of the Group's activities (loans, bank loans, bonds, finance leases etc.),
- gains on realisation and re-measurement to fair value of derivative hedging instruments used to hedge liabilities financing the Group's activities.

<u>Revenues from the sale of products, goods for resale and materials are recognised when:</u>

- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Group has ceased to have a continued involvement in the management of goods for resale, finished goods and materials sold to the extent usually associated with inventory management function, and does no longer exercise effective control over those items,
- the amount of revenue can be measured in a reliable manner,
- it is probable that the economic benefits associated with the transaction will flow to the Group, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.19 Revenues (continuation)

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Group,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.

Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.20 Costs

The Group recognises as costs any probable decrease, in the reporting period, of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawal of funds by its shareholders or owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals. In the case of purchases of copper-bearing materials for which the price is set after the date of recognition of a given purchase, inventories are accounted for at the expected purchase price on the date of recognition of the inventories. Cost of sales at the balance sheet date is adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host purchase contract in accordance with point 2.2.5.6.

Costs are accounted for both by type and by the cost centres, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs and losses, indirectly connected with operating activities, including in particular:
- losses on financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- impairment losses on held-to-maturity investments, available-for-sale financial assets, loans and other investments,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses on disposal of property, plant and equipment and intangible assets,

and also **finance costs** related to financing of the activities of the Group, including in particular:
- overdraft interest,
- interest on short- and long-term loans, credits and other sources of finance, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Group's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2.2.21 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Group operates, i.e. in the functional currency. The financial statements are presented in the Polish zloty (PLN), which is the functional and presentation currency of the Group.

Transactions and balances

At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) prevailing on the date of the transaction. The exchange rate prevailing on the date of the transaction is the average NBP rate announced on the last working day proceeding the transaction day.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.21 Foreign currency transactions and the measurement of items denominated in foreign currencies (continuation)

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a foreign currency transaction, or on the measurement and translation of foreign currency monetary assets and liabilities (other than derivatives) denominated in a foreign currency, are recognised in profit or loss. Foreign exchange gains or losses arising on the measurement and translation of foreign currency derivatives, are recognised in profit or loss as a re-measurement to fair value provided they do not represent the change in the fair value of the effective cash flow hedge or a hedge in a net investment in a foreign operation. In such a case they are recognised in equity, in accordance with hedge accounting principles.
Foreign exchange gains or losses arising on non-monetary items, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items, such as equity instruments classified as available- for-sale financial assets, are recognised in revaluation reserve at fair value.

2.2.22 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity due to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

2.2.23 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all of the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.
A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
Where the substantial part of the risks and rewards incidental to ownership of an asset is retained by the lessor, the lease contract is classified as an operating lease.

2.2.24 Government grants

Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised systematically as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

Non-monetary grants are recognised in the accounts in their fair value.
The principles of utilisation of CO_2 are presented in note 2, point 2.2.26.

2.2.25 Segment reporting

The activities of the Group are arranged by business segment, i.e. a distinguishable component of the activities of the Group that is engaged in providing products or services, and that is subject to risks and returns that are different from those of other business segments.

Geographical segments are identified in the consolidated financial statements as a distinguishable component of the activities of the Group that is engaged in providing products or services within a particular economic environment, and that is subject to risks and returns that are different from those of components operating in other economic environments.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.25 Segment reporting (continuation)

Three business segments have been identified for internal reporting purposes:

Segment I - copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion;

Segment II - telecommunications and IT services – the provision of telecommunications services, telecommunications, IT services;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II.

2.2.26 Emission rights

The entities of the Group participate in a program to limit emissions of carbon dioxide based on the Kyoto protocols of 11 December 1997, which commit government bodies, including those in Poland, to control and reduce emissions of greenhouse gases. Based on signed agreements the goal was established to reduce the emissions of carbon dioxide to a specified level. As a result, the Polish government allocates emission allowances in an amount covering the permitted carbon dioxide emission limit. Emission rights are granted in accordance with the National Plan for Allocating Proprietary Rights for the emission of carbon dioxide, which is developed for each subsequent settlement period.

At inception, proprietary emission rights received without cost from the government and any associated non-monetary government subsidies (accounted for as deferred income) are measured at fair value. Purchased proprietary rights are measured at cost. Proprietary rights represent an intangible asset. At the balance sheet date, these rights are measured at cost less any impairment. Proprietary rights received without cost are accounted for in the amount of the difference between the fair value of the rights received and the amount of the associated deferred income.

Subsidies are settled simultaneously with the redemption* of proprietary emission rights. The Group applies the principle of net liabilities to granted proprietary emission rights. In accordance with this principle a provision is recognised when actual emissions exceed the amount of rights allotted and actually held. Such liabilities are accounted for at the fair value of the proprietary emission rights which the given entity is to redeem, plus any eventual costs or penalties due to a deficit of the proprietary emission rights necessary to resolve this deficit. A provision is created to cover the product manufacturing cost. This provision is released at the moment of redemption of the proprietary emission rights purchased by the entity for the purpose of meeting its obligations. Proprietary emission rights are settled based on the principle „first in-first out" (FIFO).

* redemption means the decision to redeem the proprietary emission rights issued by the President of the Energy Regulatory Office based on information on emissions provided by an installation's owner.

2.2.27 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period attributable to the shareholders of the Parent Entity by an average weighted number of shares in that period.

2.2.28 Cash flow statement

Cash flows from operating activities are presented using the indirect method.

2.2.29 Capital management

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with a market practice, the effective use of capital is monitored, among others, based on:

1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The ratio showing the relationship of borrowings and finance lease liabilities to EBITDA. EBITDA is operating profit plus depreciation and amortisation.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates

3.1 Classification and measurement of financial instruments

In accordance with the guidelines of IAS 39 relating to the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Group fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

At each balance sheet date the Group analyses significance of the impact of bifurcated embedded derivative instruments on the financial statements. Following this analysis, the Group determined that bifurcation of these instruments at 30 June 2008 will not have a significant impact on the financial statements.

3.2 Estimation of provisions

1. Provisions for future employee benefits – retirement or disability benefits, jubilee bonuses and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.

- an increase in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 4 066 thousand,
- a decrease in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 247 021 thousand,
- an increase in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 171 075 thousand,
- a decrease in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 4 102 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by Main Statistical Office (GUS),
b) the real discount rate calculated based on the nominal percentage rate and on the rate of inflation (a quotient of the nominal rate and inflation), where:
- the nominal percentage rate is based on 3M WIBOR published by the Reuters news service on the last day of the month in which the provision is measured, plus an average margin applied to bank loans drawn by the Parent Entity
- the rate of inflation is determined for the last 12 months (current to base period), based on the data published by GUS.

If the real discount rate used to estimate the amount of the provisions for decommissioning costs of mines and other facilities decreased by 1%, the carrying amount of the provisions for decommissioning costs would be PLN 165 975 thousand higher.

3. Other non-current provisions – they are estimated using parameters applied to measurement of provisions for employee benefits.

3.3 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using the tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is considered certain.

3.4 Presentation

The Group recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with the operating activities of the Group. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.19 and 2.2.20.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries

KGHM Polska Miedź S.A., as a Parent Entity of the Group, fully consolidated 25 subsidiaries in the current period.

Entity	Head office	Scope of activities	% of share capital held	% of voting rights held
KGHM CUPRUM Spółka z o.o. – CBR	Wrocław	R&D activities	100	100
KGHM Polish Copper Ltd.	London	copper trading	100	100
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportation services	100	100
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100
KGHM CONGO S.P.R.L.	Lubumbashi	ore extraction services	99.98	99.98
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	100	100
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	65.67	65.67
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100
DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	repair and manufacture of machinery	100	100
INOVA Spółka z o.o.	Lubin	inspections and control of machinery, R&D work	100	100
DKE Spółka z o.o.	Oława	collection of municipal and industrial waste, processing, storage and utilisation of waste	50.33	50.33
WFP Hefra S.A.	Warsaw	production and sale of rust-proof, silver-plated and semi-silver-plated table settings, from man-made materials and ceramics, finished and semi-finished products and services	97.52	97.52
Walcownia Metali Nieżelaznych spółka z o.o.	Gliwice	production of sheeting	84.37	84.37
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100
PHU "Lubinpex" Sp. z o.o.	Lubin	retail trade in food items, catering services	100	100
WM "ŁABĘDY" S.A.	Gliwice	production of non-ferrous metals, products from non-ferrous metals, services	88.92	88.92
AVISTA MEDIA sp. z o. o.	Wrocław	design, implementation and servicing of IPTV systems (interactive television)	100	100
Vivid.pl S.A.	Warsaw	internet shop	100	100
KGHM Letia S.A.	Legnica	promotion of innovation	94.95	94.95

In the reporting period there were no changes in the structure of the KGHM Polska Miedź S.A. Group.

On 13 May 2008 the Management Board of the Parent Entity resolved to undertake actions aimed at liquidating the company KGHM Polish Copper Ltd. Various scenarios are currently being considered for concluding the activities of KGHM Polish Copper Ltd.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments

	for the period from 1 January 2008 to 30 June 2008				
	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
REVENUE					
External sales	6 091 087	278 179	381 503	-	6 750 769
Inter-segment sales	47 827	1 759	763 548	(813 134)	-
Total revenue	**6 138 914**	**279 938**	**1 145 051**	**(813 134)**	**6 750 769**
RESULT					
Segment result	2 439 357	15 056	54 076	(197 122)	2 311 367
Unallocated expenses of Group as a whole	-	-	-	-	(347 739)
Operating profit	-	-	-	-	**1 963 628**
Finance cost - net	-	-	-	-	(24 712)
Share of profit of associates	-	152 044	480	-	152 524
Profit before income tax	-	-	-	-	**2 091 440**
Income tax expense	-	-	-	-	(372 281)
Profit for the period	-	-	-	-	**1 719 159**

	At 30 June 2008				
	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
OTHER INFORMATION					
Segment assets	11 238 737	1 202 887	1 437 551	(408 127)	13 471 048
Investments in entities accounted for using the equity method	-	656 849	2 911	-	659 760
Unallocated assets of Group as a whole	-	-	-	-	734 474
Total consolidated assets	-	-	-	-	**14 865 282**
Segment liabilities	2 619 178	54 945	429 590	(209 342)	2 894 371
Unallocated liabilities of Group as a whole	-	-	-	-	2 554 544
Total consolidated liabilities	-	-	-	-	**5 448 915**
	for the period from 1 January 2008 to 30 June 2008				
Capital expenditures	389 480	35 469	89 145	(14 307)	499 787
Depreciation of property, plant and equipment	230 954	53 460	39 688	(5 997)	318 105
Amortisation of intangible assets	5 766	3 829	2 379	342	12 316
Impairment of property, plant and equipment and intangible assets recognised in income statement	-	2 456	-	-	2 456
Other non-cash expenses, of which:	15 767	5 945	15 060	(2 586)	34 186
- provisions recognised	5 124	5 309	14 637	-	25 070

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

for the period from 1 January 2007 to 30 June 2007

	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
REVENUE					
External sales	5 957 047	240 895	269 957	-	6 467 899
Inter-segment sales	65 510	2 086	706 755	(774 351)	-
Total revenue	**6 022 557**	**242 981**	**976 712**	**(774 351)**	**6 467 899**
RESULT					
Segment result	2 553 126	43 617	77 855	(203 264)	2 471 334
Unallocated expenses of Group as a whole	-	-	-	-	(344 775)
Operating profit	-	-	-	-	**2 126 559**
Finance cost - net	-	-	-	-	(15 212)
Share of profit of associates	-	121 926	504	-	122 430
Profit before income tax	-	-	-	-	**2 233 777**
Income tax expense	-	-	-	-	(408 136)
Profit for the period	-	-	-	-	**1 825 641**

At 31 December 2007

	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
OTHER INFORMATION					
Segment assets	10 029 650	1 215 920	1 364 612	(451 750)	12 158 432
Investments in entities accounted for using the equity method	-	687 665	2 431	-	690 096
Unallocated assets of Group as a whole	-	-	-	-	654 870
Total consolidated assets	-	-	-	-	**13 503 398**
Segment liabilities	2 587 784	69 253	362 468	(223 071)	2 796 434
Unallocated liabilities of Group as a whole	-	-	-	-	1 205 355
Total consolidated liabilities	-	-	-	-	**4 001 789**

for the period from 1 January 2007 to 30 June 2007

Capital expenditures	307 164	60 833	77 736	(3 925)	441 808
Depreciation of property, plant and equipment	202 318	45 624	35 817	(5 958)	277 801
Amortisation of intangible assets	5 546	2 908	2 265	367	11 086
Impairment of property, plant and equipment and intangible assets recognised in income statement	7	19	-	-	26
Other non-cash expenses, of which:	26 220	536	1 858	2 629	31 243
- provisions recognised	16 672	37	855	-	17 564

The principles of distinguishing of segments are described in note 2 point 2.2.25

Inter-segment transactions are entered into under normal market conditions which also apply in relations with parties external to the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

Information on geographical segments

	Revenue for the period		Total assets at		Capital expenditures for the period	
	from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007	30 June 2008	31 December 2007	from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007
Poland	2 599 316	2 821 483	14 741 272	13 410 736	499 577	441 761
Germany	728 037	1 107 437	-	-	-	-
France	392 884	49 248	-	-	-	-
United Kingdom	308 082	311 051	98 740	68 925	-	12
Czech Republic	478 720	587 131	-	-	-	-
Austria	123 367	153 750	19 433	16 379	5	-
Hungary	103 887	833	-	-	-	-
China	687 981	438 783	-	-	-	-
Other countries	1 328 495	998 183	5 837	7 358	205	35
TOTAL:	**6 750 769**	**6 467 899**	**14 865 282**	**13 503 398**	**499 787**	**441 808**

The geographical breakdown of revenues from sales reflects the location of end clients. The breakdown of total assets reflects their geographical distribution. The breakdown of total capital expenditures reflects the distribution of assets.

6. Property, plant and equipment

	At	
	30 June 2008	31 December 2007
Land	20 222	20 237
Buildings and constructions	3 221 876	3 208 274
Technical equipment and machinery	2 512 909	2 475 477
Motor vehicles	132 674	129 056
Other fixed assets	56 894	52 994
Assets under construction	799 658	728 314
Total	**6 744 233**	**6 614 352**

EXEMPTION NUMBER: 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Changes in property, plant and equipment in the period from 1 January 2007 to 30 June 2008

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2007								
Gross carrying amount		17 816	6 931 032	5 626 398	301 731	142 156	683 779	13 702 912
Accumulated depreciation		-	(3 728 788)	(3 435 164)	(190 479)	(93 827)	-	(7 448 258)
Impairment losses		-	(116 875)	(55 028)	(119)	(14)	(30 332)	(202 368)
Net carrying amount		**17 816**	**3 085 369**	**2 136 206**	**111 133**	**48 315**	**653 447**	**6 052 286**
Changes in the 1st half of 2007								
Settlement of assets under construction		100	53 013	333 351	19 515	3 145	(409 124)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(1 744)	(1 744)
Direct purchases		-	10 221	8 015	1 022	2 091	414 782	436 131
Internally-produced		-	-	-	-	-	2 507	2 507
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	-	-	454	-	-	454
Disposal			(4 504)	(9 465)	(2 155)	(3 210)	-	(19 334)
Donations and no-cost transfers		-	(179)	-	-	-	-	(179)
Scrapping/decommissioning or write-off		(43)	(5 128)	(63 596)	(597)	(719)	(5)	(70 088)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	(3 496)	-	(263)	-	-	(3 759)
Other changes		-	-	(6)	(22)	6	(1 371)	(1 393)
Change in amount of provisions for costs of decommissioning		-	58 227	-	-	-	-	58 227
Transfer between groups		-	(14)	14	-	-	-	-
Depreciation	28	-	(85 815)	(175 103)	(11 745)	(5 138)	-	(277 801)
Decrease in accumulated depreciation due to scrapping, sale and other		-	9 602	66 744	2 570	3 747	-	82 663
Impairment losses	28, 31	-	-	(7)	-	-	(19)	(26)
Utilisation of impairment losses		-	59	2 050	96	-	19	2 224
At 30 June 2007								
Gross carrying amount		17 873	7 039 172	5 894 711	319 685	143 469	688 824	14 103 734
Accumulated depreciation		-	(3 805 001)	(3 543 523)	(199 654)	(95 218)	-	(7 643 396)
Impairment losses		-	(116 816)	(52 985)	(23)	(14)	(30 332)	(200 170)
Net carrying amount		**17 873**	**3 117 355**	**2 298 203**	**120 008**	**48 237**	**658 492**	**6 260 168**
At 1 January 2007								
Gross carrying amount		17 816	6 931 032	5 626 398	301 731	142 156	683 779	13 702 912
Accumulated depreciation		-	(3 728 788)	(3 435 164)	(190 479)	(93 827)	-	(7 448 258)
Impairment losses		-	(116 875)	(55 028)	(119)	(14)	(30 332)	(202 368)
Net carrying amount		**17 816**	**3 085 369**	**2 136 206**	**111 133**	**48 315**	**653 447**	**6 052 286**
Changes in 2007								
Settlement of assets under construction		3 446	219 845	715 568	34 576	10 953	(984 388)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(17 618)	(17 618)
Direct purchases		-	13 499	15 313	3 781	6 961	1 051 991	1 091 545
Internally-produced		-	-	-	-	-	5 688	5 688
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	-	-	454	-	-	454
Disposal		(981)	(5 226)	(17 931)	(5 311)	(3 504)	-	(32 953)
Donations and no-cost transfers		-	(179)	(2)	(176)	9	(5)	(353)
Scrapping/decommissioning or write-off		(44)	(15 245)	(192 637)	(3 599)	(5 170)	(9)	(216 704)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	(4 125)	(63)	-	(27)	-	(4 215)
Other changes		-	6 751	(891)	4 047	(223)	9 835	19 519
Change in amount of provisions for costs of decommissioning		-	64 850	-	-	-	-	64 850
Transfer between groups		-	1 287	(1 287)	-	-	-	-
Depreciation		-	(173 347)	(367 533)	(23 988)	(11 414)	-	(576 282)
Decrease in accumulated depreciation due to scrapping, sale and other		-	14 445	189 091	8 043	7 093	-	218 672
Impairment losses		-	(203)	(3 773)	-	-	(5 178)	(9 154)
Reversal of impairment losses		-	-	3	-	-	2 111	2 114
Utilisation of impairment losses		-	553	3 413	96	1	12 440	16 503
At 31 December 2007								
Gross carrying amount		20 237	7 212 489	6 144 468	335 503	151 155	749 273	14 613 125
Accumulated depreciation		-	(3 887 690)	(3 613 606)	(206 424)	(98 148)	-	(7 805 868)
Impairment losses		-	(116 525)	(55 385)	(23)	(13)	(20 959)	(192 905)
Net carrying amount		**20 237**	**3 208 274**	**2 475 477**	**129 056**	**52 994**	**728 314**	**6 614 352**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Changes in the 1st half of 2008								
Settlement of assets under construction		-	129 822	263 760	9 461	8 060	(411 103)	-
Settlement of assets under construction - other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(73)	(73)
Direct purchases		-	842	4 459	1 346	2 184	479 077	487 908
Internally-produced		-	-	-	-	-	2 525	2 525
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	629	63		27	-	719
Disposal		(15)	(6 095)	(1 312)	(1 653)	(112)	-	(9 187)
Donations and no-cost transfers		-	-	-	-	-	-	-
Scrapping/decommissioning or write-off		-	(18 792)	(104 134)	(5 606)	(2 815)	-	(131 347)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	-	-	(2 634)	-	-	(2 634)
Other changes		-	(5 259)	(2 365)	6 231	(577)	4 007	2 037
Change in amount of provisions for costs of decommissioning		-	(32 551)	-	-	-	-	(32 551)
Transfer between groups		-	(852)	852	-	-	-	-
Depreciation	28	-	(83 148)	(216 545)	(12 664)	(5 748)	-	(318 105)
Decrease in accumulated depreciation due to scrapping, sale and other		-	14 768	100 183	9 181	3 735	-	127 867
Impairment losses	28, 31	-		(12 410)	(44)	(854)	(3 349)	(16 657)
Reversal of impairment losses	28, 30	-	14 015	-	-	-	166	14 181
Utilisation of impairment losses		-	223	4 881	-	-	94	5 198
At 30 June 2008								
Gross carrying amount		20 222	7 280 233	6 305 791	342 648	157 922	823 706	14 930 522
Accumulated depreciation		-	(3 956 070)	(3 729 968)	(209 907)	(100 161)	-	(7 996 106)
Impairment losses		-	(102 287)	(62 914)	(67)	(867)	(24 048)	(190 183)
Net carrying amount		**20 222**	**3 221 876**	**2 512 909**	**132 674**	**56 894**	**799 658**	**6 744 233**

Impairment losses on property, plant and equipment are mainly in respect of the subsidiary Dialog S.A., in which KGHM Polska Miedź owns 100% of the shares. At 30 June 2008 impairment of property, plant and equipment in Dialog S.A. recognised based on tests for impairment carried out in 2005 and recognised in the years 2006-2008 due to the withdrawal of MGW and DECT radio equipment from use, and the write-off of project documentation without realisation, amounted to PLN 183 524 thousand (at 31 December 2007, PLN 185 950 thousand).

Depreciation of property, plant and equipment used in production or in the provision of services was recognised in the income statement as a cost of sales in the amount of PLN 301 169 thousand (at 30 June 2007, PLN 260 733 thousand). Depreciation of other property, plant and equipment was recognised in administrative expenses in the amount of PLN 11 406 thousand (at 30 June 2007, PLN 11 953 thousand) and in selling costs in the amount of PLN 5 530 thousand (at 30 June 2007, PLN 5 115 thousand).

The KGHM Polska Miedź S.A. Group as a lessee uses the following items of property, plant and equipment under finance lease agreements

	At					
	30 June 2008			31 December 2007		
Groups of property, plant and equipment	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount
Technical equipment and machinery	1 720	678	1 042	11 987	10 895	1 092
Motor vehicles	11 052	911	10 141	4 737	629	4 108
Total	**12 772**	**1 589**	**11 183**	**16 724**	**11 524**	**5 200**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

KGHM Polska Miedź S.A. Group as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At							
	30 June 2008				31 December 2007			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	1 855	-	-	1 855	1 855	-	-	1 855
Buildings and constructions	29 467	339	17 340	12 127	31 093	678	17 893	13 200
Technical equipment and machinery	25 768	712	10 730	15 038	26 659	1 390	11 390	15 269
Motor vehicles	-	-	-	-	19	-	19	-
Other property, plant and equipment	607	17	542	65	558	25	505	53
Total	**57 697**	**1 068**	**28 612**	**29 085**	**60 184**	**2 093**	**29 807**	**30 377**

Amount of collateral for the repayment of liabilities of the KGHM Polska Miedź S.A. Group established on property, plant and equipment was presented in note 21 Collateral for the repayment of liabilities.

Amount of compensation from parties external to the Group, recognised in profit or loss, with respect to property, plant and equipment which has been lost or impaired

	For the period	
	from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007
Amount of compensation recognised in profit or loss	1 078	412

Major investment projects recognised at 30 June 2008 under assets under construction

Construction of the SW-4 shaft	171 916
Głogów Głęboki – Przemysłowy	152 837
Mining region infrastructural development	88 232
Pyrometallurgy modernisation	44 352
Investments in power and communications facilities	37 034
Modernisation of a stadium	32 704
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	27 767
Modernisation of steam and water boilers	22 936
Conveyor belt and pipeline transport investments	22 046
Purchase of mining machinery	20 804
Shafts and primary equipment	14 442
Total	**635 070**

Major investment projects recognised at 31 December 2007 under assets under construction

Construction of the SW-4 shaft	153 475
Głogów Głęboki – Przemysłowy	115 496
Mining region infrastructural development	77 701
Investments in power and communications facilities	40 807
Construction of office building	32 583
Pyrometallurgy modernisation	32 159
Conformatory work	27 128
Conveyor belt and pipeline transport investments	19 320
Modernisation of steam and water boilers	17 881
Construction of the R-XI shaft	16 842
Shafts and primary equipment	14 023
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	13 393
Modernisation of a stadium	10 807
Purchase of mining machinery	10 667
Total	**582 282**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Capital commitments at the balance sheet date but not recognised in the balance sheet

	At 30 June 2008	At 31 December 2007
For the acquisition of property, plant and equipment	662 370	454 100
For the acquisition of intangible assets	31 150	10 835
Total capital commitments:	**693 520**	**464 935**

Perpetual usufruct of land

At 30 June 2008, the Group entities used land under perpetual usufruct rights comprising a total area of 6 121 ha (at 31 December 2007: 6 053 ha).

	At 30 June 2008 (ha)	At 31 December 2007 (ha)
KGHM Polska Miedź S.A.	5 742	5 741
Subsidiaries of the Group	379	312

Some Group entities received perpetual usufruct rights free of charge based on laws in force. The land held under perpetual usufruct comprises industrial terrain related to the principal activities of the Group, which also include protective zones in which environmental quality standards have been transgressed due to the activities carried out by the Group.

Due to the nature of the use of the above-mentioned land, the Parent Entity has not determined a fair value for these perpetual usufruct rights at 30 June 2008.

Total value of future minimum fees due to perpetual usufruct of land	At 30 June 2008	At 31 December 2007
Under one year	7 627	7 130
From one to five years	30 598	28 535
Over five years	469 103	437 063
Total:	**507 328**	**472 728**

Fees due to perpetual usufruct of land recognised in profit or loss	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Value of fees due to perpetual usufruct of land	6 742	6 361

Off-balance sheet liabilities of the Group due to the perpetual usufruct of land were estimated on the basis of annual fee rates resulting from the recent administrative decisions and the useful life of the land subject to this right.

7. Intangible assets

	At 30 June 2008	At 31 December 2007
Development costs	3 399	1 354
Goodwill	2 918	2 918
Software	23 459	22 137
Acquired concessions, patents, licenses	22 119	16 657
Other intangible assets	40 981	42 195
Intangible assets not yet available for use	25 171	33 970
Total	**118 047**	**119 231**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Intangible assets (continuation)

Changes in intangible assets in the period from 1 January 2007 to 30 June 2008:

	Note	Development costs	Goodwill	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2007								
Gross carrying amount		17 276	2 981	80 905	44 758	47 831	37 811	231 562
Accumulated amortisation		(12 732)	-	(55 921)	(27 012)	(6 066)	-	(101 731)
Impairment losses		-	(402)	(3 415)	-	-	-	(3 817)
Net carrying amount		**4 544**	**2 579**	**21 569**	**17 746**	**41 765**	**37 811**	**126 014**
Changes in the 1st half of 2007								
Transfer from intangible assets not yet available for use		-	-	5 225	937	-	(6 162)	-
Direct purchases		-	-	348	151	1 136	4 042	5 677
Other changes		-	338	-	-	-	4 412	4 750
Disposals		(481)	-	(10)	(6)	(26)	-	(523)
Liquidation or write-off		-	-	(293)	-	(1 424)	-	(1 717)
Amortisation	28	(1 635)	-	(3 963)	(4 161)	(1 327)	-	(11 086)
Decrease in accumulated amortisation due to liquidation, sale and other		336	-	301	6	699	-	1 342
At 30 June 2007								
Gross carrying amount		16 795	3 319	86 175	45 840	47 517	40 103	239 749
Accumulated amortisation		(14 031)	-	(59 583)	(31 167)	(6 694)	-	(111 475)
Impairment losses		-	(402)	(3 415)	-	-	-	(3 817)
Net carrying amount		**2 764**	**2 917**	**23 177**	**14 673**	**40 823**	**40 103**	**124 457**
At 1 January 2007								
Gross carrying amount		17 276	2 981	80 905	44 758	47 831	37 811	231 562
Accumulated amortisation		(12 732)	-	(55 921)	(27 012)	(6 066)	-	(101 731)
Impairment losses		-	(402)	(3 415)	-	-	-	(3 817)
Net carrying amount		**4 544**	**2 579**	**21 569**	**17 746**	**41 765**	**37 811**	**126 014**
Changes in 2007								
Transfer from intangible assets not yet available for use		44	-	6 972	6 242	-	(13 258)	-
Direct purchases		95	-	1 134	301	4 569	20 733	26 832
Other changes		-	339	(4)	-	(37)	(10 500)	(10 202)
Disposals		(481)	-	13	(6)	(201)	-	(675)
Liquidation or write-off		(737)	-	(2 214)	(2 621)	(2 571)	-	(8 143)
Amortisation		(3 118)	-	(7 539)	(7 632)	(2 975)	-	(21 264)
Decrease in accumulated amortisation due to liquidation, sale and other		1 074	-	2 016	2 627	1 645	-	7 362
Impairment losses		(67)	-	-	-	-	(816)	(883)
Utilisation of impairment losses		-	-	190	-	-	-	190
At 31 December 2007								
Gross carrying amount		16 197	3 320	86 806	48 674	49 591	34 786	239 374
Accumulated amortisation		(14 776)	-	(61 444)	(32 017)	(7 396)	-	(115 633)
Impairment losses		(67)	(402)	(3 225)	-	-	(816)	(4 510)
Net carrying amount		**1 354**	**2 918**	**22 137**	**16 657**	**42 195**	**33 970**	**119 231**
Changes in the 1st half of 2008								
Transfer from intangible assets not yet available for use		3 597	-	5 282	9 435	-	(18 314)	-
Direct purchases		-	-	240	814	1 135	9 690	11 879
Other changes		(95)	-	(1 069)	1 164	37	(175)	(138)
Disposals		-	-	-	-	(1 181)	-	(1 181)
Liquidation or write-off		(242)	-	(1 246)	(3)	(1 806)	-	(3 297)
Amortisation	28	(1 462)	-	(3 922)	(5 446)	(1 486)	-	(12 316)
Decrease in accumulated amortisation due to liquidation, sale and other		247	-	1 586	(111)	2 087	-	3 809
Impairment losses	28	-	-	-	(391)	-	-	(391)
Reversal of impairment losses	28	-	-	411	-	-	-	411
Utilisation of impairment losses		-	-	40	-	-	-	40
At 30 June 2008								
Gross carrying amount		19 457	3 320	90 013	60 084	47 776	25 987	246 637
Accumulated amortisation		(15 991)	-	(63 780)	(37 574)	(6 795)	-	(124 140)
Impairment losses		(67)	(402)	(2 774)	(391)	-	(816)	(4 450)
Net carrying amount		**3 399**	**2 918**	**23 459**	**22 119**	**40 981**	**25 171**	**118 047**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Intangible assets (continuation)

At 30 June 2008, the most significant item of intangible assets of the KGHM Polska Miedź S.A. Group is the documentation of geological information on the "Głogów Głęboki" deposit, included under other intangible assets, with a carrying amount of PLN 29 706 thousand (at 31 December 2007: PLN 30 029 thousand) and the established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 4 037 thousand (at 31 December 2007: PLN 4 080 thousand). The remaining amortisation period of both items of intangible assets is 46 years.

By the Decree of the Council of Ministers dated 27 December 2005 (Journal of Laws no. 264/2005 item 2206) the Polish government allocated emission rights to the specific eligible business entities.

The planned allocation of rights to emit CO_2 in the years 2008-2012 which was developed based on a draft Decree on the acceptance of the National Rights Allocation Plan amounts to 486 196 tonnes annually.
At 30 June 2008 this project had not yet been approved by the European Commission.

The amortisation of intangible assets utilised in the production or in the providing of services was recognised as a cost of sales in the income statement: PLN 9 775 thousand (at 30 June 2007: PLN 7 896 thousand). The amortisation of other intangible assets was recognised in administrative expenses: PLN 1 555 thousand (at 30 June 2007: PLN 2 068 thousand) and selling costs: PLN 986 thousand (at 30 June 2007: PLN 1 122 thousand).

8. Investment property

		For the period		
	Note	**from 1 January 2008 to 30 June 2008**	**from 1 January 2007 to 31 December 2007**	**from 1 January 2007 to 30 June 2007**
Beginning of financial period		**16 517**	**18 853**	**18 853**
Changes during the financial period		**-**	**(2 336)**	**(6 036)**
- re-measurement to fair value	31	-	(2 336)	(6 036)
End of financial period		**16 517**	**16 517**	**12 817**

At 30 June 2008, investment property with a value of PLN 16 517 thousand is based on the measurement carried out by a valuer at 31 December 2007.

The measurement of investment property (land) located in Lubin was carried out by an independent, professionally-qualified valuer, holding valid authorisation to perform such valuation, and was estimated using a comparative approach, by the method of comparing pairs. Selection of the approach and method was based on principles set forth in the act on property management and the decree of the Council of Ministers regarding the principles of property valuation and the principles and manner of preparing a valuation survey. Market data was used by the valuer to perform this valuation.

(amounts in tables in thousand PLN, unless otherwise stated)

9. Investments in associates

	Note	For the period from 1 January 2008 to 30 June 2008	from 1 January 2007 to 31 December 2007	from 1 January 2007 to 30 June 2007
Beginning of financial period		**690 096**	**690 074**	**690 074**
Share of profits of associates	35	152 524	265 093	122 430
Changes in equity due to payment of dividend for the prior and current financial year		(182 860)	(265 092)	(203 167)
Other changes		-	21	17
End of financial period		**659 760**	**690 096**	**609 354**

Interests held by the Group in associates

	Country of incorporation	Assets	Liabilities	Sales	Profit for the period	Interest held (%)
At 31 December 2007						
Polkomtel S.A.	Poland	8 453 373	4 946 435	7 799 020	1 358 676	19.61
MINOVA-KSANTE Spółka z o.o.	Poland	9 740	1 635	16 760	3 006	30.00
		8 463 113	4 948 070	7 815 780	1 361 682	
At 30 June 2008						
Polkomtel S.A.	Poland	8 268 748	4 918 961	4 117 743	775 393	19.61
MINOVA-KSANTE Spółka z o.o.	Poland	11 741	2 037	8 412	1 599	30.00
		8 280 489	4 920 998	4 126 155	776 992	

Polkomtel S.A., in which KGHM Polska Miedź S.A. owns a 19.61% interest, is an associate which is accounted for using the equity method. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedź S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies. The question of a possible increase of the interest in Polkomtel S.A. was described in Note 42.

10. Available-for-sale financial assets

	Note	At 30 June 2008	At 31 December 2007
Non-current available-for-sale financial assets		**44 759**	**47 155**
- shares in unlisted companies		24 174	23 952
- shares in listed companies		9 460	9 455
- treasury bonds		3 154	3 076
- share in the AIG investment fund		7 964	10 665
- other		7	7
Current available-for-sale financial assets		**100 623**	-
- participation units in the specialist open-end investment fund KBC GAMMA SFIO		100 623	-
Total available-for-sale financial assets:	**33.1**	**145 382**	**47 155**

11. Held-to-maturity investments

	Note	At 30 June 2008	At 31 December 2007
Non-current held-to-maturity investments		**57 292**	**43 934**
- debt securities		57 254	43 893
- other securities		38	41
Total held-to-maturity investments:	**33.1**	**57 292**	**43 934**

(amounts in tables in thousand PLN, unless otherwise stated)

11. Held-to-maturity investments (continuation)

The Parent Entity is required by the Law on Geology and Mining, dated 4 February 1994 (Journal of Laws No. 228 item 1947 dated 14 November 2005) and the Decree of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws No. 108, item 951) to accumulate monetary resources in a separate bank account called the Mine Closure Fund (MCF) to cover future decommissioning costs of mines and other facilities. As these funds will only be utilised in future periods, the Parent Entity has determined that, despite the fact that they are not invested in long-term financial instruments, they are in fact restricted from being used to settle liabilities within at least twelve months from the balance sheet date (IAS 1 para. 57 d.) and therefore it is more appropriate to present them under non-current assets.

Management of the MCF assets primarily involves their investment in short-term bank deposits or debt securities with a maturity of up to 1 year from the date of acquisition. Consequently, the change in this item shows the balance resulting from closures of accounts and disposals of securities versus acquisitions of securities and the opening of accounts, at the balance sheet date. MCF assets at the balance sheet date were mainly invested in commercial papers with an amortised cost of PLN 57 561 thousand.

The value of interest on commercial papers calculated using the effective interest rate amounted at the balance sheet date to PLN 532 thousand. This interest, as accrued interest, was not recognised at the balance sheet date, as the value of the Fund could not be increased by non-monetary assets.

Information on the fair value of held-to-maturity investments by class of financial instrument was presented in Note 33.2.

12. Derivative financial instruments

		At	
	Note	**30 June 2008**	**31 December 2007**
Non-current assets, of which:		**8 154**	**33 395**
hedging instruments		8 154	30 308
trade instruments		-	3 087
Current assets, of which:		**16 429**	**81 622**
hedging instruments		15 665	68 075
trade instruments		764	13 547
Total assets:	33.1	**24 583**	**115 017**
Non-current liabilities, of which:		-	**3 087**
trade instruments		-	3 087
Current liabilities, of which:		**61**	**14 335**
hedging instruments		-	964
trade instruments		61	13 371
Total liabilities:	33.1	**61**	**17 422**

Transactions involving derivative financial instruments made on the metals market are settled on the second working day of the month following the month in which the average settlement price was determined. This means that transactions involving derivatives made in June 2008 were settled on 2 July 2008. As at the balance sheet date, these transactions were re-measured to fair value and recognised under trade and other receivables as receivables due to unsettled derivatives, or under trade and other liabilities as liabilities arising from unsettled derivative financial instruments. For details, see Note 34.1.8.

12. Derivative financial instruments (continuation)

TRADE DERIVATIVES	Volume/ Notional	Avg. weighted price/ex. rate[1)]	30 June 2008				31 December 2007			
			Financial assets		Financial liabilities		Financial assets		Financial liabilities	
Type of financial instrument	Cu ['000 t] Ag ['000 troz] Currency ['000 USD, '000 EUR]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN] [EUR/PLN]	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts (metals)										
- Copper										
Swaps	0.525	8 264	323							
Options										
Purchased put options							13 369			
Written put options									(13 371)	
Purchased put options	33	5 200	61					3 087		
Written put options	33	5 200			(61)					(3 087)
TOTAL:			**384**		**(61)**		**13 369**	**3 087**	**(13 371)**	**(3 087)**
Derivatives – Currency contracts										
Forwards PLN/USD	6 713	2.1410 - 2.1821	285				178			
Forwards PLN/EUR	4 000	3.3590 - 3.4000	95							
TOTAL:			**380**				**178**			
Embedded derivative instruments										
Total trade derivatives			**764**		**(61)**		**13 547**	**3 087**	**(13 371)**	**(3 087)**

EXEMPTION NUMBER : 82-4639

12. Derivative financial instruments (continuation)

HEDGING DERIVATIVES							30 June 2008				31 December 2007			
	Volume/ Notional	Avg. weighted price/ ex. rate[1]	Maturity date		Period of profit/loss impact		Financial assets		Financial liabilities		Financial assets		Financial liabilities	
Type of financial instrument	Cu ['000 t] Ag ['000 troz] Currency ['000 USD, '000 EUR]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN] [EUR/PLN]	From	Till	From	Till	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts (metals) - Copper														
Swaps	0.75	7 359	July 08	Sept 08	Aug 08	Oct 08	1 954						(964)	
Options														
Purchased put options	125	5 907	July 08	May 09	Aug 08	June 09	12 203				63 140			
Purchased put options	10	6 200	June 09	June 09	July 09	July 09		3 883				11 951		
TOTAL:							**14 157**	**3 883**			**63 140**	**11 951**	**(964)**	
Derivatives – Commodity contracts (metals) - Silver														
Options														
Purchased put options	10 000	11.8800	July 08	May 09	July 08	June 09	1 508				4 935			
Purchased put options	5 600	12.0000	June 09	Dec 09	July 09	Jan 10		4 271				18 357		
TOTAL:							**1 508**	**4 271**			**4 935**	**18 357**		
Total hedging derivatives							**15 665**	**8 154**			**68 075**	**30 308**	**(964)**	

[1] The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rate is assumed and another set of results when the calculation is based on actual exercise prices/ exchange rates of options entered into by the Parent Entity.

(amounts in tables in thousand PLN, unless otherwise stated)

13. Trade and other receivables

	Note	At 30 June 2008	At 31 December 2007
Non-current trade and other receivables			
Trade receivables		10 862	11 767
Amount retained (collateral) due to long-term construction contracts		18 428	10 963
Deposits		15 405	15 405
Other financial receivables		1 461	1 692
Impairment allowances	34.3.6	(10 313)	(11 013)
Total loans and financial receivables, net:	33.1	**35 843**	**28 814**
Other non-financial receivables		173	59
Prepayments, of which:		17 360	18 198
- perpetual usufruct of land		15 830	15 996
Impairment allowances		-	-
Total non-financial receivables, net		**17 533**	**18 257**
Non-current trade and other receivables, net:		**53 376**	**47 071**
Current trade and other receivables			
Trade receivables		1 047 237	738 067
Receivables due to unsettled derivative instruments	34.1.8	517	8 877
Loans granted		307	307
Other financial receivables		127 889	45 570
Impairment allowances	34.3.6	(46 259)	(48 839)
Total loans and financial receivables, net	33.1	**1 129 691**	**743 982**
Other non-financial receivables, including:		237 396	238 501
- taxes and other charge		194 495	201 895
Prepayments		89 885	17 114
Impairment allowances		(45 429)	(74 230)
Total non-financial receivables, net		**281 852**	**181 385**
Current trade and other receivables, net		**1 411 543**	**925 367**
Total non-current and current trade and other receivables, net		**1 464 919**	**972 438**

Impairment allowances on non-financial receivables

	For the period from 1 January 2008 to 30 June 2008	from 1 January 2007 to 31 December 2007	from 1 January 2007 to 30 June 2007
Impairment allowances at the beginning of the period	**74 230**	**31 889**	**31 889**
Impairment allowances recognised in profit or loss	170	42 564	11 363
Impairment allowances reversed through profit or loss	(4 434)	(129)	(118)
Impairment allowances utilised during the period	(24 542)	(96)	(1)
Impairment allowances charged to costs of legal proceedings	8	11	5
Reversal of impairment allowances charged to costs of legal proceedings	(3)	(9)	(2)
Impairment allowances at the end of the period	**45 429**	**74 230**	**43 136**

(amounts in tables in thousand PLN, unless otherwise stated)

14. Inventories

	Note	At 30 June 2008	At 31 December 2007
Materials		329 289	189 292
Semi-finished products and work in progress		1 155 576	1 177 498
Finished products		324 706	335 226
Goods for resale		53 082	42 479
Total carrying amount of inventories		**1 862 653**	**1 744 495**

Write-down of inventories in the financial period		For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Write-down of inventories recognised in cost of sales	28	(1 201)	(1 225)
Reversal of write-down recognised in cost of sales	28	943	997

Reversal of the write-down was made due to the sale of goods for resale subject to revaluation at pre-revaluation prices.

15. Cash and cash equivalents

	Note	At 30 June 2008	At 31 December 2007
Cash in hand		632	577
Cash at bank		47 195	86 609
Other cash		161	474
Other financial assets with a maturity of up to 3 months from the date of acquisition		3 402 515	2 724 436
Total cash and cash equivalents	**33.1**	**3 450 503**	**2 812 096**

Other financial assets with a maturity of up to 3 months from the date of acquisition include deposits in the amount of PLN 2 918 976 thousand (as at 31 December 2007: PLN 2 638 137 thousand), debt securities in the amount of PLN 476 506 thousand (as at 31 December 2007: PLN 83 628 thousand) and interest accrued on financial assets in the amount of PLN 7 033 thousand (as at 31 December 2007: PLN 2 671 thousand).

Components of cash and cash equivalents presented in the cash flow statement are the same as those presented in the balance sheet.

16. Share capital

As at 30 June 2008, the Parent Entity's registered share capital amounted to **PLN 2 000 000 thousand** and was divided into 200 000 000 shares ("A" series), fully paid, with a nominal value of PLN 10 each. All shares are bearer shares. The Parent Entity did not issue preference shares. Each share gives right to one vote at the General Shareholders' Meeting. The Company does not have treasury shares. Subsidiaries and associated companies do not own shares in KGHM Polska Miedź S.A.

In the first half of 2008 and in the first half of 2007 there were no changes in the share capital registered or in the number of shares.

Ownership structure
At 30 June 2008, the only shareholder of the Company with shares representing at least 5% of the share capital and giving right to the same number of votes at the General Shareholders' Meeting was the State Treasury, which based on information dated 16 May 2007 held 83 589 900 shares, with a total nominal value of PLN 835 899 000, which accounts for 41.79% of the Company's share capital.

Other shareholders (including Deutsche Bank Trust Company Americas, deposit bank in a depositary receipt program) held shares in the amount below 5% of the share capital i.e. total of 116 410 100 shares with a total nominal value of PLN 1 164 101 000, which account for 58.21% of the Company's share capital and give the same number of votes at the General Shareholders' Meeting.

In the first half of 2008 there were no changes in significant blocks of shares.

(amounts in tables in thousand PLN, unless otherwise stated)

17. Other reserves

	Note	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2007		**8 684**	**(439 845)**	**(431 161)**
Fair value gains on available-for-sale financial assets		13 844	-	13 844
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(15 689)	-	(15 689)
Impact of effective cash flow hedging transactions entered into	34.1.9	-	78 293	78 293
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	620 293	620 293
Deferred tax	22	281	(137 733)	(137 452)
Total income/(expenses) recognised directly in equity		**(1 564)**	**560 853**	**559 289**
At 30 June 2007		**7 120**	**121 008**	**128 128**
At 1 January 2007		**8 684**	**(439 845)**	**(431 161)**
Fair value gains on available-for-sale financial assets		13 167	-	13 167
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(19 894)	-	(19 894)
Impact of effective cash flow hedging transactions entered into	34.1.9	-	131 890	131 890
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	435 533	435 533
Deferred tax	22	1 082	(117 499)	(116 417)
Total income/(expenses) recognised directly in equity		**(5 645)**	**449 924**	**444 279**
At 31 December 2007		**3 039**	**10 079**	**13 118**
At 1 December 2008		**3 039**	**10 079**	**13 118**
Fair value losses on available-for-sale financial assets		(2 073)	-	(2 073)
Impact of effective cash flow hedging transactions	34.1.9	-	2 119	2 119
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	(4 214)	(4 214)
Deferred tax	22	395	(554)	(159)
Total income/(expenses) recognised directly in equity		**(1 678)**	**(2 649)**	**(4 327)**
At 30 June 2008		**1 361**	**7 430**	**8 791**

The revaluation reserve presented in other reserves, set in the amount of the fair value of hedging instruments in the effective portion of the hedge and the re-measurement to fair value of available-for-sale financial assets, is not subject to distribution.

Moreover, in the equity item: "Retained earnings", based on the Code of Commercial Companies, joint stock companies in the Group are required to create reserve capital against any eventual future or existing losses, to which no less than 8 percent of a given financial year's profit is to be transferred until the capital has been built up to no less than one-third of the share capital. The reserve capital created in this manner may not be employed otherwise than in covering the loss reported in the financial statements.
At 30 June 2008, the amount of this statutory reserve capital in the Group is PLN 679 826 thousand, of which PLN 660 000 thousand is in respect of the Parent Entity.

(amounts in tables in thousand PLN, unless otherwise stated)

18. Transactions with minority shareholders

In the first half of 2008 no transactions were carried out with minority shareholders.

In the first half of 2007 transactions with minority shareholders were as follows:

	For the period from 1 January 2007 to 30 June 2007				
Type of transaction	**Cost/ income from disposal**	**Value of net assets acquired /(disposed)**	**Goodwill/ (excess of the value of shares acquired over the cost of acquisition)**	**Loss from disposal/other operating cost**	**Transactions with minority shareholders**
Liquidation of Energetyka Spółka Specjalnego Przeznaczenia	50	(50)	-	-	-
Acquisition of shares of WM Łabędy S.A.	30 936	30 598	338	-	338
Change of indirect shares in WMN Sp. z o.o.	-	(872)	-	(872)	872
Adjustment to minority interest capital	-	-	-	(321)	321
Total	30 986	29 676	338	(1 193)	1 531

19. Trade and other payables

		At	
	Note	**30 June 2008**	**31 December 2007**
Non-current trade and other payables			
Trade payables		8 990	9 281
Other financial liabilities		9 751	144
Total non-current financial liabilities	33.1	**18 741**	**9 425**
Deferred income		12 756	15 337
Total non-current non-financial liabilities		**12 756**	**15 337**
Total non-current trade and other payables		**31 497**	**24 762**
Current trade and other payables			
Trade payables		648 922	642 007
Payables due to unsettled derivative financial instruments	34.1.8	35	3 304
Liabilities due to unpaid dividend for 2007		1 800 000	-
Other financial liabilities		117 936	204 586
Total current financial liabilities	33.1	**2 566 893**	**849 897**
Liabilities due to taxes and social security		308 343	330 608
Other non-financial liabilities		77 883	79 267
Special funds		64 570	56 212
Deferred income		29 077	7 647
Accruals		391 800	322 775
Total current non-financial liabilities		**871 673**	**796 509**
Total current trade and other payables		**3 438 566**	**1 646 406**
Total non-current and current trade and other payables		**3 470 063**	**1 671 168**

Trade payables are recognised in the balance sheet at amortised cost, using the effective interest rate, with the proviso that current trade payables are not discounted. The carrying amount of payables approximates their fair value.

Accruals consist mainly of one-off remuneration paid after the approval of the annual financial statements in the amount of PLN 313 570 thousand (PLN 257 325 thousand at 31 December 2007) and settlement of unused annual leave in the amount of PLN 22 002 thousand (PLN 25 532 thousand at 31 December 2007).

20. Borrowings and finance lease liabilities

	Note	At 30 June 2008	At 31 December 2007
Non-current borrowings and finance lease liabilities			
Bank loans		40 012	132 440
Loans		11 781	13 781
Finance lease liabilities		17 963	16 688
Total non-current borrowings and finance lease liabilities		**69 756**	**162 909**
Current borrowings and finance lease liabilities			
Bank loans		181 727	101 890
Loans		6 702	7 722
Finance lease liabilities		6 736	3 589
Total current borrowings and finance lease liabilities		**195 165**	**113 201**
Total borrowings and finance lease liabilities	**33.1**	**264 921**	**276 110**

20.1 Borrowings

Bank and other loans as at 30 June 2008

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	in PLN	Of which payable in: 2009 (current)	2009	2010	2011-2012	2013 and beyond
EUR	Variable	2 541	8 624	1 265	1 326	1 412	1 316	3 305
PLN	Variable		221 596	182 162	9 609	5 771	6 387	17 667
PLN	Fixed		10 002	5 002	5 000	-	-	-
Total bank and other loans			**240 222**	**188 429**	**15 935**	**7 183**	**7 703**	**20 972**

Bank and other loans as at 31 December 2007

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	in PLN	Of which payable in: 2008 (current)	2009	2010	2011-2012	2013 and beyond
EUR	Variable	879	3 149	774	2 146	229	-	-
PLN	Variable		237 842	100 996	107 811	5 976	7 042	16 017
PLN	Fixed		14 842	7 842	4 000	3 000	-	-
Total bank and other loans			**255 833**	**109 612**	**113 957**	**9 205**	**7 042**	**16 017**

Most of the bank loans drawn by Group companies are bank loans with variable interest rates. The majority of bank and other loans denominated in PLN are based on the WIBOR 1M reference rate, plus a bank loan margin, depending on the creditworthiness of the entity being financed, within a range of from 0.3% to 1%, with interest payable in monthly periods. Interest on bank loans denominated in EUR is mainly based on the EURIBOR 1M reference rate, plus a bank loan margin of from 0.65% to 1%.

(amounts in tables in thousand PLN, unless otherwise stated)

20. Borrowings and finance lease liabilities (continuation)

20.1 Borrowings (continuation)

The base interest rates applied in bank loan agreements entered into by entities of the Group at the balance sheet date were as follows:

Ratio (%)	At 30 June 2008	At 31 December 2007
WIBOR 1W	6.2000	5.3200
WIBOR 1M	6.2900	5.5200
WIBOR 3M	6.6500	5.6800
EURIBOR 1M	4.4400	4.2900
EURIBOR 3M	4.9470	4.6800

The major item in borrowings is the bank loan drawn by the subsidiary Telefonia Dialog S.A. in the amount of PLN 141 159 thousand at 30 June 2008 (PLN 141 081 thousand at 31 December 2007 respectively). The bank loan agreement sets out the additional covenants which must be met by the company over the term of the loan, including the following:

- ensuring maintenance of defined financial indicators at set levels during the period of loan term (Financial Debt to EBITDA Ratio not higher than 2.50 : 1, EBITDA to Interest Ratio no lower than 3 :1, Equity not lower than PLN 900 000 thousand)
- the obligation to ensure additional collateral on the bank loan, should the Financial Debt to EBITDA Ratio be higher than 2.0: 1
- the obligation to make payments to open current accounts maintained by the lending bank throughout the loan term, so as to ensure that the annual inflow of funds to these accounts from those payments represents the equivalent of at least 50% of the revenues of the company during this period.

Based on the contracts signed, the total value of overdraft facilities at 30 June 2008 amounted to PLN 104 500 thousand (at 31 December 2007 PLN 103 000 thousand and USD 10 000 thousand respectively), of which PLN 32 505 thousand was utilised at 30 June 2008 (at 31 December 2007 PLN 45 888 thousand). Repayment dates for the overdraft facilities used fall a half year after the balance sheet date.

20.2 Finance lease liabilities

As at 30 June 2008, the carrying amount of the finance lease liabilities amounted to PLN 24 699 thousand (at 31 December 2007: PLN 20 277 thousand, respectively).
The most significant item is the commitment resulting from an agreement with the State Treasury. Based on this agreement the State Treasury provides access to geological information for a fee. This information was acquired with the purpose of preparing a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are being made in 10 equal instalments. The last instalment will be settled on 30 June 2014. Those non interest-bearing liabilities were recognised in the accounts of the Parent Entity at a discounted amount. As the payments are in EUR, the liability is exposed to currency risk due to changes in foreign exchange rates at the date of payment. The carrying amount of the liabilities resulting from this agreement is PLN 14 983 thousand (EUR 4 467 thousand) (at 31 December 2007: PLN 15 909 thousand (EUR 4 441 thousand)), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 29 706 thousand (at 31 December 2007: PLN 30 029 thousand).

Finance lease liabilities as at 30 June 2008

	2009 (current)	2009	2010	2011-2012	2013 and beyond	Total
Nominal value of minimum lease payments	**7 478**	**4 951**	**4 805**	**9 069**	**2 482**	**28 785**
Future finance costs due to finance leases	742	730	702	1 269	643	4 086
Present value of minimum lease payments	**6 736**	**4 221**	**4 103**	**7 800**	**1 839**	**24 699**

(amounts in tables in thousand PLN, unless otherwise stated)

20. Borrowings and finance lease liabilities (continuation)

20.2 Finance lease liabilities (continuation)

Finance lease liabilities as at 31 December 2007

	2008 (current)	2009	2010	2011-2012	2013 and beyond	Total
Nominal value of minimum lease payments	**3 868**	**3 634**	**3 583**	**6 861**	**5 638**	**23 584**
Future finance costs due to finance leases	279	344	413	1 002	1 269	3 307
Present value of minimum lease payments	**3 589**	**3 290**	**3 170**	**5 859**	**4 369**	**20 277**

21. Collateral for the repayment of liabilities

In order to guarantee repayment of bank and other loans drawn, the following collateral has been pledged:

- proxy rights to all present and future bank accounts of the borrowers,
- blockade to the total amount of PLN 200 thousand in the bank account of KGHM Ecoren S.A.,
- ordinary mortgage on investment property up to PLN 25 000 thousand,
- maximum mortgages to the total amount of PLN 31 105 thousand,
- assignment of rights under insurance policy on investments,
- contractual mortgages, maximum mortgages and collective mortgage for land,
- blank promissory note with a declaration of rights thereunder,
- statement on submitting to the enforcement regime,
- collaterals and letters of comfort of Group companies,
- registered pledge on gas dedusting installations for anode furnaces,
- assignment of receivables up to PLN 61 600 thousand,
- registered pledge and agreements for ownership transfer on inventories of finished products, semi-finished products, goods for resale and materials of PLN 25 900 thousand,
- assignment of rights under property insurance agreement (assignment of rights under insurance policy against fire and other accidents for PLN 15 600 thousand and an insurance policy against theft with breaking, entering and robbery, PLN 150 thousand),
- proxy rights for the Bank to discharge liabilities to the Bank from funds in the current account and other accounts kept by the Bank

All of the bank and other loans drawn by the Group are covered by one or more of the collaterals listed above.

At the balance sheet date collateral was established for the following assets to guarantee repayment of liabilities or contingent liabilities:

	At	
	30 June 2008	**31 December 2007**
Property, plant and equipment, including:	107 414	96 791
• Assets under construction (incl. those under a mortgage)	-	35 409
• Buildings and constructions	68 419	29 941
• Motor vehicles[1)]	9 338	3 626
• Technical equipment and machinery[1)]	29 657	27 815
Inventories	29 367	27 434
Trade receivables[2)]	16 525	20 363
Other financial and non-financial receivables	236	-
Cash and cash equivalents	70 433	15 605
Total carrying amount of assets for which collateral was established to guarantee repayment of financial liabilities	**223 975**	**160 193**

1) incl. those used based on a finance lease
2) incl. those under a pledge or assignment of receivables

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax

		At		
	Note	**30 June 2008**	**31 December 2007**	**30 June 2007**
Net deferred tax asset at the beginning of the period, of which:		**290 702**	**361 930**	**361 930**
Deferred tax assets at the beginning of the period		**320 506**	**388 468**	**388 468**
Deferred tax liabilities at the beginning of the period		**29 804**	**26 538**	**26 538**
(Charged)/Credited to profit or loss	36	(5 651)	45 189	15 457
Decrease in equity	17	(159)	(116 417)	(137 452)
Net deferred tax asset at the end of the period, of which:		**284 892**	**290 702**	**239 935**
Deferred tax assets at the end of the period		**319 174**	**320 506**	**267 641**
Deferred tax liabilities at the end of the period		**34 282**	**29 804**	**27 706**

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax (continuation)

Deferred tax assets prior to offsetting

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 30 June 2007 based on the rate of 19%
Exchange rate differences	16 887	(5 919)	-	10 968
Interest	13	180	-	193
Allowances for impairment of receivables	8 681	7 043	-	15 724
Short-term accruals for wages	52 158	9 320	-	61 478
Employee benefits (holidays)	4 813	174	-	4 987
Provision for decommissioning of mines and other facilities	87 245	15 939	-	103 184
Measurement of forward transactions	114 318	26 019	-	140 337
Re-measurement of hedging instruments	125 863	5 343	(117 619)	13 587
Depreciation and amortisation	64 271	(5 401)	-	58 870
Liabilities due to future employee benefits	175 437	3 122	-	178 559
Unpaid wages with surcharges	48 489	(15 958)	-	32 531
Other	100 417	(46 852)	-	53 565
Total	**798 592**	**(6 990)**	**(117 619)**	**673 983**

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	16 887	(13 092)	-	3 795
Interest	13	219	-	232
Allowances for impairment of receivables	8 681	10 219	-	18 900
Short-term accruals for wages	52 158	5 903	-	58 061
Employee benefits (holidays)	4 813	(463)	-	4 350
Provision for decommissioning of mines and other facilities	87 245	17 385	-	104 630
Measurement of forward transactions	114 318	(52 936)	-	61 382
Re-measurement of hedging instruments	125 863	1 453	(117 499)	9 817
Depreciation and amortisation	64 271	40 323	-	104 594
Liabilities due to future employee benefits	175 437	12 857	-	188 294
Unpaid wages with surcharges	48 489	8 676	-	57 165
Other	100 417	(12 639)	-	87 778
Total	**798 592**	**17 905**	**(117 499)**	**698 998**

	At 1 January 2008 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 30 June 2008 based on the rate of 19%
Exchange rate differences	3 795	(989)	-	2 806
Interest	232	(2)	-	230
Allowances for impairment of receivables	18 900	(1 731)	-	17 169
Short-term accruals for wages	58 061	6 042	-	64 103
Employee benefits (holidays)	4 350	315	-	4 665
Provision for decommissioning of mines and other facilities	104 630	(3 791)	-	100 839
Measurement of forward transactions	61 382	232	-	61 614
Re-measurement of hedging instruments	9 817	(4 299)	(119)	5 399
Depreciation and amortisation	104 594	(9 133)	-	95 461
Liabilities due to future employee benefits	188 294	5 067	-	193 361
Unpaid wages with surcharges	57 165	(19 667)	-	37 498
Other	87 778	28 998	-	116 776
Total	**698 998**	**1 042**	**(119)**	**699 921**

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax (continuation)

The amount of deductible temporary differences and unused tax losses in respect of which the Group did not recognise deferred tax assets (due to the remote possibility of their being settled in future years) amounts to PLN 25 110 thousand (at 31 December 2007: PLN 34 916 thousand).

Tax losses which may be settled in future periods by reducing taxable profit amount to PLN 15 378 thousand (at 31 December 2007: PLN 2 281 thousand). These losses expire as follows: PLN 6 017 thousand in 2008; PLN 2 650 thousand in 2009 (in 2007: PLN 1 124 thousand); PLN 2 730 thousand in 2010; PLN 3 790 thousand in 2011 (in 2007: PLN 768 thousand) and PLN 191 thousand in 2012 (in 2007: PLN 389 thousand).

The Group created deferred tax assets whose realisation depends on the future generation of taxable profit in the amount exceeding gains arising from the reversal of taxable temporary differences in the amount of PLN 114 621 thousand (at 31 December 2007: PLN 7 284 thousand). The recognition of deferred tax assets was based on current, confirmed financial plans and on the current activities of the Group.

Deferred tax liabilities prior to offsetting

	At 1 January 2007 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 30 June 2007 based on the rate of 19%
Exchange rate differences	9 223	(5 608)	-	3 615
Interest	878	729	-	1 607
Measurement of forward transactions	46 458	8 398	-	54 856
Re-measurement of hedging instruments	901	(901)	20 114	20 114
Depreciation/amortisation	221 738	101 782	-	323 520
Measurement of available-for-sale financial assets	1 951	-	(281)	1 670
Other	155 513	(126 847)	-	28 666
Total	**436 662**	**(22 447)**	**19 833**	**434 048**

	At 1 January 2007 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	9 223	(7 537)	-	1 686
Interest	878	2 345	-	3 223
Measurement of forward transactions	46 458	(36 902)	-	9 556
Re-measurement of hedging instruments	901	(867)	-	34
Depreciation/amortisation	221 738	110 441	-	332 179
Measurement of available-for-sale financial assets	1 951	-	(1 082)	869
Other	155 513	(94 764)	-	60 749
Total	**436 662**	**(27 284)**	**(1 082)**	**408 296**

	At 1 January 2008 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 30 June 2008 based on the rate of 19%
Exchange rate differences	1 686	5	-	1 691
Interest	3 223	(1 973)	-	1 250
Measurement of forward transactions	9 556	(3 423)	-	6 133
Re-measurement of hedging instruments	34	5	435	474
Depreciation/amortisation	332 179	5 053	-	337 232
Measurement of available-for-sale financial assets	869	-	(395)	474
Other	60 749	7 026	-	67 775
Total	**408 296**	**6 693**	**40**	**415 029**

(amounts in tables in thousand PLN, unless otherwise stated)

23. Employee benefits

A general description of the employee benefit plans is included in note 2, Main accounting policies, point 2.2.16.

Change in liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2007	**950 200**	**287 515**	**192 277**	**470 138**	**270**
Interest costs	20 591	5 629	4 012	10 950	-
Current service cost	16 489	6 825	4 770	4 894	-
Benefits paid	(40 018)	(9 464)	(12 400)	(18 154)	-
Actuarial gains/(losses)	10 814	(9 348)	926	19 236	-
Present value of obligations - at 30 June 2007	**958 076**	**281 157**	**189 585**	**487 064**	**270**
Past service cost unrecognised at the balance sheet date	(11 804)	-	(11 804)	-	-
Carrying amount of liabilities - at 30 June 2007	**946 272**	**281 157**	**177 781**	**487 064**	**270**
of which:					
Carrying amount of non-current liabilities	864 950	249 018	160 934	461 291	25
Carrying amount of current liabilities	72 603	32 139	16 847	25 773	245

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2007	**950 200**	**287 515**	**192 277**	**470 138**	**270**
Interest costs	44 191	13 249	8 935	22 007	-
Current service cost	39 976	17 829	12 359	9 788	-
Past service cost	2 888	2 052	836	-	-
Benefits paid	(80 271)	(37 089)	(19 519)	(23 393)	(270)
Actuarial gains	51 302	13 814	8 952	28 536	-
Present value of obligations - at 31 December 2007	**1 008 286**	**297 370**	**203 840**	**507 076**	**-**
Past service cost unrecognised at the balance sheet date	(10 961)	-	(10 961)	-	-
Carrying amount of liabilities - at 31 December 2007	**997 325**	**297 370**	**192 879**	**507 076**	**-**
of which:					
Carrying amount of non-current liabilities	919 923	263 479	173 193	483 251	-
Carrying amount of current liabilities	77 402	33 891	19 686	23 825	-

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2008	**1 008 286**	**297 370**	**203 840**	**507 076**	**-**
Interest costs	25 423	6 737	4 954	13 732	-
Current service cost	17 396	7 053	5 041	5 302	-
Benefits paid	(46 258)	(10 568)	(9 644)	(26 046)	-
Actuarial gains	29 245	693	4 501	24 051	-
Present value of obligations - at 30 June 2008	**1 034 092**	**301 285**	**208 692**	**524 115**	**-**
Past service cost unrecognised at the balance sheet date	(10 118)	-	(10 118)	-	-
Carrying amount of liabilities - at 30 June 2008	**1 023 974**	**301 285**	**198 574**	**524 115**	**-**
of which:					
Carrying amount of non-current liabilities	944 331	267 189	177 865	499 277	-
Carrying amount of current liabilities	79 643	34 096	20 709	24 838	-

(amounts in tables in thousand PLN, unless otherwise stated)

23. Employee benefits (continuation)

At	Present value of employee benefits
30 June 2008	1 034 092
31 December 2007	1 008 286
31 December 2006	950 200
31 December 2005	899 148
31 December 2004	785 397

Total costs recognised in the income statement due to future employee benefits

Total costs recognised in the income statement	For the period from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007
Current service cost	17 396	16 489
Interest costs	25 423	20 591
Actuarial gains	29 245	10 814
Past service cost	843	843
	72 907	**48 737**

The change in actuarial gains/losses is caused by a change in assumptions relating to the increase in the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Group assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	2008	2009	2010	2011 and beyond
- discount rate	6.80%	6.60%	6.00%	5.70%
- rate of increase in coal prices	0.00%	3.80%	3.80%	3.50%
- rate of increase in the lowest wage	0.00%	6.93%	4.80%	4.50%
- expected inflation	3.80%	3.80%	3.80%	3.50%
- future expected increase in wages	0.00%	4.80%	4.80%	4.50%

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007		**571 910**	**459 534**	**5 287**	**22 483**	**84 606**
Provisions recognised		2 339	33	-	215	2 091
Changes arising from changes in provisions after updating of estimates		72 134	73 583	-	-	(1 449)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	32	12 105	11 539	-	-	566
Utilisation of provisions		(20 163)	(1 223)	(40)	(179)	(18 721)
Release of provisions		(1 854)	-	(54)	(241)	(1 559)
Transfer to Mine Closure Fund		(6 092)	(6 092)	-	-	-
Other		(929)	-	-	(32)	(897)
Provisions at 30 June 2007		**629 450**	**537 374**	**5 193**	**22 246**	**64 637**
of which:						
Non-current provisions		**569 025**	**530 898**	**-**	**-**	**38 127**
Current provisions		**60 425**	**6 476**	**5 193**	**22 246**	**26 510**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**571 910**	**459 534**	**5 287**	**22 483**	**84 606**
Provisions recognised	41 926	67	-	1 142	40 717
Changes arising from changes in provisions after updating of estimates	81 383	82 848	-	-	(1 465)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	26 303	24 922	226	-	1 155
Utilisation of provisions	(36 484)	(3 840)	(142)	(217)	(32 285)
Release of provisions	(8 097)	(226)	(561)	(3 765)	(3 545)
Transfer to Mine Closure Fund	(12 647)	(12 647)	-	-	-
Other	2 289	-	-	(32)	2 321
Provisions at 31 December 2007	**666 583**	**550 658**	**4 810**	**19 611**	**91 504**
of which:					
Non-current provisions	**570 327**	**527 634**	**4 272**	**-**	**38 421**
Current provisions	**96 256**	**23 024**	**538**	**19 611**	**53 083**

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008		**666 583**	**550 658**	**4 810**	**19 611**	**91 504**
Provisions recognised		23 924	33	600	21 580	1 711
Changes arising from changes in provisions after updating of estimates		(35 439)	(33 290)	(22)	-	(2 127)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	32	18 477	17 912	70	-	495
Utilisation of provisions		(26 401)	(4 387)	-	(364)	(21 650)
Release of provisions		(2 482)	(230)	(38)	(677)	(1 537)
Transfer to Mine Closure Fund		(7 176)	(7 176)	-	-	-
Other		(12 031)	-	-	13 681	(25 712)
Provisions at 30 June 2008		**625 455**	**523 520**	**5 420**	**53 831**	**42 684**
of which:						
Non-current provisions		**536 267**	**505 421**	**4 320**	**14 154**	**12 372**
Current provisions		**89 188**	**18 099**	**1 100**	**39 677**	**30 312**

The Group recognises provisions for decommissioning costs of mines and other facilities based on principles described in note 2, point 2.2.15.

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges (continuation)

The most significant item of provisions for other liabilities is the **provision for the costs of future decommissioning (liquidation) of mines and other technological facilities** with the carrying value of PLN 523 520 thousand (as at 31 December 2007: PLN 550 658 thousand), created in accordance with the methodology defined in the International Financial Reporting Standards.

The decommissioning schedule and estimates of decommissioning costs have been worked on since the beginning of 2001 by the subsidiary, KGHM Cuprum Sp. z o.o. CBR. Revaluations of the basic decommissioning costs originally calculated in 2001 are made periodically based on the changes of price index for the construction-assembly industry, which are published by the Main Statistical Office, taking into account movements in tangible fixed assets. The exception to the above are mine shafts. In 2006, costs of shafts liquidation were revalued due to completion of the document called "Study of the project of liquidation of the P-III and P-IV mine shafts in the Polkowice Wschodnie Region and the project of excavation of deposits located in the safety pillars of those shafts – Stage III. 1. The project of liquidation of the P-III shaft, 2. The project of liquidation of the P-IV shaft" prepared by Cuprum and securing positive opinions for those projects of the Commission for Water, Waste Management and Mine Closure- Related Threats operating by the Main Mine Office – Resolution No. 2/2007 dated 6 September 2007. Detailed information included in technical projects developed for the P-III and P-IV shafts in the Polkowice Wschodnie Region provided the basis for verification of forecasts concerning costs of liquidation of other shafts in KGHM Polska Miedź S.A.
Subsequent revaluations have been made if significant economic events have occurred which could have an impact on the amount of the provision. The 2007 revaluation related mainly to the decommissioning schedule and was due to adoption by the Ministry of Natural Environment in January 2007 certain of additions to the projects relating to copper ore deposits management at KGHM Polska Miedź S.A., which were underlying mining activities of the Parent Entity. These amended projects assume that ore excavation will continue until the year 2040.

The largest facility earmarked for decommissioning (restoration), which at the same time accounts for the largest share in the costs of decommissioning of all technological facilities, is the "Żelazny Most" tailings pond, together with the hydro-transportation network and cubage hydro-technical facilities. The "Żelazny Most" tailings pond is a hydro-technical facility created by way of a circumferential embankment of lowered area. At the same time, it serves as the central water management facility. The area and type of this tailings pond requires (apart from restoration activities carried out on a regular basis in the form of shaping of the slope of the reservoir using biological coat) several stages of site restoration and development. This is also due to the main underlying assumption that the "Żelazny Most" tailings pond will be operational until the last working day of mines and enrichment plants. During the final stage of operating this tailings pond, transfer to the method of centralised waste dump from the currently used circumferential one would be required in order to fill in the reservoir and create the coarse-grained layer for restoration of the inside of the tailings pond. After the "Żelazny Most" tailings pond has ceased being operational, during the course of mine liquidation, the discharge of mine waters will be carried out excepting this tailings pond. According to the current plan, preparatory works for the tailings pond liquidation and its partial restoration will commence in 2025 and will last until 2037. In 2038, the main stage of the tailings pond liquidation will commence and is expected to be completed in 2047. In the meantime, i.e. from the year 2025 to 2040, pipelines and accompanying cubage hydro-technical facilities will be decommissioned and the decommissioning will be carried out by way of dismantling, scrap recovery and utilisation of concrete elements, which, after crumbling, will be used as foundation for hardening. As regards the surface of the "Żelazny Most" tailings pond, application of the non-soil restoration method was adopted as possible and reasonable solution. It is planned that trees will be planted on the whole area of waste storage yard as it is done for protective greenery, after prior preparation of the surface of the tailings pond. It is also assumed that selected types of grass and mixes thereof will be used for land restoration purposes, together with mineral additives to improve the ground, as well as special techniques of cultivation and fertilisation. The above site restoration method is comparable to those used in the EU countries. KGHM CUPRUM Sp. z o.o. CBR, in cooperation with the Natural Science University in Wroclaw, are currently conducting research work in respect of this issue. The decommissioning project assumes a 10-year monitoring period for the facility.

The Parent Entity's method of estimating the required decommissioning provision is based on the prudence concept. The amount of the provision recognised in the balance sheet is the equivalent of the estimated costs of future decommissioning of individual facilities discounted to their present value. The amount of the provision is revalued by the Parent Entity at the end of each quarter by applying in the discounting model the ratios described in Note 3.2.
The balance of the decommissioning provision is adjusted for the amount transferred to the mine closure fund, which has been created based on article 26c of the act dated 27 July 2001 amending the act – Geological and Mining Law, Journal of Laws No. 110, item 1190, and calculated in accordance with principles set forth in the Decree of the Minister of Economy dated 24 June 2002 concerning detailed principles for creation and functioning of mine closure funds, i.e. 3% of the amount of depreciation of mines' fixed assets for each year. Cash transfers made to the Mine Closure Fund are invested by the Parent Entity in secure short-term securities or short-term deposits. Income from these investments increases the Fund's balance and the Parent Entity does not charge any fee for this cash management. Due to restrictions imposed by the Geological and Mining Law, which states that the Fund's assets may only be utilised for mine closure purposes, the Parent Entity has limited control over the Fund's assets.
It is expected that decommissioning costs will be incurred by the year 2047. The provision was estimated based on the currently used technology for decommissioning of mining facilities and using the current prices and the discount rate of 2.44%.

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges (continuation)

Facilities with the highest share in the provision for decommissioning costs of mines and other facilities

Division	Facility	Provision at 30 June 2008	Provision at 31 December 2007
ZH	"Żelazny Most" tailings pond	99 159	90 692
ZWR	ZWR Rudna Ore Enrichment Plant	46 093	50 239
ZH	Other waste storage areas	43 431	43 758
ZWR	ZWR Polkowice Ore Enrichment Plant	38 346	41 517
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	36 499	39 630
ZWR	ZWR Lubin Ore Enrichment Plant	30 048	32 641
ZH	Pipelines and technological facilities	24 792	26 146
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	21 454	23 295
ZGPS	Eastern part of Polkowice Mine (shafts: PIII, PIV)	19 703	20 616
ZGL	R6 - Central (shafts: LI, LII)	16 875	18 262

Provisions for disputed issues and court proceedings represent a less significant item of provisions. They are mainly relating to:
- proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL in the amount of PLN 11 839 thousand (at 31 December 2007: PLN 11 839 thousand),
- proceedings in a dispute concerning the payment of damages for breach of contract for delivery of equipment and services of PLN 5 000 thousand,
- questioning of the amount of social insurance premiums due to the control by Social Insurance Institution (ZUS) for prior years in the amount of PLN 30 466 thousand (at 31 December 2007: PLN 16 625 thousand),
- asserting copyright in the amount of PLN 2 982 thousand for the use of an invention (at 31 December 2007: PLN 2 982 thousand).

Other provisions relate mainly to:
- property tax on underground mining facilities in the amount of PLN 11 664 thousand (at 31 December 2007: PLN 14 283 thousand),
- guarantee on the repayment of bank liabilities in the amount of PLN 6 576 thousand (at 31 December 2007: PLN 7 786 thousand).

25. Non-current assets held for sale

	At	
	30 June 2008	**31 December 2007**
Non-current assets held for sale		
Property, plant and equipment	550	184
	550	**184**

Total non-current assets held for sale at 30 June 2008 in the amount of PLN 550 thousand represent property, plant and equipment classified as held for sale in the first half of 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

26. Impairment losses

Impairment losses by asset class during the financial period from 1 January to 30 June 2008

	Impairment loss recognised	Impairment loss reversed	Impairment loss used
Buildings and constructions	-	14 015	223
Technical equipment and machinery	12 410	-	4 881
Motor vehicles	44	-	-
Other fixed assets	854	-	-
Assets under construction	3 349	166	94
Software	-	411	40
Acquired concessions, patents, licenses	391	-	-
Total	**17 048**	**14 592**	**5 238**

Impairment losses by segment during the financial period from 1 January to 30 June 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Total consolidated amount
Impairment loss recognised	-	17 048	-	**17 048**
Impairment loss reversed	-	14 592	-	**14 592**
Impairment loss used	94	4 941	203	**5 238**

Impairment losses by asset class during the financial period from 1 January to 30 June 2007

	Impairment loss recognised	Impairment loss used
Buildings and constructions	-	59
Technical equipment and machinery	7	2 050
Motor vehicles	-	96
Assets under construction	19	19
Total	**26**	**2 224**

Impairment losses by segment during the financial period from 1 January to 30 June 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Total consolidated amount
Impairment loss recognised	7	19	-	**26**
Impairment loss used	700	1 428	96	**2 224**

Impairment losses on property, plant and equipment used in the manufacture of products or in the providing of services were recognised in the income statement as costs of sales. For other property, plant and equipment impairment losses were recognised in administrative expenses. Details on the principles of accounting for impairment losses applied by the Group are described in point 2.2.10 of note 2.

Impairment losses recognised in the first half of 2008 relate to property, plant and equipment and intangible assets which will not bring expected economic benefits.

(amounts in tables in thousand PLN, unless otherwise stated)

27. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 30 June 2007**
- copper, precious metals, smelter by-products	6 018 650	5 862 199
- energy	17 931	16 828
- services	532 413	410 285
- mining machinery, transport vehicles for mining and other	20 489	9 173
- goods for resale	112 687	128 909
- wastes and materials	5 016	5 281
- other goods	43 583	35 224
Total	**6 750 769**	**6 467 899**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 30 June 2007**
domestic	**2 599 316**	**2 821 483**
- copper, precious metals, smelter by-products	1 896 029	2 247 310
- energy	17 931	16 828
- services	508 068	383 319
- mining machinery, transport vehicles for mining and other	19 717	8 954
- goods for resale	110 017	125 585
- wastes and materials	5 016	5 281
- other goods	42 538	34 206
export	**4 151 453**	**3 646 416**
- copper, precious metals, smelter by-products	4 122 621	3 614 889
- services	24 345	26 966
- mining machinery, transport vehicles for mining and other	772	219
- goods for resale and materials	2 670	3 324
- other goods	1 045	1 018
Total	**6 750 769**	**6 467 899**

(amounts in tables in thousand PLN, unless otherwise stated)

28. Costs by type

	Note	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	6, 7	330 421	288 887
Employee benefit costs	29	1 492 702	1 376 114
Materials and energy consumption		1 747 550	1 392 232
External services		805 175	627 054
Taxes and charges		182 157	160 408
Advertising costs and representation expenses		27 992	35 503
Property and personal insurance		9 364	9 845
Research and development costs not capitalised in intangible assets		683	237
Other costs, of which:		25 639	22 422
Impairment of property, plant and equipment, intangible assets	6, 7	13 699	7
Write-down of inventories	14	1 201	1 225
Allowance for impairment of trade receivables	34.3.6	9 131	7 170
Reversal of impairment of property, plant and equipment, intangible assets	6, 7	(14 426)	-
Reversal of write-down of inventories	14	(943)	(997)
Reversal of allowance for impairment of trade receivables	34.3.6	(6 293)	(15 019)
Losses from the disposal of financial instruments	33.3	829	235
Other operating costs		22 441	29 801
Total costs by type		**4 621 683**	**3 912 702**
Cost of goods for resale and materials sold (+), of which:		72 871	106 183
Allowance for impairment of receivables	34.3.6	255	299
Reversal of allowance for impairment of receivables	34.3.6	(231)	(477)
Change in inventories of finished goods and work in progress (+/-)		30 866	238 422
Cost of manufacturing products for internal use (-)		(210 397)	(177 732)
Total cost of sales, selling and administrative costs		**4 515 023**	**4 079 575**

29. Employee benefit costs

	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Remuneration	1 110 728	1 026 899
Costs of social security	355 325	340 496
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	26 649	8 719
Employee benefit costs	**1 492 702**	**1 376 114**

(amounts in tables in thousand PLN, unless otherwise stated)

30. Other operating income

	Note	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Income and gains from financial instruments classified under other operating activities, resulting from:	33.3	289 487	1 038 677
- interest on financial instruments		69 100	54 772
- measurement and realisation of derivative instruments		215 977	967 894
- gains from the disposal of financial instruments		4 303	15 933
- reversal of impairment losses on available-for-sale financial assets		78	58
- reversal of allowance for impairment of financial receivables		29	20
Gains from the disposal of investment property		-	16 122
Gains from the disposal of perpetual usufruct of land		420	-
Gains from the disposal of intangible assets		5	-
Other interest		4 445	130
Dividends received		50	-
Reversal of impairment losses on assets under construction	6	166	-
Reversal of allowance for impairment of other non-financial receivables	13	4 434	118
Government grants and other donations received		1 136	1 385
Release of unused provisions		6 729	3 339
Penalties and compensation received		2 903	4 578
Other operating income/gains		4 360	8 858
Total other operating income		**314 135**	**1 073 207**

31. Other operating costs

	Note	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Costs and losses on financial instruments classified as other operating costs:	33.3	534 362	1 271 446
- measurement and realisation of derivative instruments		378 966	1 220 289
- losses from the disposal of financial instruments		1 659	-
- interest on financial liabilities		96	178
- foreign exchange losses		153 587	50 975
- allowances for impairment of financial receivables		54	4
Decrease in the fair value of investment property		-	6 036
Losses from the sale of shares in subsidiaries		-	872
Allowances for impairment of other non-financial receivables	13	170	11 363
Losses from the disposal of intangible assets		-	809
Losses on the sale of property, plant and equipment		1 825	647
Impairment losses on assets under construction	6	3 349	19
Interest on overdue non-financial liabilities (including State budget liabilities)		455	4 509
Donations granted		7 649	6 605
Provisions for liabilities		25 070	17 564
Penalties and compensation paid		2 949	3 200
Other operating costs/losses		10 424	11 902
Total other operating costs		**586 253**	**1 334 972**

(amounts in tables in thousand PLN, unless otherwise stated)

32. Net finance costs

	Note	For the period	
		from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 30 June 2007**
Interest expense:	33.3	7 271	4 336
- on bank and other loans		6 895	4 193
- due to finance leases		376	143
Net exchange gains on borrowings	33.3	(1 101)	(1 181)
Changes in the value of provisions due to unwinding of discount	24	18 477	12 105
Other net finance costs		65	(48)
Total net finance costs		**24 712**	**15 212**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments

33.1 Carrying amount

Classes of financial instruments	Note	At 30 June 2008 Balance sheet items: Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Debt securities	10, 11, 15	3 154	57 254		478 726					**539 134**
Shares	10	33 634								**33 634**
Shares and participation units in investment funds	10	108 587								**108 587**
Trade receivables (net)	13				1 005 155					**1 005 155**
Cash and cash equivalents up to 3 months	15				2 971 777					**2 971 777**
Other financial assets (net)	10, 11, 13	7	38		160 379					**160 424**
Derivatives - Currency	12			380						**380**
Derivatives - Commodity contracts (metals)	12			384		(61)			23 819	**24 142**
Trade payables	19						(657 912)			**(657 912)**
Bank and other loans	20						(240 222)			**(240 222)**
Other financial liabilities	19, 20						(1 902 761)	(49 660)		**(1 952 421)**
		145 382	**57 292**	**764**	**4 616 037**	**(61)**	**(2 800 895)**	**(49 660)**	**23 819**	**1 992 678**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.1 Carrying amount (continuation)

At 31 December 2007

Balance sheet items

Classes of financial instruments	Note	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Debt securities	10, 11, 15	3 076	43 893		83 756					**130 725**
Shares	10	33 407								**33 407**
Shares and participation units in investment funds	10	10 665								**10 665**
Trade receivables (net)	13				693 667					**693 667**
Cash and cash equivalents up to 3 months	15				2 728 340					**2 728 340**
Other financial assets (net)	10, 11, 13	7	41		79 129					**79 177**
Derivatives - Currency	12			178						**178**
Derivatives - Commodity contracts (metals)	12			16 456		(16 458)			97 419	**97 417**
Trade payables	19						(651 288)			**(651 288)**
Bank and other loans	20						(255 833)			**(255 833)**
Other financial liabilities	19, 20						(178 424)	(49 887)		**(228 311)**
		47 155	**43 934**	**16 634**	**3 584 892**	**(16 458)**	**(1 085 545)**	**(49 887)**	**97 419**	**2 638 144**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.2 Fair value

Classes of financial instruments	Note	At 30 June 2008 Carrying amount	At 30 June 2008 Fair Value	At 31 December 2007 Carrying amount	At 31 December 2007 Fair Value
		33.1		33.1	
Debt securities	10,11,15	539 134	539 134	130 725	130 725
Shares	10	33 634	33 634	33 407	33 407
Shares and participation units in investment funds	10	108 587	108 587	10 665	10 665
Trade receivables (net)	13	1 005 155	1 005 155	693 667	693 667
Cash and cash equivalents up to 3 months	15	2 971 777	2 971 777	2 728 340	2 728 340
Other financial assets (net)	10,11,13	160 424	160 424	79 177	79 177
Derivatives - Currency, of which:	12	380	380	178	178
Assets		380	380	178	178
Derivatives - Commodity contracts (metals), of which:	12	24 142	24 142	97 417	97 417
Assets		24 203	24 203	114 839	114 839
Liabilities		(61)	(61)	(17 422)	(17 422)
Trade payables	19	(657 912)	(657 912)	(651 288)	(651 288)
Bank and other loans	20	(240 222)	(240 222)	(255 833)	(255 833)
Other financial liabilities	19, 20	(1 952 421)	(1 952 421)	(228 311)	(228 311)

The methods and assumptions used by the Group for measuring the fair values are presented in notes 2.2.5.4 Fair value, 3 Important estimates and assumptions.

The Group is unable to reliably measure the fair value of shares held in companies which are not listed on active markets, classified as available-for-sale financial assets. As a result they are disclosed in the balance sheet at cost less impairment.

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.3 Items of income, costs, profit and losses recognised in the income statement for the period by categories of financial instruments

For the period from 1 January 2008 to 30 June 2008	**Note**	Financial assets/ liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**30, 31, 32**				69 100	(6 991)	(376)		**61 733**
Exchange gains/(losses)	**31, 32**			(3)	(149 105)	(4 426)	1 048		**(152 486)**
Impairment allowances	**28, 31**				(9 440)				**(9 440)**
Reversal of impairment allowances	**28, 30**		78		6 553				**6 631**
Adjustment to sales due to hedging transactions	**34.1.9**							4 214	**4 214**
Profit/(losses) from disposal of financial instruments	**28, 30, 31**		166	256	1 393				**1 815**
Gains on measurement and realisation of derivative instruments	**30**	215 977							**215 977**
Losses on measurement and realisation of derivative instruments	**31**	(378 966)							**(378 966)**
Total net gain/(loss)		**(162 989)**	**244**	**253**	**(81 499)**	**(11 417)**	**672**	**4 214**	**(250 522)**

For the period from 1 January 2007 to 30 June 2007	**Note**	Financial assets/liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**30, 31, 32**			927	53 845	(4 371)	(143)		**50 258**
Exchange gains/(losses)	**31, 32**		(892)		(18 559)	(30 708)	365		**(49 794)**
Impairment allowances	**28, 31**				(7 473)				**(7 473)**
Reversal of impairment allowances	**28, 30**		58		15 516				**15 574**
Adjustment to sales due to hedging transactions	**34.1.9**							(620 293)	**(620 293)**
Profit/(losses) from disposal of financial instruments	**28, 30, 31**		14 013	421	1 264				**15 698**
Gains on measurement and realisation of derivative instruments	**30**	967 894							**967 894**
Losses on measurement and realisation of derivative instruments	**31**	(1 220 289)							**(1 220 289)**
Total net gain/(loss)		**(252 395)**	**13 179**	**1 348**	**44 593**	**(35 079)**	**222**	**(620 293)**	**(848 425)**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.4 Transfers not qualified for de-recognition

The Group has transferred receivables in a way which does not qualify for derecognition as it has retained substantially all risks and rewards of ownership of these assets. This relates to trade receivables sold in a factoring with recourse transaction entered into between the Parent Entity and Bank Handlowy S.A. in Warsaw. In this type of factoring there is a risk that the debtor will fail to make payment of the liabilities to the factor (bank). Should the debtor fail to settle his liabilities, the Parent Entity is obliged to pay the outstanding balance to the bank (the factor) while the Parent Entity simultaneously has the right to demand payment of these liabilities from the debtor.
As a result, at the balance sheet date receivables are still recognised in the amount of PLN 24 961 thousand (at 31 December 2007: PLN 29 610 thousand). Accordingly, the corresponding entry of a related liability has been recognised in an amount equal to that of the retained receivables.

33.5 Situations concerning financial instruments which did not occur in the Group

The following business events and situations, which are required to be disclosed, did not occur in the Group in the periods ended 30 June 2008 and 31 December 2007:

- as at balance sheet date, Group companies did not designate a financial instrument to be measured at fair value through profit or loss (IFRS 7, par. 9, 10, 11),
- Group companies did not reclassify a financial asset in a way which would result in a change of the method of measurement (IFRS 7, par. 12),
- Group companies do not hold any collateral established on either category of assets which would improve crediting terms (IFRS 7, par. 15),
- Group companies have not issued an instrument that contains both a liability and an equity component (IFRS 7, par. 17),
- Group companies did not breach any contractual provisions (IFRS 7, par. 18),
- Group companies invest assets accumulated in a separate bank account kept for the Mine Closure Fund, but do not receive any fee due to those fiduciary activities (IFRS 7, par. 20.c.ii),
- Group companies did not recognise any interest income on impaired financial assets (IFRS 7, par. 20.d),
- Group companies did not identify any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur (IFRS 7, par. 23.b),
- Group companies did not make use of any hedging transactions which would subsequently result in the recognition of a non-financial asset or liability (IFRS 7, par. 23.e),
- Group companies did not use fair value hedges or hedges of net investments in foreign operations (IFRS 7, par. 24 a, 24.c),
- Group companies did not purchase any financial assets at a price different from their fair value (IFRS 7, par. 28),
- Group companies did not acquire any assets by taking possession of a collateral (IFRS 7, par. 38).

34. Financial risk management

Group companies are exposed to risk in each area of their activities. Understanding those risks and the principles of their management allows the Group to better meet its objectives.

Financial risk management includes the processes of risk identification, measurement and determination of appropriate methods to deal with those risks.

The Group is predominantly exposed to the following classes of financial risk:
- Market risk:
  - Risk of changes in commodity prices (Commodity Risk),
  - Risk of changes in foreign exchange rates (Currency Risk),
  - Risk of changes in interest rates (Interest Rate Risk),
- Liquidity risk,
- Credit risk.

An appropriate policy, organisational structure and procedures support the financial risk management process.

34. Financial risk management (continuation)

34.1 Market risk

34.1.1 Principles of market risk management

The Group has an active approach to managing its market risk exposure. The objectives of market risk management are:

- To limit fluctuations in profit before tax,
- To increase the probability of meeting budget assumptions,
- To maintain a healthy financial condition, and
- To support the process of undertaking strategic decisions relating to investing activity, with particular attention to sources of capital for this activity.

All the market risk management objectives should be considered as a whole, while their realisation is dependant primarily upon the internal situation and market conditions.

The Group applies an integrated approach to market risk management. This means a comprehensive approach to the whole spectrum of identified market risks, rather than to each of them individually. For example, hedging transactions on the commodity market are related to contracts entered into on the currency market, as hedging prices of metals directly impacts the probability of achieving planned revenues from sales, which in turn represent a hedged item for transactions dealt on the currency market. As a result, the Group has significantly greater flexibility in building hedging strategies.

The Group applies a consistent and step-by-step approach to market risk management. Over time consecutive hedging strategies are implemented, embracing an increasing share of production and sales revenues as well as an extended time horizon. Consequently, the Group is hedged against unexpected plunges in both copper and silver prices as well as rapid appreciation of the PLN versus the USD. Thanks to this approach, it is also possible to avoid engaging significant volumes or notionals at a single price level.

The Group continuously monitors metal and currency markets, which are the basis for decisions on implementing hedging strategies. The Parent Entity applies hedge accounting to hedge the risk of changes of cash flows due to currency and commodity risk.

34.1.2 Techniques for market risk management

The primary technique for market risk management is the use of hedging strategies involving derivative instruments. Apart from this, natural hedging is also used.

All of the potential hedging strategies and the selection of those preferred reflect the following factors: current and forecasted market conditions, the internal situation of the Group, suitability of instruments to be applied and the cost of hedging. In order to mitigate market risk, derivative instruments are primarily used. The Group transacts only these derivative instruments for which it has the ability to assess their value internally, using standard pricing models appropriate for a particular type of derivative, and which can be traded without significant loss of value with a counterparty other than the one with whom the transaction was initially entered into. In evaluating the market value of a given instrument, the Group relies on information obtained from particular market leading banks, brokers and information services.

It is permitted to use the following types of instruments:

- Swaps,
- Forwards and futures,
- Options,
- Structures combining the above instruments.

The instruments applied may be, therefore, either of standard parameters (publicly traded instruments) or non-standardised parameters (over-the-counter instruments).

34.1.3 Hedge effectiveness requirement

Hedging transactions in the Group are entered into only by the Parent Entity if there is an appropriate instrument traded in a liquid market with a quoted reference price. Prior to the transaction the Parent Entity is required to confirm and document the existence of strong negative correlation between changes in the value of the reference instrument and changes in the value of actually-hedged exposure. Hedge effectiveness is subject to constant evaluation and monitoring.

34.1.4. Measurement of market risk

The Group quantifies and describes its market risk exposure using a consistent and comprehensive measure.

Market risk management is supported by simulations (such as scenario analysis, stress-tests, backtests) and calculated risk measures. The risk measures being used are mainly based on mathematical and statistical modelling, which uses historical and current market data concerning risk factors and takes into consideration the current exposure of the Group to market risk.

Since 2007 the Parent Entity has been using "Earnings at Risk" as one of the risk measures employed in market risk management. This measure indicates the lowest possible level of pre-tax profit for a selected level of confidence (for example, with 95% confidence the pre-tax profit for a given period will be not lower than...). The EaR methodology enables the calculation of pre-tax profit incorporating the impact of changes in market prices of copper, silver and foreign exchange rates in the context of budgeted results.

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.4. Measurement of market risk (continuation)

However, due to the fact that no single risk measure possesses the ability to completely reflect reality, mainly because of underlying assumptions concerning market factors, it is customary to employ quantitative models merely as a tool supporting the decision making process and a source of additional information. Such models are not the only basis for decision making in the market risk management process.

34.1.5 Restrictions on entering into hedging transactions

Due to the risk of unexpected production cutback (for example because of "force majeure") or failure to achieve planned foreign currency revenues, which could lead to overhedging of actual market risk exposure, the Parent Entity has set a limit for the volume of production or the amount of sales revenues for a given period that may be hedged, at a level of up to 80%. The maximum time horizon within which the Parent Entity makes decisions concerning hedging of market risk is set up in accordance with technical and economic planning process, and amounts to 5 years. However, it must be emphasised that regardless of the tool used to measure market risks, the results of such measurement for long time horizons (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

34.1.6 Market risk exposure

34.1.6.1 Commodity risk

The Group is exposed to the risk of changes in market prices of copper, silver and gold. The industry standard is that the price formulas used in physical delivery contracts are based on average monthly quotations from the London Metal Exchange for copper and from the London Bullion Market for silver and gold. The Group's commercial policy is to set the price base for physical delivery contracts as the average price of the month of dispatch (this is a typical price base, being in line with global industry standards). As a result the Group is exposed to the risk of decline in metals prices from the moment of entering into a sale contract until the moment of setting the contractual average metal price.

In a situation where a non-standard formula is used to set the sales price, the Group may enter into transactions (so-called adjustment hedge transactions) which changes the price base agreed with the customer to the average price of the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.

Due to the fact that the Group utilises in the production process materials purchased from external sources containing various metals, part of the sales is hedged naturally. Therefore, the analysis of the Group's exposure to the market risk should be performed on a net basis, i.e. by deducting the volume of metals contained in materials purchased from external sources from the volume of sales.

Exposure of the Group to commodity risk is presented below:

	For the period			
	from 1 January 2008 to 30 June 2008		from 1 January 2007 to 30 June 2007	
	Sales	Purchases	Sales	Purchases
Copper ['000 tonnes]	265	61	275	56
Silver [tonnes]	562	9	582	23

Sensitivity of the Group's financial instruments to commodity risk at the balance sheet date is presented in note 34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

34.1.6.2 Currency risk

The Group is exposed to the risk of changes in currency rates, as it is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. The base (functional) currency for the Group however is the PLN. As a result, the Group receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Group is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN.

Moreover, the Group is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Sensitivity of the Group's financial instruments to the currency risk at the balance sheet date is presented in note 34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.6 Market risk exposure (continuation)

34.1.6.3 Interest rate risk

The Group is exposed to interest rate risk due to:

- changes in the fair value of bank and other loans drawn, bonds purchased and bank accounts for which interest is calculated at fixed rates,
- changes in cash flow related to bank and other loans drawn, bonds purchased and bank accounts for which interest is calculated at variable rates.

As at 30 June 2008 the Group had liabilities amounting to PLN 240 222 thousand due to bank and other loans (as at 31 December 2007: PLN 255 833 thousand) based on variable and fixed interest rates.

At the balance sheet date the Group was not a party to any transactions hedging interest rate risk.

34.1.7 Hedging exposure to market risk in the Parent Entity

In the first half of 2008 copper hedging strategies represented approx. 28% (in the first half of 2007: 35%) of the sales of this metal realised by the Parent Entity. With respect to silver sales this figure amounted to approx. 33% (in the first half of 2007: 10%). In the case of currency market, hedged revenues from sales represented approx. 0% (in the first half of 2007: 5%) of total revenues from sales realised by the Parent Entity.

In the first half of 2008, the Parent Entity implemented copper price hedging strategies with a total volume of 60 thousand tonnes and a time horizon falling in the first half of 2009. The Parent Entity purchased put options. In addition, during the period the Parent Entity implemented adjustment hedge strategies with a total volume of 13 075 tonnes and a time horizon falling in January 2008 and the period from March to December 2008. In the case of the silver market, during the analysed period no strategies were implemented to hedge the price of this metal. In the first half of 2008 on the silver market adjustment hedge transactions were implemented for a total volume of 643 thousand troz and a time horizon falling in January 2008.
In the case of the forward currency market, in the first half of 2008 the Parent Entity did not implement hedging strategies to hedge the USD/PLN rate. During the analysed period no adjustment hedge transactions were entered into on the currency market.
The Parent Entity remains hedged for a portion of copper sales planned in the second half of 2008 (75 thousand t), and in the first half of 2009 (60 thousand t), for a portion of silver sales planned in the second half of 2008 (6 million troz) and in 2009 (9.6 million troz). The Parent Entity has no open hedging transactions designated to hedge revenues from sales.

34.1.8 Impact of derivatives on the Group's balance sheet

As at 30 June 2008, the fair value of open positions in derivative instruments amounted to PLN 24 522 thousand, of which PLN 24 583 thousand relate to financial assets (derivatives with positive fair value) and PLN 61 thousand relate to financial liabilities (derivatives with negative fair value).

Derivative instruments whose date of settlement was 2 July 2008 were measured at fair value and accounted for in trade and other receivables as receivables due to unsettled derivative instruments, or in trade and other liabilities as liabilities due to unsettled derivative instruments.

The fair value of these derivatives is as follows:

- PLN 517 thousand presented as receivables due to unsettled derivative instruments (Note 13),
- PLN 35 thousand presented as payables due to unsettled derivative instruments (Note 19).

Other information concerning derivatives is presented in Note 12 Derivative financial instruments and in Note 33.2 Fair value.

34.1.9 Impact of derivatives on the Group's profit or loss and equity

In the first half of 2008, the result on derivative instruments amounted to PLN (158 775) thousand. The effective portion of the change in the fair value of hedging instruments that was transferred from equity to sales for the period amounted to PLN 4 214 thousand. Other operating income and costs arising from derivative instruments amounted to PLN (155 934) thousand and from the realisation of derivative instruments, PLN (7 055) thousand. Adjustment to other operating income and costs arising from the measurement of derivative instruments results mainly from changes of the time value of options, which will be settled in the future periods. Due to the hedge accounting principles applied, the change in the time value of options is not recognised in the revaluation reserve.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.9 Impact of derivatives on the Group's profit or loss and equity (continuation)

The impact of derivative instruments on profit or loss is presented below:

	For the period	
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 30 June 2007**
Impact on sales	**4 214**	**(620 293)**
Impact on other operating costs, of which:	**(162 989)**	**(252 395)**
Losses from realisation of derivative instruments	(7 055)	(3 692)
Losses from measurement of derivative instruments	(155 934)	(248 703)
Total impact of derivative instruments on profit or loss:	**(158 775)**	**(872 688)**

The value recognised in other operating costs for the first half of 2008 due to the ineffective portion of cash flow hedges amounted to PLN (168 365) thousand [in the first half of 2007: PLN (122 943) thousand], of which PLN (156 461) thousand is a loss on the measurement of hedging instruments [in the first half of 2007: PLN (118 760) thousand], and PLN (11 904) thousand is a loss on the realisation of the ineffective portion of hedging instruments [in the first half of 2007: PLN (4 183) thousand].

The Parent Entity accounts for cash flow hedging instruments according to the principles presented in note 2.2.5.7 "Main accounting policies". Those principles require recognition in equity of the effective portion of the change in the fair value of hedging transactions during the period in which these transactions are designated as a hedge of future cash flows. The amounts accumulated in equity are subsequently transferred to profit or loss in the period in which the hedged transaction is settled.

The effectiveness of hedging instruments during the period is evaluated and measured by comparing the changes in the forward prices of hedged items with the changes in the prices of forward contracts or the changes in the intrinsic value of options, as appropriate.

The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges:

AMOUNTS RECOGNISED IN EQUITY	At	
	30 June 2008	**31 December 2007**
Revaluation reserve – commodity price risk hedging transactions (copper and silver) – derivatives	**1 953**	**(964)**
Revaluation reserve – currency risk hedging transactions – foreign currency loans	**5 847**	**10 859**
Total revaluation reserve from hedging instruments in cash flow hedges (excluding the deferred tax effect)	**7 800**	**9 895**

	For the period		
Gains or (losses) on hedging instruments in cash flow hedges recognised directly in equity	**from 1 January 2008 to 30 June 2008**	**from 1 January 2007 to 31 December 2007**	**from 1 January 2007 to 30 June 2007**
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the beginning of the period	**9 895**	**(557 528)**	**(557 528)**
Amounts recognised in equity in the reporting period in respect of hedging transactions	2 119	131 890	78 293
Amounts transferred from equity to the income statement	(4 214)	435 533	620 293
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the end of the period (excluding the deferred tax effect)	**7 800**	**9 895**	**141 058**

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk

The Group identifies the following major market risks to which it is exposed:

- Commodity Risk,
- Currency Risk,
- Interest Rate Risk.

Currently the Group is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brown motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each significant type of market risk to which the Group was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity of potential changes in specific risk factors divided by classes of financial assets and financial liabilities.

In analysing the sensitivity of the item "Derivatives – Currency" and "Derivatives – Commodity contracts" it should be noted that the Parent Entity holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Parent Entity is exposed to risk in respect of the planned volume of copper and silver sales from its own production, adjusted by its position in hedging instruments.

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of the KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 30 June 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2008 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			2.40 +13%		1.89 - 11%		3.58 +7%		3.18 - 5%		10 775 +24%		6 350 - 27%		24.93 +41%		11.66 -42%	
	[in '000 PLN]	[in '000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	7 964	108 587	856		(696)													
Trade receivables (net)	397 422	1 005 155	31 222		(25 404)		5 783		(4 548)									
Cash and cash equivalents	876 327	2 971 777	35 842		(29 163)		29 468		(23 176)									
Other financial assets (net)	1 247	160 424	74		(60)		28		(22)									
Derivatives – Currency	380	380	(1 529)	-	1 244	-	(728)	-	573	-								
Derivatives – Commodity contracts (metals)	24 142	24 142	2 385	210	(1 940)	(171)					(9 334)	1 771	60 617	11 878	(4 105)	-	26 590	2 601
Trade payables	(76 756)	(657 912)	(6 095)		4 959		(1 088)		856									
Other financial liabilities	(27 668)	(1 952 421)	(66)		54		(1 469)		1 155									
IMPACT ON INCOME STATEMENT			64 237		(52 265)		32 722		(25 735)		(9 334)		60 617		(4 105)		26 590	
IMPACT ON EQUITY				210		(171)		-		-		1 771		11 878		-		2 601

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of the KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 30 June 2007

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2007 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.09		2.52		4.04		3.52		10 090		5 050		14.60		9.05	
			+10.4%		- 10%		+7.3%		- 6.5%		+31.4%		- 34.2%		+16.4%		-27.8%	
	[in '000 PLN]	[in '000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	11 787	216 038	993		(951)													
Trade receivables (net)	317 283	1 420 164	13 010		(12 465)		9 605		(8 610)									
Cash and cash equivalents	1 167 218	3 461 472	40 179		(38 495)		40 712		(36 495)									
Derivatives - Currency	64 553	64 553	547	(76 872)	(192)	76 103												
Derivatives – Commodity contracts (metals)	195 396	195 396	5 655	-	(5 418)	-					(67 436)	-	(29 883)	380 019	(20 609)	-	(24 640)	109 133
Trade payables	(185 109)	(4 941 038)	(12 248)		11 735		(2 343)		2 100									
Bank and other loans	(2 275)	(213 025)					(134)		120									
Other financial liabilities	(16 213)	(18 095)					(956)		857									
IMPACT ON INCOME STATEMENT			48 136		(45 786)		46 884		(42 028)		(67 436)		(29 883)		(20 609)		(24 640)	
IMPACT ON EQUITY				(76 872)		76 103		-		-		-		380 019		-		109 133

EXEMPTION NUMBER : 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.2 Liquidity risk and capital management

The Group is exposed to financial liquidity risk, where financial liquidity is understood as the ability to settle its liabilities within given timeframes. The fact that the activities are financed using external sources (loans, borrowings, buyer's credit) increases the risk of losing liquidity in the future.

The Group must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as to refinance its current debt. This risk is primarily dependent on market conditions and on the evaluation of the creditworthiness of the Group.

The Group decides about the choice of investments and maturities of those investments, taking into account the maturities of its liabilities.

Due to positive cash flows from operating activities and the significant amount of cash balances in the first half of 2008, similar to 2007, the Group barely used external sources of financing.

Liquidity analysis for financial liabilities as at 30 June 2008

	Contractual maturities from the balance sheet date						
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**	**Total (without discounting)**	**Carrying amount**
Trade payables	648 371	567	7 985	931	423	**658 277**	**657 912**
Loans, including bank loans	61 968	135 214	30 832	9 869	22 992	**260 875**	**240 222**
Derivatives – Commodity contracts (metals)	-	-	-	-	-	-	**61**
Other financial liabilities	1 919 675	5 173	11 412	11 349	10 658	**1 958 267**	**1 941 514**
Total financial liabilities by maturity	**2 630 014**	**140 954**	**50 229**	**22 149**	**34 073**	**2 877 419**	

Liquidity analysis for financial liabilities as at 31 December 2007

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	641 814	198	7 814	981	883	**651 690**	**651 288**
Loans, including bank loans	75 067	45 061	130 433	8 136	21 421	**280 118**	**255 833**
Derivatives – Commodity contracts (metals)	-	964	-	-	-	**964**	**17 422**
Other financial liabilities	207 121	4 419	6 845	6 971	5 632	**230 988**	**228 311**
Total financial liabilities by maturity	**924 002**	**50 642**	**145 092**	**16 088**	**27 936**	**1 163 760**	

Financial liabilities arising from derivatives are their intrinsic values, excluding the effects of discounting.

In the first half of 2008 the Group had overdraft facilities in the amount of PLN 104 500 thousand. At the end of June 2008 unused overdraft facilities amounted to PLN 71 995 thousand.

In 2007 the Group had overdraft facilities in the amount of PLN 103 000 thousand and USD 10 000 thousand. At the end of 2007 unused overdraft facilities amounted to PLN 57 112 thousand and USD 10 000 thousand.

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with market practice, the Group monitors its capital, among others based on the *equity ratio* and the *ratio of Debt/EBITDA*. The *equity ratio* is calculated as the relation of net tangible assets (equity less intangible assets) to total assets.

The ratio of *Debt/EBITDA* is calculated as the relation of borrowings and finance lease liabilities to EBITDA (operating profit plus depreciation/amortisation).

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable cost, the Group assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of Debt/EBITDA* at a level of up to 2.0.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.2 Liquidity risk and capital management (continuation)

The above ratios at 30 June 2008, 31 December 2007 and 30 June 2007 are presented below:

	At		
	30 June 2008	**31 December 2007**	**30 June 2007**
Equity	9 416 367	9 501 609	7 506 373
Less: intangible assets	118 047	119 231	127 457
Net tangible assets	9 298 320	9 382 378	7 378 916
Total assets	14 865 282	13 503 398	14 855 081
Equity ratio	**0.63**	**0.69**	**0.50**
Operating profit	1 963 628	4 526 953	2 126 559
Plus: depreciation/amortisation	330 421	597 546	288 887
EBITDA	2 294 049	5 124 499	2 415 446
Borrowings and finance lease liabilities	264 921	276 110	231 120
Ratio of Debt/EBITDA*	**0.058**	**0.054**	**0.048**

*for half-year periods, EBITDA is statistically annualised

Due to the low level of financial debt of the Group as at 30 June 2008, the *ratio of Debt/EBITDA* was at a safe level and amounted to 0.058.

Meanwhile the equity ratio was above the assumed minimum level and amounted to 0.63 at 30 June 2008. The increase in this ratio at 30 June 2008 versus the level at 30 June 2007 results from the fact that net tangible assets increased by 26%, with the relatively small change in the total assets value.

In 2008 and 2007 there were no external capital requirements imposed on the Parent Entity.

34.3 Credit risk

Credit risk is defined as the risk that counterparties of the Group will not be able to meet their contractual obligations. Exposure to credit risk is related to three main areas:

- The creditworthiness of the customers with whom physical sale transactions are undertaken,
- The creditworthiness of the financial institutions (banks/brokers) with whom, or through whom, hedging transactions are undertaken,
- The creditworthiness of the entities in which investments are made, or whose securities are purchased.

Financial instruments for which credit risk exposure with different characteristics from those mentioned above arises, are as follows:

- Cash and cash equivalents,
- Derivative instruments,
- Trade receivables,
- Loans granted,
- Debt securities and participation units in investment funds,
- Guaranties granted.

34.3.1 Credit risk related to cash and cash equivalents

All entities with which deposit transactions are entered into operate in the financial sector. These are mainly banks registered in Poland or operating in Poland as branches of foreign banks, which belong to European and American financial institutions with high credit ratings, appropriate level of equity and strong, stable market position. The maximum exposure of the Group to a single bank in respect of cash and cash equivalents amounts to 17% as at 30 June 2008.

Given the above as well as the short-term nature of those investments, the credit risk associated with cash and cash equivalents is estimated as low.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3 Credit risk (continuation)

34.3.2 Credit risk related to derivative instruments

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest (92%) or medium (8%) credit ratings. They have appropriate level of equity and strong, stable market position. The maximum exposure of the Group to a single entity in respect of derivative instruments amounts to 20.3%.

Fair value of derivative instruments hedging metal prices and foreign exchange rates at 30 June 2008 amounted to:

PLN 24 522 thousand (positive balance on the measurement of derivative instruments), of which:

PLN 61 thousand represent financial liabilities,

PLN 24 583 thousand represent financial assets.

Due to geographical and institutional diversification of creditors and cooperation with financial institutions having a high credit rating, the Group is not materially exposed to credit risk due to derivatives.

The Parent Entity has entered into framework agreements on the net settlement of hedging transactions in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

34.3.3 Credit risk related to trade and other financial receivables

Companies of the Group have been cooperating for many years with a number of geographically diversified clients. The vast majority of sales goes to EU countries, including Poland.

Geographical concentration of credit risk of the Group for trade receivables arising from sales of copper and silver:

	At					
	30 June 2008			31 December 2007		
	Poland	EU (excl. Poland)	Other Countries	Poland	EU (excl. Poland)	Other Countries
Trade receivables from sales of copper and silver	53.08%	31.38%	15.55%	55.6%	30.4%	14.0%

The Parent Entity makes the majority of its sales transactions based on prepayments. The Parent Entity monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom buyer's credit has been granted. Buyer's credit is only provided to proven, long-term customers, while sales of products to new customers are always 100% secured. The Parent Entity has secured the majority of its receivables by promissory notes[1], frozen funds on bank accounts, bank guarantees and documentary collection. In addition, the majority of contracts where customers are provided with buyer's credit contain an ownership rights reservation clause confirmed by a date certain[2].

The total value of the Group's trade receivables as at 30 June 2008 excluding the fair value of collaterals, in respect of which the Group may be exposed to credit risk, amounts to PLN 1 055 155 thousand (at 31 December 2007: PLN 693 667 thousand respectively). The increase in the level of receivables compared to the end of 2007 mainly results from increased sales in the 2nd quarter of 2008 compared to the 4th quarter of 2007.

The concentration of credit risk in the Parent Entity results from the fact that key clients are allowed extended terms of payment. Consequently, at 30 June 2008 the balance of receivables of the Group from 7 of the Parent Entity's largest clients, calculated as a percentage of trade receivables at the balance sheet date, represents 58.8% of the balance of trade receivables (at 31 December 2007: 51%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Parent Entity believes that, given the available historical data as well as long-lasting history of cooperation, the level of credit risk is low.

The following Group companies have significant trade receivables: DIALOG S.A. PLN 85 631 thousand, KGHM Polish Copper Ltd. PLN 67 413 thousand, PeBeKa S.A. PLN 50 798 thousand, KGHM Metraco S.A. PLN 49 434 thousand, Walcownia Metali Nieżelaznych spółka z o.o. PLN 17 034 thousand, POL-MIEDŹ TRANS Sp. z o.o. PLN 11 159 thousand.

[1] In order to speed up any potential collection of receivables, each promissory note is accompanied by a notarial enforcement declaration.
[2] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3. Credit risk (continuation)

34.3.3 Credit risk related to trade and other financial receivables (continuation)

These Group companies operate in various economic sectors, such as transport, construction, trade, industrial production and telecom services, and consequently there is no concentration of credit risk in any sector. The companies of the Group, with the exception of the Parent Entity, do not enter into framework agreements of a net settlement in order to reduce exposure to credit risk, although in situations where the given entity recognises both receivables and liabilities with the same client, in practice net settlement is applied, as long as both parties accept such settlement. Due to the extensive volatility in the level of net settlement on particular balance sheet days, it is difficult in practice to determine a representative amount of such compensation.

The KGHM Polska Miedź S.A. Group believes that the maximum amount of exposure of the Group to credit risk at the balance sheet date approximates the amount of the balance of trade receivables, without taking into account the fair value of any collateral. Nevertheless, the real risk that there will be no cash inflow to the Group due to trade receivables is low.

34.3.4 Credit risk related to loans granted

In accordance with data presented in note 13, Trade and other receivables, the total amount of loans granted by Group companies does not exceed 0.03 % of total loans and financial receivables at 30 June 2008 (at 31 December 2007: 0.04%) and is the maximum level of losses to which the Group is exposed should a borrower fail to execute his liabilities (excluding the fair value of liabilities assumed). Due to the fact that the financial condition and financial results of Group entities are continuously monitored, the Group believes that the level of credit risk is insignificant.

34.3.5 Credit risk related to investments in debt securities and participation units in investment funds

The Group invested its free cash resources in corporate bonds issued or guaranteed by companies granted an investment rating by the respectable international rating agencies (Standard&Poor's, Moody's, Fitch). The Group has also purchased participation units in money market investment funds during the first half of 2008.

Given the above as well as the short-term nature of the investments, the Group estimates that the level of credit risk for the above investments is low.

34.3.6 Other information related to credit risk

Aging analysis of financial assets overdue as at balance sheet date, for which no impairment loss has been recognised

At 30 June 2008

	Value	Up to 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	Over 1 year
Trade receivables	**31 999**	29 366	1 703	841	43	46
Other receivables	**638**	127	50	456	-	5

At 31 December 2007

	Value	Up to 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	Over 1 year
Trade receivables	**41 818**	38 045	2 949	481	46	297
Other receivables	**231**	132	70	21	3	5

The Group analyses receivables primarily on an individual basis in terms of the indication and recognition of impairment allowance. Significant indicators are described in note 2.2.5.5.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3 Credit risk (continuation)

34.3.6 Other information related to credit risk (continuation)

Changes in allowances for impairment of financial assets by asset classes are presented in the table below:

a) trade receivables (category: loans and financial receivables)

	For the period		
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 31 December 2007**	**from 1 January 2007 to 30 June 2007**
Impairment allowance at the beginning of the period	**56 167**	**67 322**	**67 322**
Impairment allowance recognised in profit or loss	9 407	15 498	7 469
Impairment allowance reversed through profit or loss	(6 542)	(18 663)	(15 019)
Impairment allowance on foreign exchange differences	(923)	333	133
Impairment allowance utilised during the period	(5 182)	(8 320)	(1 236)
Impairment allowance on costs of legal proceedings	17	(3)	1
Impairment allowance at the end of the period	**52 944**	**56 167**	**58 670**

b) other financial assets (category: loans and financial receivables)

	For the period		
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 31 December 2007**	**from 1 January 2007 to 30 June 2007**
Impairment allowance at the beginning of the period	**3 685**	**3 899**	**3 899**
Impairment allowance recognised in profit or loss	33	436	4
Impairment allowance reversed through profit or loss	(11)	(529)	(497)
Impairment allowance on foreign exchange differences	-	(3)	6
Impairment allowance utilised during the period	(85)	(132)	(106)
Impairment allowance on costs of legal proceedings	6	14	1
Impairment allowance at the end of the period	**3 628**	**3 685**	**3 307**

c) debt securities (category: available-for-sale financial assets)

	For the period		
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 31 December 2007**	**from 1 January 2007 to 30 June 2007**
Impairment allowance at the beginning of the period	**549**	**518**	**518**
Impairment allowance recognised in profit or loss	-	131	-
Impairment allowance reversed through profit or loss	(78)	(100)	(58)
Impairment allowance at the end of the period	**471**	**549**	**460**

35. Share of profits/losses of associates accounted for using the equity method

	For the period	
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 30 June 2007**
Share of profits of associates	152 524	122 430
TOTAL	**152 524**	**122 430**

36. Income tax

Income tax	Note	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Current income tax		373 644	416 543
Deferred income tax	22	5 651	(15 457)
Adjustments to current income tax from prior periods		(7 014)	7 050
Total		**372 281**	**408 136**

The tax on the Group's profit before tax differs in the following manner from the theoretical amount that would arise if the theoretical tax rate was applied, as a sum of profits before tax, multiplied by the income tax rate of the home country of each company and then divided by profit before tax.

	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Profit before tax	2 091 440	2 233 777
Tax calculated using the domestic rates applicable to incomes in individual countries is 19.05% (half-year 2007: 19.21%)	398 416	429 203
Non-taxable income	(56 416)	(158 826)
Expenses not deductible for tax purposes	33 658	134 806
Utilisation of previously-unrecognised tax losses	(481)	(5 297)
Tax losses on which deferred tax assets were not recognised	3 939	987
Deductible temporary differences on which deferred tax assets were *not recognised*	179	213
Adjustments to current income tax from prior periods	(7 014)	7 050
Income tax expense the average income tax rate applied was 17.80% (half-year 2007: 18.27%)	**372 281**	**408 136**

37. Earnings per share

Basic earnings/diluted earnings	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Profit attributable to shareholders of the Parent Entity	1 719 410	1 825 334
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	8.60	9.13

There are no dilutive potential ordinary shares.

38. Dividend paid and proposed for payment

In accordance with Resolution No. 5/2008 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 26 June 2008 regarding the appropriation of Parent Entity profit for financial year 2007 and setting of the right to dividend date and dividend payment date, the amount of PLN 1 800 000 thousand, representing PLN 9.00 per share, was allocated as a shareholders dividend from profit for financial year 2007.
The right to dividend date was set at 18 July 2008, and dividend payment date at 7 August 2008.
All Parent Entity shares are ordinary shares.

(amounts in tables in thousand PLN, unless otherwise stated)

39. Notes to the cash flow statement

Adjustments to profit for the period

	For the period	
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 30 June 2007**
Income tax from the income statement	372 281	408 136
Depreciation/amortisation	330 421	288 887
Losses on sales of property, plant and equipment and intangible assets	1 820	1 456
Gains on sales of available-for-sale financial assets and held-for-maturity investments	(422)	(13 562)
Gains on sales and change in the fair value of investment property	-	(10 086)
Recognition/(reversal) of impairment losses on property, plant and equipment, intangible assets and available-for-sale financial assets	2 378	(33)
Share of profits of associates accounted for using the equity method	(152 524)	(122 430)
Interest and share in profits (dividends)	6 214	3 763
Exchange losses	1 632	16 547
Change in provisions	18 072	8 031
Change in derivative instruments	70 977	(101 019)
Other adjustments	3 660	7 276
Changes in working capital:		
Inventories	(118 196)	2 236
Trade and other receivables	(388 873)	(48 787)
Trade and other payables	74 565	142 882
Adjustments to profit for the period	**222 005**	**583 297**

Proceeds from sales of property, plant and equipment and intangible assets

	For the period	
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 30 June 2007**
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	13 027	12 366
Losses on sales of property, plant and equipment and intangible assets	(1 820)	(1 456)
Change in receivables due to sales	(1 978)	102
Capitalised gains from the disposal of property, plant and equipment and intangible assets	(569)	-
Proceeds from sales of property, plant and equipment and intangible assets	**8 660**	**11 012**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions

As the Polish State Treasury has control over KGHM Polska Miedź S.A. and is presumed to be *de facto* the "parent entity" of the Company, the State Treasury Companies (see the list of Companies at 31 December 2007) meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note, in those items respecting other related entities.

	For the period from 1 January 2008 to 30 June 2008		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to associates	1 398	105	10
- to other related entities*	27 542	20 125	6
Total sales to related entities	**28 940**	**20 230**	**16**

During the period from 1 January to 30 June 2008, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Group were reported.

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group earned revenues (5 largest items) during the period from 1 January to 30 June 2008:

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	12 649
2. Zakłady Chemiczne "POLICE" S.A.	11 202
3. Fabryka Przewodów Energetycznych S.A.	6 969
4. CENTROZŁOM WROCŁAW S.A.	6 899
5. Huta Będzin S.A.	3 603

Sales to the above-mentioned entities represent around 87% of sales to the State Treasury subsidiaries. The remaining 13% represent revenues earned from 63 entities – the remaining clients of the Group related to the State Treasury.

	For the period from 1 January 2007 to 30 June 2007		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to associates	1 240	104	7
- to other related entities	33 065	666	123
Total sales to related entities	**34 305**	**770**	**130**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions (continuation)

Purchases from related entities	For the period from 1 January 2008 to 30 June 2008 Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property
- from associates	19 810	7 643	19
- from other related entities*	321 908	51 432	5 629
Total purchases from related entities	**341 718**	**59 075**	**5 648**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group made purchases (5 largest items) during the period from 1 January to 30 June 2008:

1. EnergiaPro GRUPA TAURON S.A.	276 190
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	44 687
3. NITROERG S.A.	19 617
4. "Stomil-Poznań" S.A.	6 468
5. Zakłady Odzieżowe "TARMILO" Sp. z o.o.	3 725

Purchases from the above-mentioned entities represent around 97% of purchases from the State Treasury subsidiaries. The remaining 3% represent purchases from 96 entities - the remaining clients of the Group related to the State Treasury.

Purchases from related entities	For the period from 1 January 2007 to 30 June 2007 Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property
- from associates	15 458	8 423	-
- from other related entities	298 913	53 006	2 858
Total purchases from related entities	**314 371**	**61 429**	**2 858**

Remuneration of the Supervisory Board of the Parent Entity	For the period from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007
Remuneration due to service in the Supervisory Board, wages and other current employee benefits	728	529
Total	**728**	**529**

Remuneration of the Management Board of the Parent Entity	For the period from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007
Wages and other current employee benefits	2 255	2 194
Benefits due to termination of the employment relationship	391	442
Post-employment benefits	-	16
Total	**2 646**	**2 652**

Due to the dismissal in the first half of 2008 of Members of the Management Board, the Company created a provision in the amount of PLN 1 849 thousand for compensation resulting from their dismissal. This compensation will be paid following the dismissal period, i.e. in the second half of 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions (continuation)

	At	
Trade receivables from related entities	**30 June 2008**	**31 December 2007**
- from associates	92 028	505
- from other related entities*	11 604	16 538
Total receivables from related entities	**103 632**	**17 043**

*State Treasury subsidiaries from whom the KGHM Polska Miedź S.A. Group at 30 June 2008 recognised receivables due to sales (5 largest items):

1. Zakłady Chemiczne "POLICE" S.A.	2 498
2. CENTROZŁOM WROCŁAW S.A.	2 063
3. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	1 910
4. Huta "Będzin" S.A.	798
5. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	597

Receivables from the above-mentioned entities represent around 92% of receivables from sales to the State Treasury subsidiaries. The remaining 8% represent receivables from sales earned from 42 entities - the remaining clients of the Group related to the State Treasury.

The amount of the allowance for impairment of receivables from related entities at the balance sheet date and the amount of the allowance concerning related entities taken to profit or loss during the period is insignificant from the point of view of the consolidated financial statements.

	At	
Trade payables towards related entities	**30 June 2008**	**31 December 2007**
- towards associates	5 880	10 463
- towards other related entities *	74 078	68 393
Total liabilities towards related entities	**79 958**	**78 856**

*State Treasury subsidiaries towards which the KGHM Polska Miedź S.A. Group at 30 June 2008 recognised trade payables (5 largest items):

1. EnergiaPro GRUPA TAURON S.A.	57 684
2. NITROERG S.A.	4 262
3. Polskie Górnictwo Naftowe i Gazownictwo S.A.	1 618
4. "Stomil-Poznań" S.A.	1 457
5. KOFAMA Spółka z o.o.	1 083

Liabilities towards the above-mentioned entities represent around 97% of liabilities due to purchases from the State Treasury subsidiaries. The remaining 3% represent liabilities towards 54 entities - the remaining clients of the Group related to the State Treasury.

In addition, entities of the KGHM Polska Miedź S.A Group make with the State Treasury settlements in respect of various types of taxes and charges. These transactions have been described in other notes of the financial statements.

	At	
	30 June 2008	**31 December 2007**
Guarantees received:	**4**	**4**
- from other related entities	4	4
Guarantees granted to:	**42**	**270**
- other related entities	42	270

(amounts in tables in thousand PLN, unless otherwise stated)

41. Off-balance sheet liabilities due to operating leases

Entities of the Group have entered into operating leases agreements related to the rental of office space, space serving radio and cable networks, mining machinery, vehicles and medical and IT equipment.

Total value of future minimum payments	At 30 June 2008	At 31 December 2007
Up to one year	19 493	17 056
From one to five years	34 594	34 891
Over five years	12 934	16 213
Total:	**67 021**	**68 160**

Lease payments recognised in profit or loss	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 31 December 2007
Value of minimum lease payments	18 147	27 133

42. Contingent items and other off-balance sheet items

	At 30 June 2008	At 31 December 2007
Contingent receivables	**47 601**	**158 816**
- contested State Budget issues	36 320	146 054
- guarantees received	11 281	12 762
Off-balance sheet receivables	**25 195**	**25 195**
- inventions, implementation of projects	25 195	25 195
Contingent liabilities	**665 339**	**708 660**
- guarantees granted	35 238	30 002
- promissory note liabilities	9 554	15 501
- disputed issues, pending court proceedings	12 986	7 533
- contingent penalties	1 682	3 893
- preventive measures in respect of mine-related damages	11 208	10 000
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	594 671	641 731
Off-balance sheet liabilities - disputed issues due to implementation of projects and inventions	**69 176**	**55 588**

The value of contingent assets was determined based on estimates.

Information on execution of an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.

On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." (the "Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A., as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statute of Polkomtel S.A., the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on 8 February 2006. The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of 24 February 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of 10 March 2006), and an aggregate purchase price not exceeding EUR 209 863 223.44 (the equivalent of PLN 816 472 870.79). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

42. Contingent items and other off-balance sheet liabilities (continuation)

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favour of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% of the net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price may result in the reduction of effective purchase price of shares.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on 24 February 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by 10 March 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders of Polkomtel S.A.

On 28 March 2008 attorneys *ad litem* of the Company received a copy of the partial verdict of the Court of Arbitration in Vienna on the claim of Vodafone Americas Inc. against Polkomtel S.A. and the other shareholders of Polkomtel S.A.

The Court ruled that the agreement dated 10 March 2006 on purchasing the remaining shares of Polkomtel S.A. (belonging to TDC Mobile International A/S) by the Polish shareholders of Polkomtel S.A. is valid, and does not infringe either on the statutes of Polkomtel S.A. or on the shareholder agreements. The legal consequences of this verdict are currently being analysed, and based on this analysis further steps may be taken in this matter.

Contested State Budget issues

Legal regulations related to VAT and corporate income tax for 2007 – apart from the manner used by the Parent Entity to settle exchange rate differences using the balance sheet method – have not been significantly changed as compared to the prior year, these changes may have resulted in significant changes in the Parent Entity's tax policy.

Despite some stabilisation of court and administrative tax judgments, tax interpretations issued by the tax office – through implemented duty of issuing individual interpretations regarding tax law problems by the Ministry of Finance, there are still areas of uncertainty and disputes. Issues regarding qualification of tax costs and the determination of tax base are and still may have caused the tax risk for entities pursuing economic activity.

Tax bodies, operating within their assigned spheres of competence, are authorised to conduct controls and to examine records relating to business transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge KGHM Polska Miedź S.A. with additional taxation as well as interest and penalties.

In the opinion of the Management Board of the Parent Entity, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

Contingent receivables due to contested State Budget issues regarding income taxes and VAT amounted at the balance sheet date to PLN 6 383 thousand, of which:

	PLN '000
- Corporate income tax for year 2000	360
- Corporate income tax for year 2001	2 117
- Personal income tax for year 2001	290
- Personal income tax for year 2000	1 702
- Corporate income tax (lump-sum) for year 2003	1 914

Contingent receivables regarding contested issues on property tax on underground mining facilities amounts to PLN 2 454 thousand (as at 31 December 2007: PLN 119 628 thousand). Due to the review of a constitutional complaint by the Constitutional Tribunal, filed on 14 July 2006 by KGHM Polska Miedź S.A., with respect to the property tax on underground mining facilities and the buildings and equipment located within these facilities, the Constitutional Tribunal on 8 April 2008 issued a Decision in which it cancelled proceedings due to the inadmissibility of issuing a decree. The Company, disagreeing with this decision, on 26 May 2008 filed a complaint with the Constitutional Tribunal against this decision. The basis for filing this complaint was mainly the official position of the Minister of the State Treasury contained in a letter dated 25 March 2008, in which the State Treasury stated that it does not have a decisive impact on KGHM Polska Miedź S.A. as understood by the act on the transparency of financial relations between public bodies and public companies, which means that the Parent Entity is not in the category of public entities.

(amounts in tables in thousand PLN, unless otherwise stated)

42. Contingent items and other off-balance sheet liabilities (continuation)

Therefore the Parent Entity is entitled, as is every other economic entity, to such rights as constitutional protection and the right of access to proceedings before the Constitutional Tribunal.

The Parent Entity withdrew complaints from administrative courts respecting the property tax on underground mining facilities for the years 2003-2007.
The decision of the Constitutional Tribunal does not have financial consequences for KGHM Polska Miedź S.A. due to the fact that the Parent Entity continually regulates its liabilities respecting property tax due to decisions issued by tax bodies.

In companies of the Group, appeal proceedings were continued respecting controls carried out in prior years.

POL-MIEDŹ TRANS Sp. z o.o.

In 2007 the Legnica Branch of the Tax Office in Wrocław conducted a tax control in the subsidiary POL-MIEDŹ TRANS Sp. z o.o. respecting the payment of taxes in 2004. These proceedings concluded with the issuance of two decisions respecting the levying of additional excise tax in the total amount of PLN 7 721 thousand.
The main complaints involve the acceptance of declarations from customers respecting the use of heating oil containing fictional personal data, and sales of heating oil in wholesale amounts, suggesting they were to be used for commercial purposes.
On 20 December 2007 the company submitted an appeal of these decisions to the Customs Office in Wrocław. The Director of the Customs Office in Wrocław overturned the decision of a body of the first instance, and ordered the matter to be re-heard. The Tax Control Office set the date by which a decision is to be issued as 17 September 2008.

Due to contested State budget issues, contingent receivables in the subsidiary POL-MIEDŹ TRANS Sp. z o.o. amount to PLN 23 658 thousand, of which:

- Excise tax	22 579
- Fee for the right of perpetual usufruct	1 079

DIALOG S.A.

DIALOG S.A. is acting as a plaintiff in a variety of proceedings involving prior years, whose subject is the exclusion from the taxable base of the property tax on telecom lines, which in the opinion of the company are not objects which are subject to this tax. At 30 June 2008 the total value of the dispute is PLN 982 thousand.

Tax controls

In the first half of 2008 the Parent Entity did not undergo any tax controls. Tax proceedings were however continued (including in the form of appeals), which were initiated in prior years.
As a result of proceedings, in June 2008 the Head of the Lower Silesia Tax Office issued a decision to the Parent Entity on setting the amount of the excess of output tax over input tax for the month of December 2005, which the Parent Entity appealed to a body of the second instance (contested amount: PLN 53 thousand).

As a result of controls carried out in the period 2006 - 2007 by the Head of the Wroclaw Tax Control Office, Legnica branch, with respect to „Accuracy of the declared tax bases and the correctness of the calculation and payment of taxation representing State budget income, as well as other receivables due to the State Budget or State special funds for 2003.", as at 30 June 2008 the Parent Entity was charged with VAT in arrears in the amount of PLN 81 thousand (with additional liabilities). These liabilities were regulated by the Parent Entity, but an appeal was filed with the Tax Chamber of the issued decision regarding VAT.

Meanwhile, with respect to corporate income tax for 2003, the Director of the Tax Control Office issued a decision charging the Parent Entity with arrears in the amount of PLN 7 084 thousand. This decision – as a result of an appeal – was overturned by a body of the second instance and was ordered to be re-heard by a body of the first instance. Until now the Director of the Tax Control Office has not issued another decision in this respect. Nonetheless it is estimated that the amount in arrears will not change, and will amount to PLN 7 084 thousand.

In the first half of 2008 audits were carried out in companies of the Group by the Tax Control Office, the Social Insurance Office and the Customs Office. As a result of these audits there were no major discrepancies uncovered as respects state budget liabilities.

Realisation of a contract with PGNiG

Two contracts signed on 1 December 2003 between PGNiG S.A. and „Energetyka" sp. z o.o. for the supply of natural gas for the co-generation of electricity and heat (with subsequent annexes) continue in force for both parties.

The subsidiary „Energetyka" sp. z o.o. has updated the program to modernise its power generation capacity, having arisen from an evaluation of the needs for electricity and heat by the divisions of KGHM Polska Miedź S.A. taking into account current production costs.

„Energetyka" sp. z o.o. is continuing negotiations with PGNiG S.A., with the participation of KGHM Polska Miedź S.A., aimed at adapting these contracts to the needs of KGHM Polska Miedź S.A. and ensuring the profitability of this project.

Taking into account the course of negotiations, the risk that PGNiG S.A. will make claims against „Energetyka" sp. z o.o. respecting any contractual penalties is at the present time minimal.

(amounts in tables in thousand PLN, unless otherwise stated)

43. Employment structure

Average employment in the Group was as follows:

	For the period	
	from 1 January 2008 to 30 June 2008	**from 1 January 2007 to 31 December 2007**
White-collar workers	8 639	8 428
Blue-collar workers	19 587	19 264
Total:	**28 226**	**27 692**

44. Social assets and Social Fund liabilities

The net balance of the Social Fund at 30 June 2008 amounted to PLN 1 745 thousand – receivables from the Social Fund, and at 31 December 2007 amounted to PLN 3 643 thousand - Social Fund liability. The Group has netted the assets of the Fund with the liabilities towards the Fund.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the table below.

	At	
Social assets and Social Fund liabilities	**30 June 2008**	**31 December 2007**
Loans granted to employees	101 049	85 762
Other receivables	1 033	113
Cash and cash equivalents	71 521	44 931
Social Fund liabilities	(171 858)	(134 449)
Net balance	**1 745**	**(3 643)**

The balance is settled in the following periods after refunding.

Transfers made to the Social Fund during the financial period	94 137	111 076

45. Government grants

The balance of government grants recognised in deferred income at 30 June 2008 is PLN 1 831 thousand (at 31 December 2007: PLN 1 877 thousand). The funds are from the European Union funds, as well as from other funds. These are cash grants received for the acquisition of property, plant and equipment, for the performance of development work, which result in capitalised intangible assets and for the subsidising of employee training.
The companies of the Group also receive government grants from the Voivodeship Fund for Environmental Protection and Water Management (Fundusz Ochrony Środowiska i Gospodarki Wodnej) in the form of preferential interest rates on loans, as well as annulment of loans.

46. Subsequent events

Signing of a contract

On 7 August 2008 a contract was entered into between KGHM Polska Miedź S.A. and Wieland Werke AG for the sale of copper cathodes in years 2009 – 2011.
The estimated value of this contract is from USD 369 727 thousand to USD 448 955 thousand, i.e. from PLN 775 503 thousand to PLN 941 683 thousand, depending on the amount of tonnage under option. This amount was estimated based on the forecast copper price (using a forward curve) and the National Bank of Poland exchange rate from 7 August 2008.
The total estimated value of contracts entered into between KGHM Polska Miedź S.A. and Wieland Werke AG over the last 12 months is from PLN 1 087 061 thousand to PLN 1 278 007 thousand, depending on the amount of tonnage under option.
The highest-value contract signed during this period is the above-mentioned contract.

(amounts in tables in thousand PLN, unless otherwise stated)

46. Subsequent events (continuation)

Increase of capital in a subsidiary

On 12 August 2008 the Extraordinary General Shareholders' Meeting of PeBeKa S.A. resolved to increase the company's share capital by PLN 18 715 thousand, through the issuance of 306 804 registered shares having a face value of PLN 61.00 each, which will be covered in cash by the sole shareholder, KGHM Polska Miedź S.A. The funds from this increase in share capital will be allocated to the development of the company.
On 26 August 2008 the change in the share capital was registered in at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration.

Sale of shares of MINOVA KSANTE Spółka z o.o.

On 26 August 2008 the Parent Entity sold 13 500 shares of MINOVA KSANTE Spółka z o.o. back to this company, representing 30% of the share capital of MINOVA KSANTE Spółka z o.o. and granting the right to 30% of the votes at the General Shareholders' Meeting.
These shares were sold based on an agreement entered into between KGHM Polska Miedź S.A. and MINOVA KSANTE Spółka z o.o. titled "Agreement for the buy-back of shares for the purpose of their retirement" dated 26 August 2008. The sale price for these 13 500 shares, having a total nominal value of PLN 1 350 thousand, amounts to PLN 8 542 thousand (PLN 632.75 per share). This amount is to be paid within two weeks of the Court registration of the decrease in the share capital of MINOVA KSANTE Spółka z o.o. due to the retirement of the shares acquired based on the above agreement. The shares sold were of a long-term, equity investment nature, and their carrying amount was PLN 1 309 thousand.
Following this transaction KGHM Polska Miedź S.A. no longer owns any of the share capital of MINOVA KSANTE Spółka z o.o.

Court decision regarding payment of damages due to deterioration of water caused by the activities of the Parent Entity

At a trial dated 29 August 2008 the Regional Court in Legnica, Civil Section dismissed the claim of Bobmark International Sp. z o.o. in its entirety, judging it as obviously unfounded. The decision is not legally binding. (For details, see Report on the activities of the Company, page 21).

Removal of the company Przedsiębiorstwo Eksploatacji Wód Aquakonrad Spółka Akcyjna in bankruptcy from the Register of Entrepreneurs

On 20 March 2008 the company Przedsiębiorstwo Eksploatacji Wód Aquakonrad Spółka Akcyjna in bankruptcy was removed from the Register of Entrepreneurs.

Payment to the capital of a subsidiary

On 17 September 2008 the Extraordinary General Shareholders' Meeting of KGHM CUPRUM sp. z o.o.-CBR resolved to make a payment to its capital in the amount of PLN 1 500 thousand, to be used for financing the first stage of exploratory work in the Weisswasser region. This payment was executed two weeks from the date of the resolution of the General Shareholders' Meeting. This is a refundable payment, with the return of funds to be made by 31 December 2009.

Contingent agreement for the acquisition of shares

On 22 September 2008 Telefonia DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) entered into a contingent agreement with PKN Orlen S.A. for the acquisition of shares of Petrotel Sp. z o.o. with its registered head office in Płock.

As a result of signing this agreement, Telefonia DIALOG S.A. will acquire 6 150 shares of Petrotel Sp. z o.o., with a face value of PLN 1 000 per share, and a total nominal value of PLN 6 150 thousand, representing 75% of the share capital and the total number of votes at the General Shareholders' Meeting of Petrotel Sp. z o.o. The purchase price for 75% of the shares of Petrotel Sp. z o.o. is PLN 32 411 thousand, i.e. PLN 5 270 per share.

Ownership of these shares will be transferred to Telefonia DIALOG S.A. under condition that the remaining shareholders of Petrotel Sp. z o.o. decline to make use of their pre-emption right to these shares, in accordance with § 13 of the Articles of Association of the company Petrotel Sp. z o.o., and the full payment of the amount representing the purchase price for these shares. The process of realising the pre-emption right to acquire these shares will be completed within approx. 3-4 weeks from the date of signing the agreement.

Filing of a bankruptcy petition for the company Vivid.pl S.A.

On 24 September 2008 the Management Board of Vivid.pl S.A. (an indirect subsidiary of KGHM Polska Miedź S.A.) filed a bankruptcy petition for the company Vivid.pl S.A. with the Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings.

100% of the shares of Vivid.pl S.A. are owned by Telefonia DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.). The net carrying amount of these shares in the assets of Telefonia DIALOG S.A. amounts to PLN 4 279 thousand.

Declaration of bankruptcy of Vivid.pl S.A.

On 29 September 2008 Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings, issued a ruling dated 29 September 2008 upon declaration of bankruptcy of the company Vivid.pl S.A. with its registered head office in Warsaw. The court appointed a court commissioner - Regional Court Judge, Arkadiusz Zagrobelny, and a receiver - Jacek Filiks.

The ruling on this bankruptcy will come into legal force on 10 October 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

46. Subsequent events (continuation)

Acquisition of shares by POL-MIEDŹ TRANS sp. z o.o. in a newly-created company

On 19 September 2008 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register issued a decision on entering the following company into the National Court Register - Register of Entrepreneurs: PMT Linie Kolejowe sp. z o.o. with its registered head office in Polkowice. The share capital of this newly-created entity amounts to PLN 100 thousand and is divided into 100 shares of PLN 1 000 each.

POL-MIEDŹ TRANS sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) has acquired 99 shares in the newly-founded company PMT Linie Kolejowe sp. z o.o. These shares have a per-share face value of PLN 1000 and a total nominal value of PLN 99 thousand, represent 99% of the share capital of this company and grant the right to the same number of votes at the General Shareholders' Meeting.
The carrying amount of the shares of PMT Linie Kolejowe sp. z o.o. in the accounts of POL-MIEDŹ TRANS sp. z o.o. is PLN 99 thousand.
The shares acquired by POL-MIEDŹ TRANS sp. z o.o. for a price equal to their nominal value were entirely paid for in cash.

POL-MIEDŹ TRANS sp. z o.o. became the owner of 99% of the shares of PMT Linie Kolejowe sp. z o.o., with 1% of the shares of PMT Linie Kolejowe sp. z o.o. owned by Mercus PHP sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.).

The founding of this company and its assumption of management over railway infrastructure will enable PMT Linie Kolejowe sp. z o.o. to collect fees for providing access to this infrastructure to other carriers. The result of commencing operations by PMT Linie Kolejowe sp. z o.o. will be to improve the effectiveness of the assets owned by POL-MIEDŹ TRANS sp. z o.o.

SIGNATURES

Signatures of all Members of the Management Board

DATE	FIRST, LAST NAME	POSITION	SIGNATURE
7 October 2008	*Mirosław Krutin*	President of the Management Board	
7 October 2008	*Herbert Wirth*	I Vice President of the Management Board	
7 October 2008	*Maciej Tybura*	Vice President of the Management Board	

Signature of person responsible for company accounting

DATE	FIRST, LAST NAME	POSITION	SIGNATURE
7 October 2008	*Ludmiła Mordylak*	Chief Accountant of KGHM Executive Director of Accounting Services Center	

EXEMPTION NUMBER : 82-4639

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE ACTIVITIES OF THE GROUP IN THE FIRST HALF OF 2008

Lubin, October 2008

TABLE OF CONTENTS

1. Basic information on the KGHM Polska Miedź S.A. Group

1.1. Structure of the Group

The Parent Entity of the Group is KGHM Polska Miedź S.A.
At 30 June 2008 KGHM Polska Miedź S.A. owned, directly or indirectly, shares in 39 commercial law companies, including in:
- 28 subsidiaries,
- 3 associates,
- 8 other companies.

During the first half of 2008 there were no changes carried out in the structure of the Group.

The equity investments of KGHM Polska Miedź S.A. in individual entities are shown in the diagram below.

Diagram 1. *Equity investments of KGHM Polska Miedź S.A. at 30 June 2008*


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
PHP „MERCUS" sp. z o.o. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges.m.b.H 100%
"MCZ" S.A. 100%
DIALOG S.A. 100%
„Energetyka" sp. z o.o. 100%
CBJ sp. z o.o. 100%
PeBeKa S.A. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
„Zagłębie" Lubin SSA * 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
KGHM Metraco S.A. 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM LETIA S.A. 94.95%
TUW - CUPRUM 93.80%
PCPM sp. z o.o. 82.86%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19.61%
PTR S.A. 11.88%
INTERFERIE S.A. 2.06%
PU „Mercus Serwis" Sp. z o.o. ** 100%
PHU „Lubinpex" Sp. z o.o. 100%
PHU „Mercus Bis" Sp. z o.o. 47.62%
TUW-CUPRUM 0.48%
AVISTA MEDIA Sp. z o.o. 100%
Vivid.pl S.A. 100%
INTERFERIE S.A. 2.06%
TUW-CUPRUM 1.60%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.06%
Ekstraklasa S.A. 5.80%
INOVA Spółka z o.o. 100%
WFP Hefra SA 97.52%
DFM ZANAM-LEGMET Sp. z o.o. 100%
DOL-EKO organizacja odzysku S.A. 19.53%
DKE Spółka z o.o. 50.33%
INTERFERIE S.A. 61.55%
WM „ŁABĘDY" S.A. 88.92%
Telewizja Familijna S.A. in bankruptcy 11.96%
Bank Ochrony Środowiska S.A. 0.73%
TUW-CUPRUM 0.25%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.11%
Walcownia Rur Jedność Sp. z o.o. 3.14%
TUW-CUPRUM 0.25%
Huta Stalowa Wola S.A. 0.003%
TUW-CUPRUM 0.49%
Walcownia Metali Nieżelaznych Sp. z o.o. 94.88%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.01%
Huta Stalowa Wola S.A. 0.009%

* 14 July 2008 company name changed (currently Zagłębie Lubin S.A.)
** 5 September 2008 company name changed (currently "Mercus Software" sp. z o o.)

1.2. Activities of Group Companies

Three business segments have been identified in the activities of the Group:

Segment I - metals (copper, precious metals), other smelter products – extraction, processing, production, trade and promotion;

Segment II - telecommunications;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II.

The table below lists the activities of companies by segment.

Table 1. *Activities of significant Group companies, by segment*

Item	Entity	Type of activity
	Segment I	
1.	KGHM Polska Miedź S.A.	metals ore mining; the production of non-ferrous and precious metals and salt; the casting of light and non-ferrous metals; waste management; holding management activities; geological-exploratory activities, research and technical analysis; professional rescue services; telecommunications and IT services
2.	KGHM CONGO S.P.R.L	copper and cobalt extraction
3.	Walcownia Metali Nieżelaznych spółka z o.o.	non-ferrous metals processing
4.	KGHM Polish Copper Ltd.	copper trading
5.	KGHM Kupferhandelsges.m.b.H.	copper trading
6.	WM „ŁABĘDY" S.A.	trading in coal, grinding mediums used in the production of copper concentrate
7.	KGHM Metraco S.A.	trading of metals, chemicals, copper scrap
	Segment II	
1.	DIALOG S.A.	telecommunications services
2.	Vivid.pl. S.A.	internet sales
3.	AVISTA MEDIA Sp. z o.o.	multimedia services
	Segment III	
1.	KGHM Ecoren S.A.	the production and sale of road-building materials and of rhenium compounds
2.	PeBeKa S.A.	construction of mines with infrastructure; building of roadway, railway and subway tunnels, underground construction
3.	DFM ZANAM-LEGMET Sp. z o.o.	production of mining machinery and equipment, construction machinery, machinery repairs
4.	„Energetyka" sp. z o.o.	generation, distribution and sale of electrical and heating energy, water-sewage management
5.	POL-MIEDŹ TRANS Sp. z o.o.	railway cargo transport, passenger and cargo road transport, trade in fuels
6.	PHP „MERCUS" sp. z o.o.	trade in consumer goods, production of bundled electrical cables

7.	INTERFERIE S.A.	tourism services, including holiday resorts, health spas and hotels
8.	„MCZ" S.A.	medical services
9.	KGHM CUPRUM sp. z o.o. - CBR	R&D activities
10.	CBJ sp. z o.o.	research and chemical-physical analysis
11.	INOVA Spółka z o.o.	electrical engineering, attestation and expertise, certification
12.	KGHM LETIA S.A.	technology transfer, promotion of scientific achievements, sale and rental of property
13.	TUW-CUPRUM	mutual insurance services for its members
14.	WFP Hefra SA	production and sale of rust-proof, semi-silver-plated and silver-plated table settings
15.	PCPM sp. z o.o.	promotion of copper products
16.	Zagłębie Lubin S.A.	management of a football club, organisation of professional sporting events
17.	PHU „Lubinpex" Sp. z o.o.	food industry and catering services

Following is information on the activities of significant entities of the Group.

SEGMENT I

The most important entity in the Group is **KGHM Polska Miedź S.A.** A description of the activities of the Parent Entity in the first half of 2008 may be found in the KGHM Polska Miedź S.A. report published on 23 September 2008.

KGHM Polish Copper Ltd.

This company conducts sales of the products of KGHM Polska Miedź S.A. through the London Metal Exchange, and is also involved in supplying smelting materials to KGHM Polska Miedź S.A. The activities of this company are strongly dependent on conditions on the metals market.

KGHM Kupferhandelsges.m.b.H.

This company trades in the products of KGHM Polska Miedź S.A., i.e. wire rod, cathodes and billets. The company operates in central and southern Europe. Its main business is conducted in Austria.

KGHM Metraco S.A.

KGHM Metraco S.A. is one of the strategic commercial companies of KGHM Polska Miedź S.A. It is involved in the supply of materials and raw materials which guarantee the uninterrupted operation of KGHM Polska Miedź S.A. divisions and companies of the Group, as well as external sales of by-products of the core business of KGHM Polska Miedź S.A. The company concentrates primarily on wholesale business: finished goods from copper, precious metals and chemicals, as well as waste, scrap and raw materials and semi-products.

SEGMENT II

DIALOG S.A.

DIALOG S.A. operates in three telecom segments:
- the fixed-line voice segment (traditional voice services provided directly or indirectly, intelligent network services, additional VAS voice services, traffic transit);
- the fixed-line network data transmission segment (data transmission, communications leasing, and narrow and broadband Internet access using ground lines and radio), and
- the pay-tv segment.

DIALOG S.A. is one of the most important alternative operators to TP S.A., apart from Netia and Exatel.

Table 2. *Market share of DIALOG S.A. in 2007 by segment*

Market segment / ratio *	
Fixed-line voice telephony - active fixed lines	4.65%
Fixed-line voice telephony - sales	3.64%
DLISP / data transmission in fixed-line networks - broadband household connections and SOHO	2.47%
DLISP / data transmission in fixed-line networks - sales	1.86%

Source: PMR Publications, 2007

** internal estimates by DIALOG S.A. based on PMR Publications, TP S.A., internal data; the data presented are estimates, any error in estimating market share should not exceed +/- 0.5 percentage points*

DIALOG S.A. is one of the largest alternative operators in Poland, the largest in terms of the number of active ringing lines using its own infrastructure; third, after Netia and Exatel, in terms of sales.

In 2007, in terms of value, DIALOG S.A. held approx. 3.64% of the fixed-line voice telephony market. The position of the company may be described as stable, despite a falling trend evident for years in the sector.

The position of DIALOG S.A. in the DLISP data transmission segment is somewhat weaker (approx. 1.86% of the market in terms of sales), although a rising trend may be seen in the revenues generated by the company from its Internet access and data transmission services. They also represent an increasingly important place in the sales structure. This is in line with the directions of growth on the telecom market.

The estimated market share of DIALOG S.A. at 30 June 2008 in terms of numbers of active customers is as follows:
- 17.1 % in the WLR market,
- 2.5 % in the BSA market.

In February 2008, internet tv services - IPTV (Dialog media) were added to the company's product line.

Conditions in the sector

The value of the fixed-line voice telephony segment in Poland is experiencing a downward trend, while the fixed-line data transmission segment is increasing.
DIALOG S.A. intends to compensate for the lost sales from voice services using its own infrastructure by increasing sales from the Internet access and data transmission segment as well as from WLR. The development of xDSL, VPN, BSA, WLR, MVNO, communications leasing and new multimedia offers (including IPTV) over the next several years will lead to a further dynamic increase in company sales from the growing data transmission segment in fixed-line networks. In addition, DIALOG S.A. plans to acquire operators from the ISP segment.

SEGMENT III

KGHM Ecoren S.A.

This company is primarily involved in the production and sale of road-building material, products recovered from limestone (powder, coarse stone, key aggregate, sorbates), ammonium perrhenate and metallic rhenium, and from slag granulate.

Road-building material
The road-building material offered by KGHM Ecoren S.A. is used in the production of mineral-asphalt mixtures and for foundations. All of its products are designed for the road construction market. The company sells its products in north-western Poland. Its share in the crushed material market (this group of products includes material produced by the company) is estimated at around 2-3%. The customers of the company include the largest road construction companies, such as Strabag, NCC and Skanska.

Metals and their chemical compounds - rhenium
The company is familiar with the production and sale of ammonium perrhenate and with the further perspectives for metallic rhenium. Ammonium perrhenate is the company's main product. Current production capacity and the stable quality of the product enable its sale as a standard catalyser. This product is used and purchased by companies which process it into metallic rhenium for superalloy producers. Superalloys are mainly used in the aircraft industry (in the production of jet engines) and the petrochemical industry (in the production of high octane benzine or catalytic converters). A potential sales market for ammonium perrhenate in Poland is the petrochemical industry.

Over the last several years there has been a significant increase in demand for this material by manufacturers of high temperature alloys, which is directly related to the healthy condition of the air transport market, the space industry and the military aircraft industry.
The company's share in the global ammonium perrhenate production market is around 5 %.

Slag granulate
Sales of slag granulate are aimed at producers of abrasives. Due to the basic uses of this product, conditions in this sector primarily depend on the situation in the ship-building industry (this product is used to clean ship hulls and steel constructions).

PeBeKa S.A.

This company is involved in:
- mining construction – this involves work on mine tunnels and shafts (including drifts; the building of shafts and foreshafts plus their outfitting);
- construction and engineering services – comprising general construction services, hydrotechnology, engineering and specialty services (including the construction of industrial facilities, tunnels and metro stations, and the construction and repair of pipelines).

PeBeKa S.A specialises in mine construction. It is the main supplier to KGHM of mine tunnel and shaft construction services.
It also plays a significant role in work associated with accessing the new deposit (Głogów Głęboki). With respect to mine work it also provides services to the German company Deutsche Steinkohle AG.
With respect to construction and civil engineering, PeBeKa S.A. mainly operates on the local market (LGOM) and in Warsaw in building the Warsaw Metro. The company has built some of the stations and tunnels for the Warsaw Metro. Its contracts are carried out as part of a consortium with PRG Metro Spółka z o.o. PeBeKa S.A. is one of the leading contractors in Poland in the construction of underground tunnels (tunnel boring method, blasting method).
PeBeKa S.A., in a consortium with HOCHTIEF Polska Sp. z o.o. and HOCHTIEF Construction A.G., is building a sports stadium on behalf of Zagłębie Lubin S.A.

ZANAM-LEGMET Sp. z o.o.

This company is a producer of mining equipment, for use in methane-free, underground non-ferrous metals and salt mining tunnels. Among the products produced by the company which determine its market position are mining machinery (loaders, haulage rigs, drilling-roof bolting rigs, auxiliary machinery) as well as conveyor belts. In addition, the company produces castings, construction elements built on the basis of submitted documentation, and boilers.
The company fulfils a strategic role for the core business of KGHM Polska Miedź S.A., as a significant supplier and servicer of mining machinery and equipment.
The company also sells its products on external markets, although here it has heavy competition from large domestic and foreign companies, such as SANDVICK (TAMROCK) from Finland, ATLAS COPCO/WAGNER from Sweden, PAUS MACHINENFABRIK from Germany, MINE MASTER from Poland (together with GHH Fahrzeuge), and BUMAR/FADROMA from Poland.

„Energetyka" sp. z o.o.

The basic activities of the company are:
- the generation, distribution and sale of electricity,
- the generation, distribution and sale of heating energy, steam and hot water,
- the intake, purification and distribution of water, and
- the collection and treatment of waste.

„Energetyka" sp. z o.o. is the largest producer of electricity in the former Legnica voivodeship. It is produced in conjunction with heat, all of which is supplied to KGHM Polska Miedź S.A. The company is one the largest producers of heat in western Poland and the largest in the former Legnica voivodeship.
With respect to water-sewage management, the company primarily serves industrial customers on the local market, and is the main supplier for the divisions of KGHM Polska Miedź S.A. and companies of the Group. It also has a small share in the local market for individual customers.
„Energetyka" sp. z o.o. operates in an attractive sector with significant growth potential. Its strong position on the local market and the resources and know-how it possesses provide great opportunities for growth by expanding into new fields. On the other hand, rationalisation of heat consumption by its customers requires the modernisation of its production assets, and strict environmental standards force it to commence research into renewable energy sources.

POL-MIEDŹ TRANS Sp. z o.o.

The company offers complex services in railway and road transport, and carries out wholesale and retail sales of oil-based products.
POL-MIEDŹ TRANS Sp. z o.o. is among a group of entities which fulfil a strategic role for the core business of KGHM Polska Miedź S.A. – it is the leading source of railway and road transport, and is a direct supplier of fuels to the divisions.

The market share of the company in the Polish transport-spedition-logistics market is around 2.5%. The company holds sixth place amongst private domestic railway carriers, in terms of carriage work measured in tonnes per kilometre. It holds a 4.4 % share of this market.
The company intends to develop its railway transport capabilities, including an increased share in sales to the external market.

PHP „MERCUS" sp. z o.o.

The activities of the company comprise three main sectors:
- material logistics – mainly on behalf of the divisions of KGHM Polska Miedź S.A. and companies of the Group,
- production – bundled electrical cables and high-pressure hydraulic lines, and
- wholesale and retail sales – department stores, warehouses.

The company fulfils a strategic role for KGHM Polska Miedź S.A. as the coordinator of supply to the core business of materials and spare parts. It has a firm position as a producer and supplier of bundled electrical cables for manufacturers of household electrical goods. Its main customers are ELECTROLUX, GENERAL ELECTRIC and PATELEC ELPENA.

KGHM CUPRUM sp. z o.o. – CBR

KGHM CUPRUM sp. z o.o. - CBR is engaged in research and development work in the following sectors: geology, mining, the processing of minerals resources and environmental protection. Its activities comprise every stage of R&D work, from research to design, the evaluation of environmental impact, and feasibility analysis, to supervision of its execution.
The company is a contractor for most R&D investment projects realised by KGHM Polska Miedź S.A. which are involved with the core business. The company stores the technical (geological) and technological documentation of KGHM Polska Miedź S.A.
KGHM CUPRUM sp. z o.o. – CBR holds a renowned position amongst Polish R&D institutions. The company is at the second level in the classification of R&D institutions (after several years of being at the third level). This success was the result of years of effort based on improving its qualifications, promoting its know-how, taking actions both domestically and abroad, putting the results of its research to practical use, and obtaining patents, certificates etc. The classification which it held improved access to state budget science funds.
KGHM CUPRUM sp. z o.o. - CBR is one of the few institutions in Poland with extensive experience in the mining and processing of copper ore. The company is expanding its activities into examining the possibilities of carrying out research into the chemical and biochemical processing of brown coal using underground coal gasification (UCG).

CBJ sp. z o.o.

CBJ sp. z o.o. operates in the analytical services sector, mainly to serve the needs of the mining and non-ferrous metals smelting industries, with respect to research and physical-chemical analysis, mainly in the fields of industrial and environmental research. In the first half of 2008 the company implemented 23 new research methods.
The company is the main provider of industrial research and analysis for the core business of KGHM Polska Miedź S.A.

1.3. Employment in the Group

The level and structure of employment in the KGHM Polska Miedź S.A. Group is presented below.

Table 3. *Average employment by period*

Description	2007	I-VI 2007	I-VI 2008	Change *
White collar	8 428	8 383	8 639	102.5
Blue collar	19 264	19 047	19 587	101.7
Total employees	**27 692**	**27 430**	**28 226**	**101.9**

** 2007 = 100*

The highest average level of employment in the first half of 2008, at 18 375 positions, was recorded by the Parent Entity. Among the remaining Group companies the highest average number of employees in the first half of 2008 was recorded by:

- PeBeKa S.A. – 1 695 positions,
- POL – MIEDŹ TRANS Sp. z o.o. – 1 490 positions,
- ZANAM – LEGMET Sp. z o.o. – 1 058 positions,
- DIALOG S.A. – 968 positions,
- „Energetyka" sp. z o.o. – 810 positions.

In the first half of 2008 average employment in the Group increased in comparison to 2007 by 534 positions. The largest increase in average employment, i.e. by 386 positions, was in the Parent Entity. This increase in employment was mainly among underground miners, and was due to the need to ensure a proper level of employment to carry out planned production.

1.4. Relations with the trade unions in the Group

KGHM Polska Miedź S.A.

On 27 February 2008 a side protocol was signed to the Collective Labour Agreement which increased basic wage rates by PLN 150.

As negotiations on setting the wages increase index in the Parent Entity for 2008 did not conclude with the reaching of an agreement with the trade unions, the wages increase index was set by the Management Board of the Parent Entity as follows:

- average total wage 1.0%
- average wage excluding the annual bonus 2.3%.

Other Group companies

In the first half of 2008 Group companies entered into agreements with the trade unions operating within the given entities, mainly respecting:

- setting the wages increase index in 2008, and
- contributions to the Social Fund.

In the company „MCZ" S.A., at the beginning of the year the trade unions carried out strike referendums. No strikes however were initiated. Negotiations were held as a result of which it was determined that any strikes will depend on the results of negotiations over the wages increase index for 2008. In January and July of 2008 basic wages were increased for the company's employees. Negotiations on increasing the average wages increase index in „MCZ" S.A. for 2008 will be continued. Until then the representatives of the trade unions have committed themselves not to organise protest actions.

In January 2008 a collective dispute was initiated by the trade unions active in INOVA Spółka z o.o. The subject of this dispute was the demand for higher wages and increased contributions to the Social Fund. For several months the Management Board of the company engaged in negotiations on the amount of the wages increase index. Finally, in August the Management Board of INOVA Spółka z o.o. signed an agreement with the representatives of the trade unions which concluded the collective dispute.

1.5. Parent Entity

KGHM Polska Miedź S.A. is registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302. The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and, in the form of GDRs (Global Depositary Receipts), on the London Stock Exchange.
KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The legal antecedent of the Parent Entity was the State-owned enterprise, Kombinat Górniczo-Hutniczy Miedzi in Lubin, transformed into a State-owned, joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

1.5.1. Share capital and ownership structure of the Parent Entity

At 30 June 2008, the share capital of the Parent Entity amounted to PLN 2 billion and was divided into 200 million shares, series A, with a face value of PLN 10 each. All shares are bearer shares. KGHM Polska Miedź S.A. has not issued preference shares. Each share gives the right to one vote at the General Shareholders' Meeting. In the first half of 2008 there was no change in share capital.

At 30 June 2008, the only shareholder of the Parent Entity holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Shareholders' Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of the Parent Entity and the same number of votes at the General Shareholders' Meeting.

The remaining shareholders of KGHM Polska Miedź S.A. (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital – a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Shareholders' Meeting.

1.5.2. Bodies of the Parent Entity

Supervisory Board

The composition of the 6th-term Supervisory Board of KGHM Polska Miedź S.A. during the period from 1 January 2008 to 13 February 2008 was as follows:

- Leszek Jakubów — Chairman
- Stanisław Andrzej Potycz — Deputy Chairman
- Anna Mańk
- Remigiusz Nowakowski
- Marcin Ślęzak
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski — Secretary
- Leszek Hajdacki
- Ryszard Kurek

On 13 February 2008, Marcin Ślęzak submitted his resignation from membership on the Supervisory Board.

On 14 February 2008, the Extraordinary General Shareholders' Meeting dismissed the following people from the Supervisory Board: Leszek Jakubów, Anna Mańk, Remigiusz Nowakowski, Stanisław Andrzej Potycz and Jerzy Żyżyński, and appointed the following people to the Supervisory Board: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński and Marzenna Weresa.

At its meeting on 25 February 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Due to the completion of the 6th-term Supervisory Board, the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. on 26 June 2008 appointed the following persons to the 7th-term Supervisory Board:

- Marcin Dyl
- Arkadiusz Kawecki
- Jacek Kuciński
- Marek Panfil
- Marek Trawiński
- Marzenna Weresa

as well as the following employee-elected members:

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

At its meeting on 21 July 2008 the Supervisory Board re-appointed the following persons to their respective functions: Chairman – Marek Trawiński, Deputy Chairman – Jacek Kuciński, and Secretary – Marek Panfil.

Management Board

During the period from 1 January 2008 to 17 January 2008 the composition of the Management Board, and the respective segregation of duties, was as follows:

- Krzysztof Skóra — President of the Management Board
- Ireneusz Reszczyński — I Vice President of the Management Board (Sales)
- Marek Fusiński — Vice President of the Management Board (Finance)
- Stanisław Kot — Vice President of the Management Board (Production)
- Dariusz Kaśków — Vice President of the Management Board (Development)

At its meeting on 17 January 2008, the Supervisory Board carried out the following changes in the composition of the Management Board:

- it dismissed Krzysztof Skóra from the function of President of the Management Board
- it dismissed Dariusz Kaśków from the function of Member of the Management Board
- it appointed I Vice President of the Management Board Ireneusz Reszczyński to fill the function of President of the Management Board until the appointment of the President of the Management Board of KGHM Polska Miedź S.A.

At its meeting on 17 April 2008 the Supervisory Board appointed Mirosław Krutin as at 23 April 2008 to the position of President of the Management Board.
On 23 April 2008 the Supervisory Board carried out the following changes in the composition of the Management Board:

- the following persons were dismissed from the Management Board: Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot,
- the following persons were appointed to the Management Board: Herbert Wirth and Maciej Tybura.

In addition the Supervisory Board appointed Herbert Wirth as I Vice President of the Management Board.

1.5.3. Remuneration in the Bodies of the Parent Entity

Information on remuneration in the bodies of KGHM Polska Miedź S.A. is provided in note no. 40 of the financial statements for the first half of 2008.

2. Activities of the KGHM Polska Miedź S.A. Group in the first half of 2008

2.1. Equity investments

Equity investments in the Group

In the first half of 2008, two companies carried out increases of share capital in directly-related entities.

- KGHM Polska Miedź S.A. acquired shares in the increased share capital of „Energetyka" sp. z o.o. in the total amount of PLN 27 317 thousand, which were paid for in cash. The funds obtained were allocated toward investments. The share capital of the company following the increase amounted to PLN 248 793 thousand. KGHM Polska Miedź S.A. owns 100 % of the company's shares.
  This increase in capital was registered by the court in June 2008.

- PHP „MERCUS" sp. z o.o. acquired shares in the increased share capital of PU „Mercus Serwis" Sp. z o.o. in the total amount of PLN 1 500 thousand, which were covered by a contribution in kind in the form of real estate. The share capital of the company following the increase amounts to PLN 2 200 thousand. PHP „MERCUS" sp. z o.o. owns 100 % of the shares of the company.
  This increase in capital was registered by the court in March 2008.

Other equity investments

In the first half of 2008, KGHM Polska Miedź S.A. continued to invest in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 30 June 2008 was PLN 7 964 thousand.

In the first half of 2008, the Parent Entity received a total amount of PLN 151 thousand from the AIG Fund, representing gains realised from the redemption of acquired shares. Simultaneously, KGHM Polska Miedź S.A. paid a management fee of PLN 46 thousand.

2.2. Decreases of share capital

In April 2008 there was a court registered decrease in the share capital of DIALOG S.A. by PLN 1 469 850 thousand, i.e. from PLN 1 959 800 thousand to PLN 489 950 thousand, by a decrease in the face value of all of the existing shares of the company from PLN 100.00 to PLN 25.00 per share.

The funds arising from this decrease in capital were allocated to cover the losses from prior years in the amount of PLN 913 150 thousand, and to reserve capital in the amount of PLN 556 700 thousand.
KGHM Polska Miedź S.A. owns 100 % of the company's shares.

2.3. Loans to Group companies

In April 2008 KGHM Polska Miedź S.A. granted loans to two Group companies:

- Zagłębie Lubin S.A. – a loan in the amount of PLN 7 000 thousand for partial payment of its obligations in arrears towards Social Insurance Institution (ZUS). The loan will be repaid by 31 December 2010,

- KGHM CONGO S.P.R.L. - a loan in the amount of USD 25 thousand to cover investment expenditures. The loan was repaid by 30 June 2008.

  In January and April 2008 two annexes were signed to a loan agreement in the amount of USD 800 thousand, entered into with KGHM CONGO S.P.R.L. in June 2007. The repayment dates were prolonged for individual loan instalments totalling USD 500 thousand. It was determined that the final loan instalment would be paid by 15 October 2009.

In the first half of 2008, KGHM Ecoren S.A. granted a loan to WFP Hefra S.A. in the amount of PLN 2 889 thousand. The principal amount of loan liabilities by WFP Hefra S.A. towards KGHM Ecoren S.A. at 30 June 2008 was PLN 3 274 thousand (PLN 385 thousand – liabilities from 2007). The deadline for repayment is 31 October 2008.

2.4. Payment of dividends to the Parent Entity

In the first half of 2008, as a result of distribution of profit for 2007, KGHM Polska Miedź S.A. received dividends from the following entities:

- Polkomtel S.A. * PLN 182 859 thousand,
- KGHM Ecoren S.A. PLN 30 000 thousand,
- KGHM Metraco S.A. PLN 13 209 thousand,
- CBJ sp. z o.o. PLN 2 000 thousand.

** total dividends for 2007 amount to PLN 244 764 thousand, of which: an interim payment of PLN 61 905 thousand paid in December 2007, PLN 91 409 thousand in the first half of 2008, and PLN 91 450 thousand to be paid on 27 November 2008*

In June 2008 the Extraordinary General Shareholders' Meeting of PTR S.A. distributed its profit for 2007, as a result of which KGHM Polska Miedź S.A. was allocated a dividend of PLN 228 thousand. The dividend was paid in August 2008.

2.5. Information on contracts of significance

In the first half of 2008, the following contracts of significance were entered into:

- On 30 January 2008 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale in 2008 of 8 mm copper wire rod, produced in a continuous-cast method under the standard PN-EN 1977:2000, and oxygen-free copper rod produced under the standard PN-EN 1977:2000. The estimated value of the contract is from around USD 658 461 thousand (PLN 1 613 296 thousand) to around USD 844 362 thousand (PLN 2 068 771 thousand). This estimated value, depending on the amount of tonnage under option, is based on the forecast copper price (using the forward curve from 29 January 2008) and on the NBP exchange rate from 30 January 2008.
- On 19 March 2008 a contract was signed between KGHM Polska Miedź S.A. and Glencore International AG for the sale of copper cathodes in the years 2008 - 2009. This estimated value, depending on the amount of tonnage under option, varies from USD 413 201 thousand to USD 557 417 thousand, i.e. from PLN 927 223 thousand to PLN 1 250 844 thousand. This estimated value is based on the forecast copper price (using a forward curve) and on the NBP exchange rate from 18 March 2008. The contract forsees contractual penalties for late payments.
- On 18 March 2008 a contract was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. for the sale of copper cathodes in 2008. This estimated value, depending on the amount of tonnage under option, varies from USD 245 048 thousand to USD 306 276 thousand, i.e. from PLN 552 828 thousand to PLN 690 959 thousand. This estimated value is based on the forecast copper price (using a forward curve) and on the NBP exchange rate from 17 March 2008. The contract forsees contractual penalties for late payments.

2.6. Activities of major Group entities

Among the most important entities of the Group are:

- KGHM Polska Miedź S.A. – the Parent Entity,
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the share capital – consolidated using the equity method, and
- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital. The results of this company have a direct impact on the consolidated financial statements of the KGHM Polska Miedź S.A. Group.

KGHM Polska Miedź S.A.

The financial results and description of activities of the Parent Entity for the first half of 2008 can be found in the KGHM Polska Miedź S.A. report published on 23 September 2008.

Polkomtel S.A.

At 30 June 2008, the carrying amount of the shares of Polkomtel S.A. in the financial statements of KGHM Polska Miedź S.A. was PLN 437 250 thousand.

The basic items of the company's income statement are presented below:

Table 4. *Financial results of Polkomtel S.A. ('000 PLN)*

	2007	I-VI 2007	I-VI 2008	Change *
Sales	7 799 020	3 758 796	4 117 743	109.5
Operating profit	1 771 713	836 759	1 011 920	120.9
EBITDA	2 832 633	1 366 033	1 602 779	117.3
Profit for the period	1 358 676	632 924	773 278	122.2

** I-VI 2007 = 100*

Polkomtel S.A. earned a profit for the first half of 2008 higher than for the comparable prior period by PLN 140 354 thousand, i.e. by 22.2%. During this same period the company's sales increased by PLN 358 947 thousand, i.e. by 9.5%. The higher sales are mainly due to the introduction of new, attractive services and to an increase in the customer base. The total customer base increased in the first half of 2008 by 4.3%

On 25 March 2008 the Arbitration Tribunal in Vienna issued a so-called partial verdict on the claim filed on 10 March 2006 by Vodafone Americas Inc. with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. This verdict, which is favourable to KGHM Polska Miedź S.A. and the remaining shareholders, confirms the validity of the contract dated 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. with TDC Mobile International A/S on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A. This agreement was described in detail in a current report dated 10 March 2006 and in the consolidated annual report for 2007.

DIALOG S.A.

The KGHM Polska Miedź S.A. Group has prepared consolidated financial statements in conformity with IFRS since 1 January 2005. DIALOG S.A. has maintained accounts and prepared financial statements in conformity with IFRS since 1 January 2008. At the moment of transition of the Group to IFRS, a given level of significance was assumed in making adjustments adapting the financial statements of subsidiaries to the principles of IFRS, which vary from the level of significance assumed for the transition of the accounts of DIALOG S.A. to IFRS. The effect of assuming other levels of significance caused a difference between the equity of DIALOG S.A. at 1 January 2008 and the equity of this company established for the consolidated financial statements of the KGHM Polska Miedź S.A. Group in the amount of PLN 5 086 thousand.

Due to its low level of significance in the consolidated financial statements, this amount decreased the financial result of the current period.

Table 5. *Financial results of DIALOG S.A. ('000 PLN)*

	2007	I-VI 2007	I-VI 2008	Change *
Sales	496 042	241 793	278 861	115.3
Operating profit/(loss)	17 152	27 331	(14 964)	(54.7)
EBITDA	119 022	75 483	41 199	54.6
Profit/(loss) for the period	63 372	24 303	(21 202)	(87.2)

** I-VI 2007 = 100*

The result of the investments carried out in 2007 and the actions undertaken by DIALOG S.A. to gain customers is that the customer base since 2007 has had a visible impact on the company's revenues.

The strong competition from mobile phone operators means that the company is continuing to experience a fall in voice service subscribers using the DIALOG S.A. network. At the end of the first half of 2008, the company had 395.9 thousand ringing lines in its network. There is however dynamic growth in the base of customers to whom DIALOG S.A. provides services based on the TP S.A. network (so-called WLR). At the end of June 2008 the company had 131.3 thousand active WLR customers. In addition the company is expanding its base of Internet customers, in particular with respect to broadband Internet access. At the end of June 2008 it had 124.5 thousand Internet subscribers, including 6.1 thousand BSA service users.

In the first quarter of 2008 sales of a new service – Internet television – also began, which will be an additional service to Internet customers.

The company expects that the dynamic increase in customers will lead to an increase in revenues in 2008. In 2008 DIALOG S.A. will continue the strategy aimed at increasing the number of its subscribers, both as respects voice as well as internet services.

2.7. Research and development

The highest research and development expenditures in the Group in the first half of 2008 were incurred by the Parent Entity, and amounted to PLN 594 thousand. They were financed primarily by the internal funds of KGHM Polska Miedź S.A.

Table 6. *R&D expenditures in the Parent Entity ('000 PLN)*

	2007	I-VI 2007	I-VI 2008	Change *
Mining	4 414	786	285	36.3
Smelting	1 662	129	309	x2.4
Total	**6 076**	**915**	**594**	**65.0**

** I-VI 2007 = 100*

Research and development work is the core activity of KGHM CUPRUM sp. z o.o. – CBR.
It is the contractor for most R&D investment projects realised by KGHM Polska Miedź S.A. In the first half of 2008, the company continued work on two projects within the Sector Operating Program financed by the Ministry of Science and Higher Education, i.e.:

- „Scenarios for the technological development of the brown coal extraction and processing industry", of which KGHM CUPRUM sp. z o.o. – CBR is a consortium member,
- „Scenarios for the technological development of the copper ore and associated minerals industry in Poland", which is coordinated by KGHM CUPRUM sp. z o.o. – CBR,

At the turn of 2007/2008 the following project was completed:„Research into the development of a balanced method for utilising black shales, through the use of BIOSHALE biotechnology", realised as part of the 6th Framework Program of the EU. The results of the BIOSHALE project will provide the most advanced knowledge into the possibilities and limitations of bioleaching technology in terms of copper ore and its semi-products, which could also be used to a limited degree to improve the operations of the existing facilities.

The Mining Office based in Freiberg has authorised KGHM CUPRUM sp. z o.o. - CBR to conduct geological and exploratory work into copper ore deposits within Saxony (the territory of Weisswasser to the border with Poland) for a three-year period.

The following entities of the Group also carried out R&D work:

KGHM Ecoren S.A.

The major achievements of the company in terms of R&D include the following:

- the beginning of design work on an installation for the recovery of rhenium from washing acids of the Głogów I smelter, and research into the adjustment of currently-owned technology for the recovery of rhenium to the conditions prevailing in the Głogów I smelter;
- the beginning of design work on an installation for the production of metallic rhenium from ammonium perrhenate produced in KGHM Ecoren S.A.;
- the development, in cooperation with the Non-Ferrous Metals Institute in Gliwice, of verifiable assumptions for the development of technology for the purification of nickel sulphate;
- commencement of the first stage of internal research on a project titled „Laboratory research into the leaching of slimes from the wet dedusting of throat gases for the recovery of rhenium" in the Minerals Recovery section of KGHM Ecoren;
- the issuance in April 2008 of a patent for an invention titled „Backfill mixture and a method for producing mining backfill";
- recognition for the company by the Polish Agency for Enterprise Development of the title „Hydrometallurgical technology for the purification of crude nickel sulphate" during the eleventh edition of the competition „Polish Product of the Future"

In addition, KGHM Ecoren S.A. is participating in the MATRANS project, whose aim is to design new products with improved mechanical properties for the automotive and aerospace sectors.

INOVA Spółka z o.o.

In the first half of 2008, work was carried out on the project „Research and development aimed at developing a new range of transformer stations". Technical documentation was developed for three prototype transformer stations and one prototype station.

DIALOG S.A.

In the first half of 2008, the company carried out development work on two projects:

- IPTV – interactive tv and video on demand,
- MVNO – mobile virtual network operators.

CBJ sp. z o.o.

The company worked on a project titled „The development and creation of analytical models of waste and converter slag". The aim of this work is to maintain research capacity and development with respect to x-ray fluorescence spectrometry.

2.8. Significant changes in organisation and management in the Group

KGHM Polska Miedź S.A.

On 24 April 2008 the Management Board of KGHM Polska Miedź S.A. resolved to change the organisational structure of the Head Office. As a result the segregation of duties of the Members of the Management Board is as follows:

- Mirosław Krutin — President of the Management Board
- Herbert Wirth — I Vice President of the Management Board (Production)
- Maciej Tybura — Vice President of the Management Board (Finance)

Other Group companies

In the first half of 2008, changes were carried out to the Management and Supervisory Boards of Group companies, reducing the number of their members. This was aimed at limiting the number of members in the bodies of the companies to the absolute minimum, while ensuring their proper functioning.

In addition, the following events occurred in the Group as respects organisation and management:

- in the companies ZANAM-LEGMET Sp. z o.o. and „Energetyka" sp. z o.o. integrated IT systems of the company Microsoft Dynamice AX were implemented,
- work was carried out in Group companies with respect to implementation of an information security management system.

3. Financial position

3.1. Scope and nature of the data presented

Periods covered by the consolidated financial statements

The consolidated financial statements presented cover:

- the current period from 1 January to 30 June 2008,
- the comparative period from 1 January to 30 June 2007.

Entities consolidated

KGHM Polska Miedź S.A. – as the Parent Entity of the Group, fully consolidated 25 subsidiaries, while 2 associates were accounted for using the equity method:

- Polkomtel S.A.,
- MINOVA-KSANTE Spółka z o.o.

Polkomtel S.A., in which KGHM Polska Miedź S.A. owns a 19.61% interest is an associated entity which is accounted for using the equity method. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedź S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies.

Three subsidiaries were not consolidated:

- PCPM sp. z o.o.,
- TUW-CUPRUM,
- „Mercus Software" sp. z o.o.

Exemption of these entities from consolidation was possible due to their being immaterial.

3.2. Balance sheet: assets

The structure of the assets of the KGHM Polska Miedź S.A. Group is dominated by the assets of the Parent Entity.

Table 7. *Consolidated balance sheet - Assets ('000 PLN)*

ASSETS	31 December 2007	30 June 2008	Structure %	Change *
1	2	3	4	5
Non-current assets	**7 932 257**	**8 021 312**	**54.0**	**101.1**
Property, plant and equipment	6 614 352	6 744 233	45.4	102.0
Intangible assets	119 231	118 047	0.8	99.0
Investment property	16 517	16 517	0.1	100.0
Investments in associates	690 096	659 760	4.4	95.6
Deferred tax assets	320 506	319 174	2.1	99.6
Available-for-sale financial assets	47 155	44 759	0.3	94.9
Held-to-maturity investments	43 934	57 292	0.4	130.4
Derivative financial instruments	33 395	8 154	0.1	24.4
Trade and other receivables	47 071	53 376	0.4	113.4
Current assets	**5 570 957**	**6 843 420**	**46.0**	**122.8**
Inventories	1 744 495	1 862 653	12.5	106.8
Trade and other receivables	925 367	1 411 543	9.5	152.5
Current corporate tax receivables	7 377	1 669	0.0	22.6
Available-for-sale financial assets	-	100 623	0.7	x
Derivative financial instruments	81 622	16 429	0.1	20.1
Cash and cash equivalents	2 812 096	3 450 503	23.2	122.7
Non-current assets held for sale	**184**	**550**	**0.0**	**298.9**
TOTAL ASSETS	**13 503 398**	**14 865 282**	**100.0**	**110.1**

** I-VI 2007 = 100*

In the first half of 2008, total assets increased by 10 %, i.e. by PLN 1 361 884 thousand, due to an increase in current assets mainly in the Parent Entity. The greatest change occurred in the following items:

- trade and other receivables, and
- cash and cash equivalents.

Current trade receivables increased by PLN 309 170 thousand, and their value at the end of the first half of 2008 amounted to PLN 1 047 237 thousand. Other current receivables were mainly in respect of taxation and other titles and financial receivables, and amounted to PLN 364 306 thousand. They include the dividend due to KGHM Polska Miedź S.A. from Polkomtel S.A. in the amount of PLN 91 450 thousand (the second instalment being payable in November 2008).

Cash and cash equivalents was the second largest item in assets, after property, plant and equipment. Their value increased in comparison to the end of 2007 by 23 %, i.e. by PLN 638 407 thousand. This was mainly due to the high prices on the copper market.

Property, plant and equipment was the largest item in assets. Their value during the first half of 2008 increased by 2%, mainly due to investment expenditures incurred by the Parent Entity. Their value, versus the comparable prior period, increased by 28 % and amounted to PLN 387 656 thousand. The most important investment related to development was construction of the SW-4 shaft and tunnels to access the Głogów Głęboki deposit.

3.3. Balance sheet: equity and liabilities

Table 8. *Consolidated balance sheet – Equity and liabilities ('000 PLN)*

EQUITY AND LIABILITIES	31 December 2007	30 June 2008	Structure %	Change *
1	2	3	4	5
EQUITY	**9 501 609**	**9 416 367**	**63.3**	**99.1**
Share capital	2 000 000	2 000 000	13.5	100.0
Other reserves	13 118	8 791	0.1	67.0
Retained earnings	7 440 870	7 360 280	49.5	98.9
Equity attributable to shareholders of the Parent Entity	**9 453 988**	**9 369 071**	**63.0**	**99.1**
Minority interest	**47 621**	**47 296**	**0.3**	**99.3**
Non-current liabilities	**1 710 812**	**1 616 133**	**10.9**	**94.5**
Trade and other payables	24 762	31 497	0.2	127.2
Borrowings and finance lease liabilities	162 909	69 756	0.5	42.8
Derivative financial instruments	3 087	-	0.0	x
Deferred tax liabilities	29 804	34 282	0.2	115.0
Liabilities due to employee benefits	919 923	944 331	6.4	102.7
Provisions for other liabilities and charges	570 327	536 267	3.6	94.0
Current liabilities	**2 290 977**	**3 832 782**	**25.8**	**167.3**
Trade and other payables	1 646 406	3 438 566	23.1	208.9
Borrowings and finance lease liabilities	113 201	195 165	1.3	172.4
Current corporate tax liabilities	343 377	30 159	0.2	8.8
Derivative financial instruments	14 335	61	0.0	0.4
Liabilities due to employee benefits	77 402	79 643	0.5	102.9
Provisions for other liabilities and charges	96 256	89 188	0.6	92.7
TOTAL LIABILITIES	**4 001 789**	**5 448 915**	**36.7**	**136.2**
TOTAL EQUITY AND LIABILITIES	**13 503 398**	**14 865 282**	**100.0**	**110.1**

** I-VI 2007 = 100*

In comparison to the end of 2007 the share of equity in the structure of equity and liabilities decreased by 7 %. This was due to the approved but unpaid dividend for 2007 in the Parent Entity in the amount of PLN 1 800 000 thousand.

The value of equity at the end of the first half of 2008 did not significantly change, as the gains for the first half of 2008, mainly generated by KGHM Polska Miedź S.A., were similar in amount to the dividend approved for 2007.

The approved but unpaid dividend for 2007 in the Parent Entity was also a factor in the increase in current liabilities. These showed the greatest change. Their value increased by PLN 1 541 805 thousand, i.e. by 67 %.

The largest item in current liabilities is trade and other payables, whose main items are:

- liabilities due to the shareholders dividend - PLN 1 800 000 thousand,
- trade payables - PLN 648 922 thousand,
- liabilities due to accruals - PLN 391 800 thousand,
  (including the provision for wages, paid after approval of the annual financial statements in the amount of PLN 313 570 thousand)
- liabilities due to taxation and social security - PLN 308 343 thousand.

At the end of the first half of 2008, there was a decrease in long-term bank loans and a simultaneous increase in short-term bank loans. This was mainly due to the reclassification of the bank loan to DIALOG S.A. in the amount of PLN 100 000 thousand from non-current to current liabilities, in accordance with the repayment schedule.

3.4. Income statement

Table 9. *Consolidated income statement ('000 PLN)*

INCOME STATEMENT	for the period from 01.01.2007 to 30.06.2007	for the period from 01.01.2008 to 30.06.2008	Change *
1	2	3	4
Sales	6 467 899	6 750 769	104.4
Costs of sales	(3 639 149)	(4 054 068)	111.4
Gross profit	**2 828 750**	**2 696 701**	**95.3**
Selling costs	(95 652)	(113 216)	118.4
Administrative expenses	(344 774)	(347 739)	100.9
Other operating income	1 073 207	314 135	29.3
Other operating costs	(1 334 972)	(586 253)	43.9
Operating profit	**2 126 559**	**1 963 628**	**92.3**
Finance costs - net	(15 212)	(24 712)	162.5
Share in profits of associates accounted for using the equity method	122 430	152 524	124.6
Profit before income tax	**2 233 777**	**2 091 440**	**93.6**
Income tax expense	(408 136)	(372 281)	91.2
Profit for the period	**1 825 641**	**1 719 159**	**94.2**
attributable to:			
shareholders of the Parent Entity	1 825 334	1 719 410	94.2
minority interest	307	(251)	(81.8)
Earnings per share attributable to shareholders of the Parent Entity for the half-year period (PLN per share)			
- basic	**9.13**	**8.60**	**94.2**
- diluted	**9.13**	**8.60**	**94.2**

** I-VI 2007 = 100*

During the analysed period the KGHM Polska Miedź S.A. Group increased its sales versus the comparable prior period by PLN 282 870 thousand. Revenues increased from the sale of copper, precious metals and services.

Costs increased at a greater rate than revenues. Total costs of sales, selling costs and administrative expenses increased by PLN 465 448 thousand.

The increase in costs and the strengthening of the Polish zloty were factors decreasing profit for the period versus the comparable prior period. Profit for the period decreased by PLN 106 482 thousand.

The decrease in losses on hedging transactions had a positive impact on profit. In the first half of 2008, the result on derivative instruments amounted to PLN (163 628) thousand, while in the first half of 2007 it amounted to PLN (873 807) thousand.

Table 10. *Structure of the profit for the period of the KGHM Polska Miedź S.A. Group ('000 PLN)*

Name of entity	Profit for the first half of 2008
KGHM Polska Miedź S.A.	**1 814 690**
subsidiaries	**(9 696)**
of which:	
- KGHM ECOREN S.A.	10 722
- KGHM Metraco S.A.	5 565
- DFM ZANAM-LEGMET Sp. z o.o.	3 947
- POL-MIEDŹ TRANS Sp. z o.o.	2 705
- CBJ sp. z o.o.	2 080
- PHP „MERCUS" sp. z o.o.	1 810
- PeBeKa S.A.	(13 539)
- DIALOG S.A.	(21 202)
Associates - attributable to the Group	**152 524**
of which:	
Polkomtel S.A.	152 044
Consolidation adjustment	(238 108)
Profit for the period attributable to shareholders of the Parent Entity	**1 719 410**

3.5. Structure of Group sales

The largest share in Group sales is held by the main segment of activities which involve the extraction and processing of copper and precious metals, the production of non-ferrous metals, trade and copper promotion. The remaining segments, i.e. the IT segment and other sectors, have an insignificant share in revenues.

Diagram 2. *Sales by segment in the first half of 2008*


90% Copper and precious metals, other smelter products
6% Other
4% Telecom and IT services

3.6. Sales markets – geographical structure

The largest portion, i.e. 38% of revenues from the sale of products, goods for resale and services achieved by the KGHM Polska Miedź S.A. Group, comes from the domestic market. The largest foreign recipient of the products, goods for resale and services offered by the Group is Germany at 11 %, and China at 10%.

Diagram 3. *Sales by market in the first half of 2008*


Austria 2%
China 10%
Hungary 1%
Czech Republic 7%
France 6%
UK 4%
Other countries 20%
Germany 11%
Poland 38%

In comparison to the sales structure in the comparable prior period, i.e. the first half of 2007, the following were clearly significant:

- a decrease in sales on the Polish market from 44 % to 38 %, and on the German market from 17 % to 11 %,
- an increase in sales on the French market from 1 % to 6 %, and to the "other countries" group from 15 % to 20 %.

3.7. Related party transactions

The value of transactions – sales and purchases – with related parties is presented below. State Treasury companies, as related entities, were recognised in the item *other entities*.

Table 11. *Sales to related parties ('000 PLN)*

Sales	for the period from 1 January 2007 to 30 June 2007	for the period from 1 January 2008 to 30 June 2008
to associates	1 351	1 513
to key management and supervisory personnel	18	36
to other related entities	33 854	47 673
Total	35 223	49 222

In the first half of 2008, among the State Treasury subsidiaries, the KGHM Polska Miedź S.A. Group earned the largest revenues from sales from the entity Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica (value PLN 12 649 thousand, share - 26% of total sales). These revenues were from sales of heating energy by „Energetyka" sp. z o.o.

Table 12. *Purchases from related parties ('000 PLN)*

Purchases	for the period from 1 January 2007 to 30 June 2007	for the period from 1 January 2008 to 30 June 2008
from associates	23 881	27 472
from other related entities	354 777	378 969
Total	378 658	406 441

In the first half of 2008, among the State Treasury subsidiaries, the largest purchases by KGHM Polska Miedź S.A. Group were from the entity EnergiaPro GRUPA TAURON S.A. (value PLN 276 190 thousand, share – 68% of total purchases).

3.8. Financial ratios of the KGHM Polska Miedź S.A. Group

Basic ratios describing the economic activities of the Group are presented below:

Table 13. *Financial ratios*

Ratios	31 December 2007	30 June 2007	30 June 2008
1. Liquidity ratios			
- quick liquidity (multiple)	1.7	1.0	1.3
- current liquidity (multiple)	2.4	1.3	1.8
2. Profitability ratios			
- ROA - return on assets (%)	29.1	12.4	11.6
- ROE - return on equity (%)	41.4	24.8	18.3
3. Equity and liabilities ratios			
- debt ratio (%)	29.6	50.1	36.7
- durability of financing structure ratio (%)	83.0	61.1	74.2

The improvement in the liquidity ratios is due to the approval of a lower dividend for the shareholders of the Parent Entity (PLN 1.8 billion for 2007 versus PLN 3.4 billion for 2006) given a comparable profit for the period.

The decrease in the equity profitability ratio (ROE) is due to an increase in reserve capital of KGHM Polska Miedź S.A. from the profit for 2007 in the amount of PLN 1 998 825 thousand. During the prior period the entire profit for 2006 was allocated as a dividend.

The approval of a dividend which was lower than in the prior period also led to a decrease in the debt ratio through a change in the structure of equity and liabilities (an increase in equity and a decrease in liabilities).

3.9. Risk management

The KGHM Polska Miedź S.A. Group is exposed to the following types of financial risk:
- market risk,
- liquidity risk, and
- credit risk.

The main goal of market risk management is to minimise variability in profit before taxation, increase the probability of achieving budget plans, keep the companies in a good financial condition and support the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

The Group identifies the following main market risks to which it is exposed:
- the commodity risk,
- the currency risk, and
- the interest rate risk.

The KGHM Polska Miedź S.A. Group actively manages that risk to which it is exposed. The main technique applied in managing market risk is the use of hedging strategies with derivative instruments. Natural hedging is also used.

Risk management in the Parent Entity

In the first half of 2008 copper price hedging strategies represented approx. 28% (in the first half of 2007 35%) of sales of this metal realised by KGHM Polska Miedź S.A. In the case of silver they amounted to approx. 33% (in the first half of 2007 10%). In the case of the currency market, the Parent Entity had no hedged revenues (in the first half of 2007 5% of revenues from sales were hedged).

In the first half of 2008, the result on derivative instruments amounted to PLN (163 628) thousand (in the first half of 2007, PLN (873 807) thousand), of which:
- revenues from sales were adjusted by PLN +4 214 thousand (being the amount transferred from revaluation reserve to profit and loss in the financial period; in the first half of 2007, PLN (620 293) thousand),
- other operating income and costs due to the measurement of derivative instruments amounted to PLN (156 136) thousand (in the first half of 2007, PLN (248 838) thousand), and due to the realisation of derivative instruments, PLN (11 706) thousand (in the first half of 2007, PLN (4 676) thousand).

The adjustment of other operating income and costs due to the measurement of derivative instruments mainly results from changes of the time value of options which are to be settled in future periods. Due to the hedge accounting regulations applied by the Parent Entity, changes in the time value of options are not recognised in the revaluation reserve.
In the first half of 2008 KGHM Polska Miedź S.A. implemented copper price hedging strategies (the purchase of put options) of a total volume of 60 thousand tonnes and a maturity falling in the first half of 2009. Additionally, during this period the Parent Entity implemented adjustment hedge transactions of a total volume of 13 075 tonnes and a maturity falling in January 2008 and the period from March to December 2008.
In the case of the silver market, during the analysed period no strategies were implemented to hedge the price of this metal. In the first half of 2008 adjustment hedge transactions were implemented on the silver market in a total volume of 643 thousand troz and a time horizon falling in January 2008.
In the case of the forward currency market, in the first half of 2008 KGHM Polska Miedź S.A. did not enter into strategies hedging the USD/PLN exchange rate. During the analysed period there were no adjustment hedge transactions implemented on the currency market.
The Parent Entity remains hedged for a portion of copper sales planned in the second half of 2008 (75 thousand t) and the first half of 2009 (60 thousand t), for a portion of silver sales planned in the second half of 2008 (6 million troz) and in 2009 (9.6 million troz). KGHM Polska Miedź S.A. does not hold hedged positions for revenues from sales (currency market).
The Parent Entity continuously monitors the commodity and currency markets, and these monitoring activities are the basis for taking decisions on implementing hedging strategies.

Risk management in the other companies of the KGHM Polska Miedź S.A. Group

In the first half of 2008 KGHM Metraco S.A. entered into currency risk hedging transactions. Export sales represent around 10% of the company's sales. Due to the significant impact of exchange differences generated by the settlement of operations on foreign markets at the level of financial income and costs, around 95% of revenues from export sales were covered by hedging transactions. In order to hedge against exchange risk, KGHM Metraco S.A. made use of derivative instruments in the form of forward contracts.

KGHM Polish Copper Ltd., due to the nature of its activities – copper trading - is exposed to the risk of changes in metals prices and the risk of changes in exchange rates. The company uses natural hedging. In situations where natural hedging is not used, adjustment hedge transactions are used instead. Their scope, scale and structure depend on the internal situation of the company, current and forecast market conditions and the instruments applied, as well as their implementation costs. The following types of hedging instruments are used by the company: swaps, forwards, futures, and structures derived from these instruments.

KGHM Ecoren S.A. is exposed to currency risk due to its export sales of ammonium perrhenate. The company hedges itself against negative fluctuations in currency rates by entering into hedging transactions.

The remaining companies of the Group possess internally-developed operating procedures for reducing exposure to certain types of market risk, in particular credit risk and liquidity risk. Adherence to these procedures in the process of selecting suppliers and clients, seeking external sources of financing and depositing free cash resources ensures these companies of minimalisation of risk in decision taking related to their business activities.

3.10. Forecast financial situation of the Group

Forecasts of the Group results are not prepared. The projected results of the Parent Entity are prepared and published. On 27 March 2008 information on the approval by the Supervisory Board of KGHM Polska Miedź S.A. of the budget of the company for 2008 was published in a current report.

The approved Budget assumes the achievement in 2008 of revenues from sales of PLN 11 193 million and a profit for the period of PLN 2 904 million.

Important assumptions of the forecast:

Macroeconomic factors:
- average annual electrolytic copper price of 7 100 USD/t,
- average annual metallic silver price of 15.00 USD/troz (482 USD/kg),
- average annual exchange rate of 2.50 PLN/USD.

Internal factors:
- electrolytic copper production of 512 thousand t, including 94 thousand t from external copper-bearing materials,
- metallic silver production of 1 110 t,
- total unit cost of electrolytic copper production of 12 455 PLN/t,
- capital expenditures of PLN 1 637 million.

In the first half of 2008 KGHM Polska Miedź S.A. earned revenues from sales of PLN 6 031 million and a profit for the period of PLN 1 815 million, meaning an achievement of the planned results respectively of 54% and 62%. The financial results after the first half of 2008 are consistent with the approved Budget for 2008.

Taking into consideration the current situation on financial markets, KGHM Polska Miedź S.A. is verifying the macroeconomic budget assumptions for the fourth quarter of 2008. The adjustment takes into account the deterioration in copper prices and the weakening of the Polish zloty versus the USD in this period.

The subsidiaries follow unified principles for budgeting and planning. The structure of annual budgets and five year plans is based on separate centers of responsibility. The plans of entities are evaluated based on their conformance with the Strategy of the Parent Entity and Group, from which in turn arise basic questions associated with the directions of equity investment, the development of specific areas of activities and with the dividend policy. A significant role in Group planning is played by the effective management of cash flow, the optimal financing of current activities, risk management and controlling costs.
Execution of these plans is continuously monitored by the supervisory boards of these entities as well as by the equity supervision unit of the Parent Entity. The KGHM Polska Miedź S.A. Group also applies unified reporting principles. The specific financial and economic condition of Group entities is evaluated on a quarterly basis, with monthly monitoring.
Planning and budgeting in Group entities is supported by the integrated IT systems which have been implemented in these companies.

4. Subsequent events

Commercial contract

On 7 August 2008 a contract was signed between KGHM Polska Miedź S.A. and Wieland Werke AG for the sale of copper cathodes in years 2009-2011.
The estimated value of this contract, depending on the amount of tonnage under option, is from USD 369 727 thousand to USD 448 955 thousand, i.e. from 775 503 thousand to PLN 941 683 thousand. This amount was estimated based on the forecast copper price (using a forward curve) and the National Bank of Poland exchange rate from 7 August 2008.

Increase of share capital in subsidiary

On 12 August 2008 the Extraordinary General Shareholders' Meeting of PeBeKa S.A. resolved to increase the share capital of the company by PLN 18 715 thousand, through the issuance of 306 804 registered shares with a face value of PLN 61.00 each, covered in cash by the sole shareholder, i.e. KGHM Polska Miedź S.A. The funds from this increase in share capital will be allocated to company development. This increase in capital was court registered on 26 August 2008.

Sale of shares of MINOVA-KSANTE Spółka z o.o.

On 26 August 2008 KGHM Polska Miedź S.A. sold to MINOVA-KSANTE Spółka z o.o. 13 500 shares of this company, representing 30% of the share capital of MINOVA KSANTE Spółka z o.o. and granting the right to 30% of the votes at the General Shareholders' Meeting.
These shares were sold based on an agreement entered into between KGHM Polska Miedź S.A. and MINOVA KSANTE Spółka z o.o. titled "Agreement for the buy-back of shares for the purpose of their retirement" dated 26 August 2008. The sale price for these 13 500 shares, having a total nominal value of PLN 1 350 thousand, amounts to PLN 8 542 thousand (PLN 632.75 per share). This amount is to be paid within two weeks of the Court registration of the decrease in the share capital of MINOVA KSANTE Spółka z o.o. due to the retirement of the shares acquired based on the above agreement.
Following this transaction KGHM Polska Miedź S.A. no longer owns any of the share capital of MINOVA-KSANTE Spółka z o.o.

Court decision regarding payment of damages due to deterioration of water caused by the activities of the Parent Entity

At a trial dated 29 August 2008 the Regional Court in Legnica, Civil Section dismissed the claim of Bobmark International Sp. z o.o. in its entirety, judging it as obviously unfounded. The decision is not legally binding. (For details, see Report on the activities of KGHM Polska Miedź S.A., page 21).

Removal of the company Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD Spółka Akcyjna in bankruptcy from the Register of Entrepreneurs

On 20 March 2008 the company Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD Spółka Akcyjna in bankruptcy was removed from the Register of Entrepreneurs.

Payment to the capital of a subsidiary

On 17 September 2008 the Extraordinary General Shareholders' Meeting of KGHM CUPRUM sp. z o.o.-CBR resolved to make a payment to its capital in the amount of PLN 1 500 thousand, to be used for financing the first stage of exploratory work in the Weisswasser region. This payment was executed two weeks from the date of the resolution of the General Shareholders' Meeting. This is a refundable payment, with the return of funds to be made by 31 December 2009.

Contingent agreement for the acquisition of shares

On 22 September 2008 Telefonia DIALOG S.A. entered into a contingent agreement with PKN Orlen S.A. for the acquisition of shares of Petrotel Sp. z o.o. with its registered head office in Płock.

As a result of signing this agreement, Telefonia DIALOG S.A. will acquire 6 150 shares of Petrotel Sp. z o.o., with a face value of PLN 1 000 per share, and a total nominal value of PLN 6 150 thousand, representing 75% of the share capital and the total number of votes at the General Shareholders' Meeting of Petrotel Sp. z o.o. The purchase price for 75% of the shares of Petrotel Sp. z o.o. is PLN 32 411 thousand, i.e. PLN 5 270 per share.

Ownership of these shares will be transferred to Telefonia DIALOG S.A. under condition that the remaining shareholders of Petrotel Sp. z o.o. decline to make use of their pre-emption right to these shares, in accordance with § 13 of the Articles of Association of the company Petrotel Sp. z o.o., and the full payment of the amount representing the purchase price for these shares. The process of realising the pre-emption right to acquire these shares will be completed within approx. 3-4 weeks from the date of signing the agreement.

Filing of a bankruptcy petition for the company Vivid.pl S.A.

On 24 September 2008 the Management Board of Vivid.pl S.A. filed a bankruptcy petition for the company Vivid.pl S.A. with the Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings.

100% of the shares of Vivid.pl S.A. are owned by Telefonia DIALOG S.A. The net carrying amount of these shares in the assets of Telefonia DIALOG S.A. amounts to PLN 4 279 thousand.

Declaration of bankruptcy of Vivid.pl S.A.

On 29 September 2008 Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings, issued a ruling dated 29 September 2008 upon declaration of bankruptcy of the company Vivid.pl S.A. with its registered head office in Warsaw. The court appointed a court commissioner - Regional Court Judge, Arkadiusz Zagrobelny, and a receiver - Jacek Filiks.

The ruling on this bankruptcy will come into legal force on 10 October 2008.

Acquisition of shares by POL-MIEDŹ TRANS sp. z o.o. in a newly-created company

On 19 September 2008 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register issued a decision on entering the following company into the National Court Register - Register of Entrepreneurs: PMT Linie Kolejowe sp. z o.o. with its registered head office in Polkowice. The share capital of this newly-created entity amounts to PLN 100 thousand and is divided into 100 shares of PLN 1 000 each.

POL-MIEDŹ TRANS Sp. z o.o. has acquired 99 shares in the newly-founded company PMT Linie Kolejowe sp. z o.o. These shares have a per-share face value of PLN 1000 and a total nominal value of PLN 99 thousand, represent 99% of the share capital of this company and grant the right to the same number of votes at the General Shareholders' Meeting.
The shares were entirely paid for in cash for a price equal to their nominal value.
1% of the shares of the newly-created entity is owned by PHP „MERCUS" sp. z o.o.

The founding of this company and its assumption of management over railway infrastructure will enable it to collect fees for providing access to this infrastructure to other carriers. The result of commencing operations by PMT Linie Kolejowe sp. z o.o. will be to improve the effectiveness of the assets owned by POL-MIEDŹ TRANS Sp. z o.o.

5. Annexes

5.1. Methodology for calculation of ratios used in this report

$$\text{ROE} = \frac{\text{profit for the period}}{\text{equity}} \times 100$$

$$\text{ROA} = \frac{\text{profit for the period}}{\text{total assets}} \times 100$$

$$\text{Quick liquidity} = \frac{\text{current assets - inventories}}{\text{current liabilities}}$$

$$\text{Current liquidity} = \frac{\text{current assets}}{\text{current liabilities}}$$

$$\text{debt ratio} = \frac{\text{total liabilities}}{\text{equity and liabilities}} \times 100$$

$$\text{durability of financing structure} = \frac{\text{equity + non-current liabilities}}{\text{equity and liabilities}} \times 100$$

5.2. List of tables

5.3. List of diagrams

Signatures of all Members of the Management Board			
Date	First, last name	Position	Signature
7 October 2008	*Mirosław Krutin*	President of the Management Board	
7 October 2008	*Herbert Wirth*	I Vice President of the Management Board	
7 October 2008	*Maciej Tybura*	Vice President of the Management Board	

END